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07045298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Bavarian Nordic A/S
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Bavarian Nordic A/S
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Peter Wulff
Bavarian Nordic A/S
Bøgeskovvej 9
DK-3490 Kvistgaard
Denmark
(45) 33 26 83 83
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Marianne Philip
Bent Kemplar
Sundkrogsgade 5
DK-2100 Copenhagen Ø
Denmark
(45) 70 12 12 11

February 21, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number
(1) Prospectus related to the rights offering dated February 21, 2007.

Item 2. Informational Legends

The required legend is included on prominent portions of the disclosure document submitted under Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2) Press announcement related to the rights offering dated February 20, 2007.

PART III – CONSENT TO SERVICE OF PROCESS

Bavarian Nordic A/S is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bavarian Nordic A/S

By:
Name: Peter Wulff
Title: Chief Executive Officer

Date: February 21, 2007

BAVARIAN NORDIC



IMVAM
BAVARIAN

RIGHTS ISSUE 2007

Prospectus dated 20 February 2007

This prospectus (the 'Prospectus') has been translated from the Danish language into the English language. In the event of any discrepancies, the Danish language version shall be the governing text.

Rights issue of 1,275,236 new shares with a nominal value of DKK 10 each at a price of DKK 365 per share with pre-emption rights to the shareholders of Bavarian Nordic A/S

This Prospectus has been prepared in connection with the offering (the "Offering" or the "Rights Issue") of 1,275,236 new shares (the "New Shares") with a nominal value of DKK 10 each at DKK 365 (the "Offer Price") per share ("Shares") in Bavarian Nordic A/S (the "Company" and together with its subsidiaries the "Group" or "Bavarian Nordic"). The New Shares are offered with pre-emption rights for the Company's existing shareholders at the ratio of 1:5, to the effect that shareholders will be entitled to subscribe for one New Share of DKK 10 for each five existing shares (the "Existing Shares") held (such rights the "Subscription Rights").

On 9 March 2007 at 12.30 noon (Copenhagen time), anyone registered with VP Securities Services ("VP") as a shareholder of the Company will be allocated one (1) Subscription Right for each Existing Share of DKK 10 nominal value held. The Subscription Rights will be traded in the period from 7 March 2007 to 20 March 2007, inclusive. The Subscription Rights may be exercised to subscribe for New Shares from 10 March 2007 at 9.00 am (Copenhagen time) to and including 23 March 2007 at 5.00 pm (Copenhagen time) (the "Subscription Period"). Upon expiry of the Subscription Period, the right to subscribe for New Shares will lapse, and the Subscription Rights will then become invalid and without any value, and holders of such Subscription Rights will not be entitled to any reimbursement or other compensation. New Shares that have not been subscribed by the Company's shareholders by exercise of their pre-emption rights, or by investors pursuant to Subscription Rights acquired, will be allocated to the Joint Underwriters against payment of the Offer Price and without any compensation to holders of Subscription Rights.

An application has been made for the New Shares to be listed on the Copenhagen Stock Exchange A/S (the "Copenhagen Stock Exchange"), and dealings in the New Shares are expected to commence on 29 March 2007. The managers of the Rights Issue are FIH PARTNERS A/S and Nordea Bank Danmark A/S (the "Joint Lead Managers"). In connection with the Offering, FIH ERHVERVS-BANK A/S and Nordea Bank Danmark A/S (the "Joint Underwriters") have signed an underwriting agreement (the "Underwriting Agreement") with the Company, under which they underwrite the subscription of a total of 1,275,236 New Shares, thereby underwriting all New Shares in the Rights Issue and the gross proceeds from the Rights Issue of DKK 465 million, subject to certain conditions. The Joint Underwriters have received binding advance commitments from A.J. Aamund A/S, PKA A/S and Fåmandsforeningen LD that they will subscribe for 221,891, 69,000 and 37,562 New Shares respectively by exercising all their respective Subscription Rights. The advance commitments are subject, *inter alia*, to the Underwriting Agreement not being terminated before the expiry of the Subscription Period.

Bavarian Nordic's cash preparedness totalled DKK 238 million at 31 December 2006. Assuming the expected award of the order for the delivery of smallpox vaccines to the US authorities ("RFP-3") in the period from the beginning of March 2007 until the end of the first half of 2007, Bavarian Nordic has a total financing requirement of DKK 750 million until the end of 2008. Management expects that the net proceeds from the Rights Issue of DKK 443 million combined with expected advance payments from the US authorities, debt financing, proceeds from the exercise of an existing employee warrant programme and the Group's currentcash preparedness will be sufficient to fund operations until the end of 2008, after which Bavarian Nordic expects to generate a cash inflow from operating activities.

The Group's financing requirement is partly due to the requirement for working capital to manufacture IMVAMUNE® vaccines until expected payments are received under the RFP-3 order, and partly to the requirement for funding of the Group's other activities in the fields of HIV, cancer, measles, respiratory syncytical virus ("RSV") and immunotherapy. Overall, the RFP-3 order is expected to result in a cash outflow totalling DKK 325 million during the period until the end of 2008. Management expects that an Emergency Use Authorisation ("EUA") will be granted in mid-2008, after which delivery of vaccines can begin, and operations are expected to contribute a cash inflow from late 2008. It is expected that the order will generate revenues to Bavarian Nordic of up to DKK 3 billion. The Group's other activities are expected to generate a cash outflow totalling DKK 425 million during the period from the beginning of 2007 until the end of 2008. This does not include funding of the Group's Phase III clinical trials in the MVA *nef* programme. The Group currently intends to seek external funding of the MVA *nef* programme through a collaborative partner. However, the final decision in this respect will depend on the conditions made by such potential collaborative partners.

If, contrary to expectations, Bavarian Nordic is not awarded the RFP-3 order, Management expects that the net proceeds from the Rights Issue combined with the proceeds from the exercise of an existing employee warrant programme and the Group's current cash preparedness will be sufficient to fund operations until the end of 2008. However, in such a situation the Group will depend on additional funding to secure continuing operation beyond that time. For additional details on the Rights Issue see "The Offering".

The New Shares will rank *pari passu* with the Existing Shares in the Company and will be eligible for any dividends payable in respect of the 2006 financial year. The New Shares will be registered in investors' accounts with VP Securities Services against cash payment for the New Shares.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933 as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Subscription Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

Prospective investors are advised to examine all the relevant risks and legal requirements, including any tax consequences and exchange control regulations that might be relevant in subscribing for Shares in the Company. Investors should be aware that an investment in the New Shares and in Subscription Rights involves a high degree of risk and should carefully consider the factors set out in "Risk factors" in this Prospectus.

Joint Lead Managers

FIH | PARTNERS INVESTMENT BANKING — FIH PARTNERS A/S

Nordea — Nordea Bank Danmark A/S

General information

Important information relating to this Prospectus

The Offering is subject to Danish law, and this Prospectus has been prepared in compliance with the standards and requirements of Danish law, including the rules of the Danish Financial Supervisory Authority and the Copenhagen Stock Exchange.

This Prospectus for the Rights Issue has been prepared in a Danish language version which will be the governing text in relation to the Rights Issue. The Prospectus has been translated into English. The Danish-language Prospectus corresponds to the English-language version of the Prospectus but contains certain additional information and statements required by the Copenhagen Stock Exchange and omits certain information of a technical nature which only concerns the Rights Issue outside Denmark.

This Prospectus is not an offer or an invitation by the Company or the Joint Lead Managers to purchase or subscribe for Shares or Subscription Rights in the Company. The delivery of this Prospectus and the Offering or the sale and subscription of the New Shares and the Subscription Rights may, in certain jurisdictions outside Denmark, be restricted by current legislation. Persons into whose possession this Prospectus may come are required by the Company and the Joint Lead Managers to inform themselves about such restrictions and to ensure that they are observed.

In relation to the individual member states of the European Economic Area (the "EAA") which have implemented the Prospectus Directive (each a "Relevant Member State") the Joint Lead Managers have declared and accepted that, with effect from the date of implementation of the Prospectus Directive in the Relevant Member State (the "Relevant Implementation Date"), they have not made and will not make any offering of Subscription Rights or New Shares to the public in such Relevant Member State prior to the publication of a prospectus concerning the New Stares which has been approved by the competent authority in such Relevant Member State or, where relevant, approved in another Relevant Member State and notified to the competent authority in such Relevant Member State pursuant to the Prospectus Directive. With effect from and including the Relevant Implementation Date, offerings of Subscription Rights or New Shares may, however, be made to the public in such Relevant Member State:

(a) to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
(b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43 million; and (3) an annual net turnover of more than EUR 50 million, as shown in its latest annual or consolidated accounts;
(c) to less than 100 individuals or legal persons per country within the EU/EEA who are not qualified investors (as defined in the Prospectus Directive); and
(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an "offering of Subscription Rights and New Shares to the public" in relation to Subscription Rights or New Shares in a Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering, the Subscription Rights and the New Shares so as to enable investors to decide to purchase Subscription Rights or subscribe for the New Shares as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the "Prospectus Directive" means directive 2003/71/EC and comprises all relevant implementation procedures in each Relevant Member State.

As the Company may have more than 100 shareholders in the United Kingdom and Luxembourg respectively, the financial supervisory authorities of the United Kingdom and Luxembourg respectively have been notified of this Prospectus in compliance with the Prospectus Directive, so that shareholders who are residents of the United Kingdom and Luxembourg may buy and sell Shares and Subscription Rights and exercise Subscription Rights in connection with the Offering.

No person has been authorised to give any information in connection with the Offering, other than as contained in this Prospectus. The Company, the Board of Directors, the Corporate Management and the Joint Lead Managers shall not be liable for any information or representation made in connection with this Rights Issue, other than as contained in this Prospectus. Neither the delivery of this Prospectus nor any sale of the New Shares shall, in any circumstances, create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus (the "Prospectus Date") or that there have been no changes in the affairs of the Company since this Prospectus was drawn up. Any change of material importance to the contents of the Prospectus will be made public as a supplement thereto pursuant to applicable legislation.

In addition to own investigations of the Company and the terms and conditions of the Offering, including the risks related thereto, investors should solely base their decision on the information contained in this Prospectus and any supplements thereto which expressly supplement and amend this Prospectus.

Presentation of information

Certain accounting and statistical figures in this Prospectus have been subject to rounding adjustments. The sum of these figures is therefore not necessarily equivalent to the total amounts stated, and the percentage figures are not necessarily exactly equivalent to the absolute figures.

Important Information for U.S. residents

This Rights Issue is made to persons resident in the United States only to the extent such persons are holders of Existing Shares, whether directly or through a nominee.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US

Securities Act of 1933 as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Subscription Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

This Rights Issue is made for the securities of a company organised in Denmark. The offer is subject to Danish disclosure requirements, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Bavarian Nordic A/S is located in Denmark and some or all of its officers and directors may be residents of Denmark. You may not be able to sue a non-US company or its officers or directors in a non-US court for the violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Industry and market data and information provided by third parties

This Prospectus contains information on the markets in which the Group operates. A substantial part of the information comes from analyses prepared by external organisations. Such information is considered to be reliable, but the information has not been verified, and neither Bavarian Nordic nor the Joint Lead Managers make any declaration as to the accuracy of such information. Thus, developments in the Group's activities may deviate from the market developments stated in this Prospectus. Bavarian Nordic does not assume any obligation to update such information. If information has been obtained from third parties, Bavarian Nordic confirms that such information has been accurately reproduced and, to the best of Bavarian Nordic's knowledge and belief, and in so far as can be ascertained from the information published by such third party, no facts have been omitted which would render the information provided inaccurate or misleading.

Exchange rate information

References to "DKK" are to Danish kroner. References to "USD" are to US dollars. References to "EUR" or "euro" are to the single currency of the member states participating in the third stage of the European Economic and Monetary Union pursuant to the Treaty Establishing the European Community as amended from time to time. The Company presents its financial statements in DKK. Payments under the expected RFP-3 order will be in USD, and the Company intends to partially hedge such payments, for instance by borrowings in USD and other financial hedging.

Forward-looking statements

This Prospectus contains forward-looking statements regarding the Group's strategy, growth, business, results of operations, financial position and cash flows which are subject to risks and uncertainties. In addition, this Prospectus contains statements concerning forecasts for the 2006 and 2007 financial years and estimates for 2008.

These forward-looking statements contain words such as "seek", "estimate", "believe", "expect", "intend", "may" or similar expressions or their negative. Such forward-looking statements are based on information, assumptions and beliefs deemed reasonable by the Group. They many change or be changed due to uncertainty relating to the economic, financial, competitive or regulatory environment.

Such forward-looking statements are subject to known and unknown risks and uncertainties related to an investment in the Company. The Group's actual results may differ significantly from the results discussed or implied in the forward looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk factors". The forward-looking statements are made as of the Prospectus Date.

Investors should carefully consider the risk factors described in this Prospectus before making any investment decision. If one or more of these risks materialise, it may have an adverse impact on the Group's business, position, results of operations or objectives. In addition, other risks that have not yet been identified or which the Group has not considered to be material may have an adverse impact, and investors may lose all or part of their investment. See "Risk factors."

Contents

General information 2

Contents 4

Tables and figures 5

Persons responsible 6

Summary 7

Risk factors 16

I Company information 22
1. Persons responsible 22
2. Auditors 23
3. Selected financial information 24
4. Risk factors 25
5. Information about Bavarian Nordic 26
6. Business overview 28
7. Legal structure of the Group 42
8. Property, plant and equipment 43
9. Operating and financial review 44
10. Cash preparedness 48
11. Research and development, patents and licences 49
12. Trend information 54
13. Prospects 55
14. Board of Directors, Corporate Management and senior employees 58
15. Remuneration and benefits 61
16. Board practices 62
17. Employees 63
18. Major shareholders 66
19. Related party transactions 67
20. Financial information concerning Bavarian Nordic's assets and liabilities, financial position and profits and losses 68
21. Additional information 69
22. Material contracts 73
23. Third party information, statement by experts and declarations of interest 76
24. Documents on display 77
25. Information on holdings 78

II The Offering 79
1. Persons responsible 79
2. Risk factors 80
3. Key information 81
4. Information on the securities offered 83
5. Terms and conditions of the Offering 87
6. Listing 91
7. Lock-up agreements 92
8. Expenses relating to the Rights Issue 93
9. Dilution 94
10. Further information 95

III Appendix 96
1. Extract of Articles of Association of Bavarian Nordic A/S 96
2. Glossary and definitions 101
3. Annual and interim financial statements of Bavarian Nordic 108

Tables and figures

Table 1 – Financial highlights for Bavarian Nordic 24
Table 2 – National stocks of first and second-generation smallpox vaccines (start of 2005) 32
Table 3 – Existing clinical pipeline 35
Table 4 – Group structure 42
Table 5 – Financial highlights for Bavarian Nordic 44
Table 6 – Investments 47
Table 7 – Cash preparedness 48
Table 8 – The terms of the Board of Directors and the Corporate Management 62
Table 9 – Employee breakdown by function 63
Table 10 – Employee breakdown by geography 63
Table 11 – Shareholdings of the Board of Directors, Corporate Management and Executive Vice Presidents 64
Table 12 – Warrants held by the Board of Directors, Corporate Management and Executive Vice Presidents 64
Table 13 – Phantom share programme 65
Table 14 – Movements in the Company's share capital 69
Table 15 – Outstanding warrants (as of 31 December 2006) 70
Table 16 – Equity and liabilities as of 31 December 2006 81
Table 17 – Example of dilution on exercise of Subscription Rights 94

Figure 1 – Number of employees 63

Persons responsible

Responsibility statements are included only in the Danish language version of the Prospectus.

Summary

The following summary should be read as an introduction to this Prospectus. Any decision to invest in Subscription Rights and the New Shares should be based on this Prospectus as a whole, including the documents incorporated by reference and the risks involved in investing in Subscription Rights and Shares as set forth in "Risk factors" herein. This summary is not complete and does not include all information which should be taken into account in a decision related to investing in the Subscription Rights and the New Shares.

Bavarian Nordic and the Joint Lead Managers do not accept civil liability for claims on the basis of this summary, including the summary of the Offering, nor for translations thereof, unless they are misleading, incorrect or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in an EEA member state, the claimant might, under the national legislation of the member state where such claim is brought, have to bear the costs of translating the Prospectus before such legal proceedings are initiated.

Overview

Management expects that the Group will be awarded the RFP-3 order for the supply of an expected 20 million doses of IMVAMUNE® smallpox vaccines from the US authorities during the period from the beginning of March until the end of the first half of 2007. This will make Bavarian Nordic a fully established biopharmaceutical development and production business. Bavarian Nordic commands an integrated research and development organisation, a strong patent portfolio based on the MVA technology, the only dedicated MVA production facility in the world and own marketing of the IMVAMUNE® smallpox vaccine in a number of countries as a development-stage product. By having ownership of these links in the value chain, Bavarian Nordic retains most of the value creation within the Group.

Management expects that IMVAMUNE® will be the best smallpox vaccine in the market, also to secure first line responders, i.e. healthcare staff, police officers, military personnel, infrastructure employees and political decision-makers, who in contingency plans are identified as groups with a special need for protection. Bavarian Nordic commands a strong global position after Acambis, the only competitor in the field, was excluded from the RFP-3 process. Consequently, Management believes that authorities interested in gradually replacing emergency stocks of old smallpox vaccines will give high priority to IMVAMUNE®.

It is impossible to predict developments in the market for smallpox vaccines, as such developments hinge on the regulators' prioritisation of this risk relative to other emergency priorities. During specific periods, factors such as SARS, bird flu, pandemic influenza, etc. may cause a change in priority, but at the same time, this illustrates the need for emergency preparedness. If all countries fail to respond until there is a smallpox outbreak somewhere in the world, the supply of smallpox vaccines will be insufficient to cover the expected demand. At short notice, Bavarian Nordic's production capacity can only cover a limited part of the demand that may potentially arise. As appears from analyses frequently published, there is a well-known and persistent risk and insufficient emergency preparedness in case of a smallpox outbreak.

Bavarian Nordic negotiates with the authorities of a number of countries. In order to utilise its strengthened position, the Group needs to invest more resources in market development and sales initiatives. Going forward, this will form an integral part of Bavarian Nordic's business model.

Management believes that the expected award of the RFP-3 order combined with the results of all the studies conducted with IMVAMUNE® under the RFP-1 and RFP-2 contracts play a key role in the validation of the commercial potential for the Group's MVA technology. The large volume of safety data generated in the clinical trials with IMVAMUNE® allows Bavarian Nordic to utilise the MVA platform quickly and at relatively low costs in a number of other development projects.

The MVA technology was developed from a German smallpox vaccine used in the 1970s. Bavarian Nordic's first MVA-based programme was launched in 1995. This programme is built on the fact that a recombinant MVA vaccine is based on the HIV nef protein. The rationale behind the programme was that a cellular and antibody-based immune response against the HIV nef antigen could potentially slow down an HIV infection that had already been established. Another early research programme involved a therapeutic vaccine based on the melanoma self-antigen tyrosinase. Bavarian Nordic currently pursues active vaccine research and development programmes in HIV, cancer, measles, RSV and immunotherapy based on recombinant MVA-BN® and uses MVA-BN® as its safe smallpox vaccine and for immunostimulatory therapy in development programmes.

The MVA-BN® technology has a number of characteristics that, in Management's opinion, makes it ideal for use as a therapeutic or prophylactic immunotherapy. The main characteristics are:

- MVA-BN® is a safe, non-replicating vaccine vector. This has been documented in the Group's studies of IMVAMUNE® involving more than 1,500 patients.
- MVA-BN® elicits strong expression of own and transgenic proteins, which has been supported for example by the Group's clinical trials with the MVA *nef* vaccine against HIV and the MVA tyr vaccine against melanoma (no longer an active project).
- MVA-BN® has a strong immunostimulatory and adjuvant effect (production of secondary immune cells), which has been supported *inter alia* by the Group's studies of MVA *nef*, which identified a substantial increase in the number of both CD4 and CD8 immune cells, and also in a large number of preclinical studies.
- MVA-BN® accelerates the maturation of dendritic cells (antigen-presenting cells), which was documented in the Group's preclinical studies in mice in 2004 (Franchini et al, The Journal of Immunology, 2004; 172; 6304-6312).

Management is not aware of other vaccine or vector technologies that offer the same beneficial and competitive characteristics that MVA-BN® does. In addition, Bavarian Nordic addresses markets with a substantial need for better products. Against this background, Management expects that products based on the MVA-BN® technology may obtain substantial market shares.

Strategy

Bavarian Nordic's strategy is based on the development of products that make a real difference in the treatment and prevention of infectious diseases and cancer. The Group's strategy breaks down into three main components:

Production and sale of MVA-BN® as a smallpox vaccine
Based on the expected RFP-3 order, Bavarian Nordic will seek to enter into sales and production agreements for the IMVAMUNE® smallpox vaccine with other countries for use both in replacement of emergency stocks and for vaccination of first line responders. From the time when IMVAMUNE® is registered as a vaccine, it is the Group's objective that these activities will fund the ongoing development of other products until they are capable of generating a profit by themselves, and that these activities will make the Group a profitable business.

Use of MVA-BN® as a new delivery method
Bavarian Nordic will regularly seek to develop products in which the use of MVA-BN® can lead to an improvement of already known vaccination strategies. These activities will focus on market segments that clearly demonstrate a need and a significant profit potential. In order to market itself towards potential partners in this field, Bavarian Nordic intends to continue the research and development activities that are crucial to being able to document the improvements that the use of MVA-BN® may offer for already marketed vaccines and drugs. The Group aims to complete the development of products for the treatment and/or prevention of diseases such as measles based on this principle and to consistently identify new areas for using MVA-BN® as a new delivery method, either on its own or in collaboration with partners.

Use of MVA-BN® as a new treatment method
Bavarian Nordic will continue and expand its activities within the development of products in which MVA-BN® is used in its recombinant form as a novel treatment method. The Group has identified a number of disease areas, including HIV and cancer, in which MVA-BN® may be used as a new treatment form, and it will regularly seek to identify and evaluate other opportunities for developing novel products with a considerable commercial potential. The Group's goal is to develop such products through clinical Phase II, after which time it may seek to enter into an agreement with a development and marketing partner.

Using this approach for developing and selling products, Bavarian Nordic generally seeks to attain a balanced risk profile.

A key prerequisite for realising its strategic targets is Management's ongoing focus on building Bavarian Nordic's clinical and regulatory functions to ensure targeted development strategies through to product registration. Equally important is Bavarian Nordic's regular maintenance of its expertise and capacity in clinical batch production, maturing of industrial production lines and actual industrial production and quality assurance. The Group will regularly evaluate how to optimise the use of its production plant commercially, possibly involving contract manufacturing in collaboration with other companies.

Operational targets
The Group has defined a number of operational goals in relation to 1) commercial activities, 2) research, development and technology and 3) production.

Commercial activities
- To be awarded and deliver the expected RFP-3 order for 20 million doses of IMVAMUNE® smallpox vaccine to the US authorities, and on that background to generate revenue of up to DKK 3 billion.
- To achieve a substantial part of the maintenance contract in relation to RFP-3 of up to approximately USD 1 billion after delivery for the replacement of existing vaccine stockpiles with IMVAMUNE®.
- To exploit the market potential for IMVAMUNE® as a smallpox vaccine in a number of countries outside the USA and to fund the ongoing development of other products through the sale of a registered smallpox vaccine.
- To outlicense the MVA-BN® technology to pharmaceutical companies for use outside Bavarian Nordic's focus areas.
- To bring therapeutic as well as prophylactic HIV vaccines to market using in-house marketing resources or through partnering.
- Product registration of a therapeutic MVA *nef* vaccine from 2010.

Research, development and technology
- To obtain Emergency Use Authorization for IMVAMUNE® in the USA in 2008 and to obtain registration (BLA) in 2010.
- To initiate Phase II/III clinical trials for the MVA *nef* vaccine in 2008.
- To initiate clinical trials for breast cancer immunotherapy vaccines in the first half of 2007 and for prostate cancer immunotherapy in the second half of 2007.

Production
- To commence large-scale manufacture of IMVAMUNE® at the Kvistgård facility, from early 2008.
- To manufacture MVA-BN®-based vaccines for pharmaceutical companies, who will use the MVA-BN® vector technology outside Bavarian Nordic's focus areas under a licence agreement or similar collaborative arrangements.
- To expand the production facility for the production of other vaccines against infectious diseases and inflammatory diseases.
- To commercialise production batches for clinical trials at the production facilities in Berlin, Germany.

The RFP-3 process

Both before and after the US authorities published the tender conditions for the RFP-3 order in August 2005, Bavarian Nordic worked intensively in order to position itself as favourably as possible with respect to this contract. Bavarian Nordic has submitted to the US authorities a tender and clinical data supporting the Group's IMVAMUNE® smallpox vaccine. In the intervening period, Bavarian Nordic has also built the production capacity necessary for the RFP-3 order at the Group's production facilities in Kvistgård and protected its relevant technologies.

Processing of tenders and contracts with public authorities is often very time consuming and may be subject to considerable uncertainty and political challenges. This is also the case with the RFP-3 contract, which has so far taken considerably longer than expected by Management. The lengthy process may also be explained by the fact that Bavarian Nordic and the US authorities have had to define which technical trials, etc. needed to be completed before an EUA could be granted. Due to the uncertainty about the exact time of award of the order, in August 2006 Bavarian Nordic resolved to initiate cost saving measures in order to align its resource consumption with operating and cash flow conditions.

After the only remaining competitor for the RFP-3 order, Acambis, was excluded from the RFP-3 process in November 2006, Bavarian Nordic is now in a strong position to land this contract. Management also believes that Bavarian Nordic, after the expected award of the RFP-3 order during the period from the beginning of March until the end of the first half of 2007, will command a strong global position in terms of selling IMVAMUNE® to other public authorities.

Alternative strategy in case the RFP-3 order is not awarded

If, contrary to Management's expectations, Bavarian Nordic is not awarded the RFP-3 order, the Group must align its strategy, including action plans and financing structure. The Group will to the greatest extent possible continue to develop its existing pipeline and will still command a strong global position in terms of landing orders for IMVAMUNE® from various public authorities. In addition, the Group will seek to use its production facilities for contract manufacturing.

Reasons for the Offering and use of proceeds

Bavarian Nordic's cash preparedness totalled DKK 238 million at 31 December 2006. Assuming the expected award of the order for the delivery of smallpox vaccines to the US authorities ("RFP-3") in the period from the beginning of March 2007 until the end of the first half of 2007, Bavarian Nordic has a total financing requirement of DKK 750 million until the end of 2008. Management expects that the net proceeds from the Rights Issue of DKK 443 million combined with expected advance payments from the US authorities, debt financing, proceeds from the exercise of an existing employee warrant programme and the Group's current cash preparedness will be sufficient to fund operations until the end of 2008, after which Bavarian Nordic expects to generate a cash inflow from operating activities.

The Group's financing requirement is partly due to the requirement for working capital to manufacture IMVAMUNE® vaccines until expected payments are received under the RFP-3 order, and partly to the requirement for funding of the Group's other activities in the fields of HIV, cancer, measles, respiratory syncytical virus ("RSV") and immunotherapy. Overall, the RFP-3 order is expected to result in a cash outflow totalling DKK 325 million during the period until the end of 2008. Management expects that an EUA will be granted in mid-2008, after which delivery of vaccines can begin, and operations are expected to contribute a cash inflow from late 2008. It is expected that the order will generate revenues to Bavarian Nordic of up to DKK 3 billion. The Group's other activities are expected to generate a cash outflow totalling DKK 425 million during the period from the beginning of 2007 until the end of 2008. This does not include funding of the Group's Phase III clinical trials in the MVA *nef* programme. The Group currently intends to seek external funding of the MVA *nef* programme through a collaborative partner. However, the final decision in this respect will depend on the conditions made by any such collaborative partners.

If, contrary to expectations, Bavarian Nordic is not awarded the RFP-3 order, Management expects that the net proceeds from the Rights Issue combined with the proceeds from the exercise of an existing employee warrant programme and the Group's current cash preparedness will be sufficient to fund operations until the end of 2008. However, in such a situation the Group will depend on additional funding to secure continuing operation beyond that time.

For additional details on the Rights Issue see "The Offering".

Prospective financial information for 2006 and 2007

For 2006, Management expects revenue of DKK 175 million, and a pre-tax loss of DKK 204 million.

For 2006, research and development costs are expected to amount to DKK 120 million.

For 2007, Management expects revenue of approximately DKK 130 million, and a pre-tax loss of approximately DKK 350 million. The loss is primarily due to the fact that the Company does not expect to recognise income for 2007 relating to the expected RFP-3 order as the income recognition requirements of IAS 18 will not be met until the EUA has been granted.

For 2007, research and development costs are expected to amount to DKK 230 million.

Only minor investments in plant and equipment are scheduled for 2007.

Risk factors

Any investment in shares involves an element of risk. Bavarian Nordic's risk profile reflects the risks related to the Group's pipeline, day-to-day operations, including the formation and fulfilment of customer contracts, and the goal of continuing expansion.

Prospective investors are advised to examine all the relevant risks and legal requirements, including any tax consequences and exchange control regulations that might be relevant in subscribing for Shares in the Company. Investors should be aware that an investment in the New Shares and Subscription Rights involves a high degree of risk and should carefully consider the factors set out in the section on "Risk factors" in this Prospectus.

The section "Risk factors" outlines a number of risk factors which may influence Bavarian Nordic's pipeline, future performance and growth, activities, results of operations, cash flows and financial position. The risk factors should not be taken as an exhaustive description of all risks faced by the Group, but as an expression of the risk factors which Management believes are particularly material and relevant for the Group. Specifically, there is a risk: that the Group will not be awarded the expected RFP-3 order; that the Group cannot generate sufficient liquidity, that the Group fails to meet the forecasts for 2006 and 2007; that the Group's production facilities will not be able to supply the required number of smallpox vaccines; that the Group's production facilities will not meet the requirements imposed; that the Group will not be able to protect its patents and intellectual property rights; that the Group's technologies become obsolete or otherwise lose their competitiveness; that the Group's collaborative agreements are not maintained or observed; that the Group's clinical development trials do not demonstrate the expected results: that the Group becomes dependent on one or a few suppliers; that the Group becomes dependent on one or a few customers; that the Group is met with significant claims for damages; that the Group is not able to attract and retain qualified employees; that the Group's operations are influenced by exchange rate fluctuations; that the Group's competitors develop new products that impair the Group's competitive position; that the guarantees made in connection with the Offering will not be honoured; and that the value of the Company's Shares will be affected by fluctuations in the equity market. However, additional risks and uncertainties not presently known to the Group or that the Group currently deems immaterial may also impair its business operations and development.

This Prospectus also contains forward-looking statements that involve risks and uncertainties. The Group's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to the risks the Group faces as described in "Risk factors".

If any or several of the risk factors described below materialise in full or in part, it may have a material adverse impact on the Group's performance, growth, activities, results of operations, cash flows and financial position. This may cause a fall in the price of the Company's Shares, including the Subscription Rights and the New Shares, and the shareholders may lose all or part of their investment.

Summary of the Offering

See part II for a complete description of the Offering.

Issuer:

Bavarian Nordic A/S, Bøgeskovvej 9, DK-3490 Kvistgård, Denmark.

The Company's securities identification code is DK0015966592 (BAVA).

The Company's company reg. (CVR) no. is 16 27 11 87.

Offering of New Shares:

The capital increase is carried out pursuant to the authorisation contained in Article 5a of the Company's Articles of Association which stipulates that the Board of Directors is authorised until 30 June 2007 to increase the Company's share capital in one or more issues by up to DKK 20,000,000 nominal value (2,000,000 Shares, each with a nominal value of DKK 10). The Board of Directors passed a resolution on 20 February 2007 to exercise part of this authorisation by passing a resolution to increase the share capital by DKK 12,752,360 nominal value (1,275,236 New Shares, each with a nominal value of DKK 10). After this, DKK 7,247,640 (724,764 Shares of DKK 10) remains of the authorisation.

The New Shares are offered with pre-emption rights to existing shareholders.

The New Shares to be issued by the Company upon exercise of the Subscription Rights will have the temporary securities code DK0060074300 and will be of the same class as the Existing Shares. After completion of the Rights Issue, the New Shares will be registered with the Danish Commerce and Companies Agency and the temporary securities code is expected to be admitted for listing on the Copenhagen Stock Exchange on 29 March 2007. As soon as possible thereafter, the securities code of the Existing Shares will be merged with the temporary securities code. The New Shares will then be listed under the securities code of the Existing Shares.

Offer Price:

All the New Shares are offered at DKK 365 per Share of DKK 10 nominal value.

Proceeds:

The gross proceeds from the Offering will be DKK 465 million.

The net proceeds (gross proceeds after deduction of the estimated expenses to the Company relating to the Rights Issue) are expected to be DKK 443 million.

Subscription ratio and allocation of Subscription Rights:

The New Shares are offered with pre-emption rights for the Company's existing shareholders at the ratio of 1:5 to the effect that shareholders will be entitled to subscribe for one New Share of DKK 10 for each five Existing Shares held.

Subscription Rights will be allocated to Company shareholders who are registered as shareholders with VP Securities Services on 9 March 2007 at 12.30 noon (Copenhagen time). Shares traded after 6 March 2007 at 5.00 pm will be traded ex Subscription Rights. Shareholders will be allocated one (1) Subscription Right for each Existing Share of DKK 10 nominal value held, and five Subscription Rights will entitle a shareholder to subscribe for one New Share of DKK 10 nominal value.

The Subscription Rights will be delivered in book-entry form on allocation to accounts with VP Securities Services. The New Shares will be delivered in book-entry form in investors' accounts with VP Securities Services against payment.

Trading in Subscription Rights:

The Subscription Rights will be traded on the Copenhagen Stock Exchange in the period from 7 March 2007 to 20 March 2007, inclusive.

Subscription period:

The Subscription Period for the New Shares commences on 10 March 2007 at 9.00 am (Copenhagen time) and closes on 23 March at 5.00 pm (Copenhagen time).

Subscription method:	The Subscription Rights are negotiable instruments, which are traded on the Copenhagen Stock Exchange. Holders of Subscription Rights who wish to subscribe for New Shares will be required to do so through their custodian institution. When a holder has exercised its Subscription Rights, such exercise cannot be withdrawn or changed. After the exercise of the Subscription Rights against payment of the Offer Price, the New Shares will be issued and allocated through VP Securities Services under the temporary securities code DK0060074300. After completion of the Rights Issue, the New Shares will be registered with the Danish Commerce and Companies Agency, and the temporary securities code is expected to be admitted for listing on the Copenhagen Stock Exchange on 29 March 2007. As soon as possible thereafter, the securities code of the Existing Shares will be merged with the temporary securities code. The New Shares will then be listed under the securities code of the Existing Shares.
Payment:	On exercise of the Subscription Rights, the owner shall pay DKK 365 per New Share subscribed. Payment for the New Shares shall be made in Danish kroner – and not later than on 28 March 2007 for subscription on the last day of the Subscription Period. For non-Danish investors, financial intermediaries through whom an owner holds Subscription Rights may demand payment on an earlier date.
Unexercised Subscription Rights:	Subscription Rights that have not been exercised during the Subscription Period will lapse and have no value, and holders of such Subscription Rights will not be entitled to any reimbursement or other compensation. The Subscription Period closes on 23 March 2007 at 5.00 pm (Copenhagen time). New Shares that have not been subscribed by the Company's shareholders by exercise of their pre-emption rights, or by investors pursuant to Subscription Rights acquired, will be allocated to the Joint Underwriters against payment of the Offer Price and without any compensation to holders of Subscription Rights.
Joint Lead Managers:	FIH PARTNERS A/S and Nordea Bank Danmark A/S are Joint Lead Managers.
Joint Underwriters:	FIH ERHVERVSBANK A/S and Nordea Bank Danmark A/S are Joint Underwriters.
Underwriting:	In connection with the Offering, the Joint Underwriters have signed an Underwriting Agreement with the Company, under which they undertake to subscribe a total of 1,275,236 New Shares, thereby underwriting all New Shares in the Offering and the gross proceeds from the Rights Issue of DKK 465 million, subject to certain conditions. The Joint Underwriters have received binding advance commitments from A.J. Aamund A/S, PKA A/S and Fåmændsforeningen LD that they will subscribe for 221,891, 69,000 and 37,562 New Shares respectively by exercising all their respective Subscription Rights. The advance commitments are subject, *inter alia*, to the Underwriting agreement not being terminated before the expiry of the Subscription Period.
Termination of the Underwriting Agreement and withdrawal of the Offering:	The Joint Underwriters are entitled to terminate the Underwriting Agreement and the Company is entitled to withdraw the Offering if, before trading in the Subscription Rights begins on 7 March 2007 at 9.00 am (Copenhagen time), events occur which, in the opinion of the Joint Underwriters and/or the Company, would make it inadvisable to proceed with the Offering. The Underwriting Agreement may be terminated by the Joint Underwriters during the period from commencement of trading in the Subscription rights on 7 March 2007 at 9.00 am (Copenhagen time) until the New Shares have been registered with the Danish Commerce and Companies Agency, if certain extraordinary and/or unpredictable circumstances occur, including in the event of (i) force majeure, (ii) the Group being informed, becoming aware or having an expectation that it will not be awarded the RFP-3 order, or (iii) completely extraordinary adverse developments in the equity market. The Rights Issue will only be completed if all the New Shares are subscribed for by shareholders or pursuant to the Underwriting Agreement.

Securities identification codes:	Existing Shares DK0015998017 (BAVA) New Shares (temporary code) DK0060074300 Subscription Rights DK0060074227
Voting rights:	Each Share of DKK 10 carries one vote.
Rights, including rights to dividends:	No shares in the Company carry any special rights, and the New Shares will have the same pre-emption rights on future capital increases as the Existing Shares and will rank *pari passu* in all respects with the existing share capital when the New Shares have been fully paid up and registered. The New Shares will be eligible for all dividends and other rights in the Company from the date of registration of the capital increase with the Danish Commerce and Companies Agency. The New Shares will be eligible for any dividends payable in respect of the 2006 financial year. However, the Company does not expect to declare any dividend in respect of the 2006 financial year.
Issuing agent:	Nordea Issuer Services, Hermes Hus, Helgeshøj Allé 33, DK-2630 Taastrup, Denmark.
Lock-up agreements in connection with the Offering:	The lock-up period for the Company expires 360 days after the completion of the Offering.
Governing law and jurisdiction:	The Offering is subject to Danish law. This Prospectus has been prepared in compliance with the standards and requirements of Danish law, including the rules issued by the Copenhagen Stock Exchange and the Danish Financial Supervisory Authority. Any dispute arising as a result of the Rights Issue shall be brought before the courts of Denmark.
Selling and transfer restrictions:	The distribution of this Prospectus, the allocation of Subscription Rights and the Rights issue may be restricted by law in certain jurisdictions, and this Prospectus may not be used for, or in connection with, any offer to or solicitation by, anyone in any jurisdiction in which such offer or solicitation is not authorised or to any persons to whom it is unlawful to make such offer or solicitation. This Prospectus does not constitute an offer or a solicitation to buy Subscription Rights or to subscribe for New Shares in any jurisdiction where such and offer or solicitation is unlawful. The Company and the Joint Lead Managers require persons into whose possession this Prospectus may come to inform themselves of and observe such restrictions. Neither the Company nor the Joint Lead Managers assume any legal responsibility for any violation of these restrictions by any person, irrespective of whether such person is a potential purchaser of the New Shares. In relation to the individual member states of the European Economic Area (the "EEA") which have implemented the Prospectus Directive (each a "Relevant Member State") the Joint Lead Managers have declared and accepted that, with effect from the date of implementation of the Prospectus Directive in the Relevant Member State (the "Relevant Implementation Date"), they have not made and will not make any offering of Subscription Rights or New Shares to the public in such Relevant Member State prior to the publication of a prospectus concerning the New Stares which has been approved by the competent authority in such Relevant Member State or, where relevant, approved in another Relevant Member State and notified to the competent authority in such Relevant Member State pursuant to the Prospectus Directive. With effect from and including the Relevant Implementation Date, offerings of Subscription Rights or New Shares may, however, be made to the public in such Relevant Member State: (a) to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43 million; and (3) an annual net turnover of more than EUR 50 million, as shown in its last annual or consolidated accounts; (c) to less than 100 individuals or legal persons per country within the EU/EEA who are not qualified investors (as defined in the Prospectus Directive); and (d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an "offering of Subscription Rights and New Shares to the public" in relation to Subscription Rights or New Shares in a Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering, the Subscription Rights and the New Shares so as to enable investors to decide to purchase Subscription Rights or subscribe for the New Shares as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the "Prospectus Directive" means directive 2003/71/EC and comprises all relevant implementation procedures in each Relevant Member State.

As the Company may have more than 100 shareholders in the United Kingdom and Luxembourg respectively, the financial supervisory authorities of the United Kingdom and Luxembourg respectively have been notified of this Prospectus in compliance with the Prospectus Directive, so that shareholders who are residents of the United Kingdom and Luxembourg may buy and sell Shares and Subscription Rights and exercise Subscription Rights in connection with the Offering.

Important Information to U.S. residents
This Rights Issue is made to persons resident in the United States only to the extent such persons are holders of Existing Shares, whether directly or through a nominee.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933 as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Subscription Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

This Rights Issue is made for the securities of a company organised in Denmark. The offer is subject to Danish disclosure requirements, which are different from those of the United States. Financial statements included in the document, if any, have been pre-pared in accordance with International Financial Reporting Standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Bavarian Nordic A/S is located in Denmark and some or all of its officers or directors may be residents of Denmark. You may not be able to sue a non-US company or its officers or directors in a non-US court for the violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Ordering of Prospectuses: Additional copies of this Prospectus are available from:

FIH PARTNERS A/S
Langelinie Allé 43
DK-2100 Copenhagen Ø
Denmark
Tel: +45 7222 4700

Nordea Bank Danmark A/S
Hermes Hus
Helgeshøj Allé 33
DK-2630 Taastrup
Denmark
Tel: +45 3333 5092

The Prospectus can also be downloaded from the Company's website:
www.bavarian-nordic.com

Expected timetable of principal events

Last day of trading in Existing Shares cum Subscription Rights:	6 March 2007
First day of trading in Existing Shares ex Subscription Rights:	7 March 2007
Trading in Subscription Rights on the Copenhagen Stock Exchange commences:	7 March 2007
Allocation time:	9 March 2007 at 12.30 noon (Copenhagen time) in the computer system of VP Securities Services
Subscription period commences:	10 March 2007 at 5.00 pm (Copenhagen Time)
Trading in Subscription Rights ends:	20 March 2007 at 5.00 pm (Copenhagen Time)
Subscription period closes:	23 March 2007 at 5.00 pm (Copenhagen Time)
Announcement of the results of the Rights Issue and registration of Rights New Shares with the Danish Commerce and Companies Agency:	The Company expects to announce the results of the Issue on 28 March 2007
Listing of the New Shares under the temporary securities code: 2007	The Company expects this to take place on 29 March

Risk factors

Any investment in shares involves an element of risk. Bavarian Nordic's risk profile reflects the risks related to the Group's pipeline, day-to-day operations, including the formation and fulfilment of customer contracts, and the goal of continuing expansion.

The following section outlines a number of risk factors which may influence the Group's pipeline, future performance and growth, activities, results of operations, cash flows and financial position. The risk factors set out below should not be taken as an exhaustive description of all risks faced by the Group, but as an expression of the risk factors, which Management believes are particularly important and relevant for the Group. However, additional risks and uncertainties not presently known to the Group or that the Group currently deems immaterial may also impair its business operations and development.

This Prospectus also contains forward-looking statements that involve risks and uncertainties. The Group's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to the risks the Group faces as described below and elsewhere in this Prospectus.

The risk factors are not listed in any order of priority with regard to significance, size or probability. It is not possible to quantify the significance to the Group of each individual risk factor as each of the risk factors mentioned below may materialise to a greater or lesser degree and have unforeseen consequences. The description of the risk factors is qualified in its entirety by the full text of this Prospectus, and you should carefully consider the risk factors and other information contained in this Prospectus prior to making any investment decision with respect to Subscription Rights or the New Shares.

If any or several of the risk factors described below materialise, it may have a material adverse impact on the Group's performance, growth, activities, results of operations, cash flows and financial position. This may cause a fall in the price of the Company's Shares, including the Subscription Rights and the New Shares, and the shareholders may lose all or part of their investment.

Risks related to the business

The expected RFP-3 order

There can be no assurance that Bavarian Nordic will be awarded the RFP-3 order or that it will be awarded on the expected terms and conditions. Nor can there be any assurance that the expected RFP-3 order from the US authorities is not deferred or not awarded at all. If Bavarian Nordic is awarded the RFP-3 order, there can be no assurance that it will not subsequently be amended or cancelled.

Processing of contracts and tenders with public authorities is often very time consuming and may be subject to considerable uncertainty and political challenges. Consequently, it cannot be ruled out that the RFP-3 order is deferred or not awarded at all.

After the only remaining competitor for the RFP-3 order, Acambis, was excluded from the RFP-3 process in November 2006, Bavarian Nordic is now in a strong position to land this contract with the US authorities. However, there can be no assurance that Bavarian Nordic will be awarded the contract.

There can be no assurance that the Group will be granted an EUA for IMVAMUNE®, that an EUA will be granted at the expected time and that the subsequent expected supply of 20 million doses of IMVAMUNE® may be initiated. Nor can there be any assurance that the Group will receive any compensation of costs incurred if an EUA is not granted or that any such compensation will offset the costs incurred or make up for lost profits.

If the RFP-3 contract is concluded, it may be terminated by the US authorities. However, if the US authorities terminate the contract, the Group may in certain cases, as the RFP-3 contract is expected to be governed by Federal Acquisition Regulation ("FAR"), seek to have all of its expenses covered and seek to receive reasonable financial compensation for work performed.

Most of the expected income from the RFP-3 order is subject to the US health authorities granting EUA. As EUA data becomes available, they will be filed with the Food and Drug Administration ("FDA"), which will regularly review such data. The final data are expected to become available in mid-2008, at which time the Center for Disease Control ("CDC") can contact the FDA with a view to obtaining an EUA.

Cash preparedness

Bavarian Nordic's cash preparedness is limited, and there can be no assurance that the Group will be able to generate positive cash flows from operating activities or attract new capital that may secure the Group's ongoing operations after the time when the present cash preparedness, including the net proceeds from the Rights Issue, will be depleted.

With the net proceeds from the Rights Issue of DKK 443 million combined with expected advance payments from the US authorities, debt financing, proceeds from exercise of an existing employee warrant programme and the Group's current cash preparedness, Management expects that the cash preparedness will be sufficient to support the planned operations until the end of 2008, after which Bavarian Nordic expects to generate a cash inflow from operating activities. However, there can be no assurance that this is the case. For example, access to sufficient debt financing will depend on the terms and conditions of the RFP-3 contract.

There can be no assurance that Bavarian Nordic will receive any of the expected advance payments under the expected RFP-3 order.

If Bavarian Nordic enters into the expected RFP-3 order, Management expects that the RFP-3 contract will establish the terms and conditions for advance payments from the US authorities. In this context, Management expects that advance payments of a small part of the total contractual amount will be made during the first year after the award, provided that Bavarian Nordic complies with the expected conditions for such advance payments. If Bavarian Nordic does not receive the expected advance payments, the Group's cash preparedness will not be sufficient to cover its capital requirements until the end of 2008. In such a situation, the Company would rely on additional equity or debt financing.

If, contrary to Management's expectations, Bavarian Nordic is not awarded the RFP-3 order, the Group must align its strategy, including action plans and financing structure.

Forecasts for 2006 and 2007

Bavarian Nordic's forecasts are based on a number of assumptions being met. If these assumptions are not met in full or in part, the Group's future results may deviate significantly from the forecasts made.

Management expects that the Group's revenue for the financial year ended 31 December 2006 will be approximately DKK 175 million and that the pre-tax loss will be approximately DKK 204 million.

For 2007, Management expects revenue of approximately DKK 130 million, and a pre-tax loss of approximately DKK 350 million. The loss is primarily due to the fact that the Company does not expect to recognise income for 2007 relating to the expected RFP-3 order as the income recognition requirements of IAS 18 will not be met until the EUA has been granted.

There can be no assurance that changes and/or postponement will not occur in agreements already signed by the Group for the supply of smallpox vaccine.

Production

If the market for smallpox vaccines should cease to exist, or if Bavarian Nordic is unable to supply the products demanded by customers, it may have the effect that the Group's expected revenue cannot be generated or is delayed, because it is uncertain whether the Group can find alternative ways of using its production facilities to fully or partly replace the lost earnings.

Bavarian Nordic works with the development of drugs for the treatment of a number of diseases. If, contrary to Management's expectation, the market for smallpox vaccines should disappear, or be substantially reduced, Management believes that the Group's production facilities in Kvistgård, Denmark, could be re-configured to produce vaccines against other diseases within a period of 4-6 months for an additional investment of DKK 25-50 million.

There can be no assurance that the Group will be able to supply the required number of vaccines in the required quality, at a competitive price, or within the agreed time timeframe. Nor can there be any assurance that the Group will be able to supply smallpox vaccines under the expected RFP-3 order within the agreed timeframe.

For Bavarian Nordic to be able to fulfil orders for the supply of smallpox vaccines, it is important to have sufficient production capacity and to be able to achieve and maintain a satisfactory production quality. There can be no assurance that the Group will be able to keep its production batches free of infection from SPF eggs that may be infected, which may lead to a lower output, delays and higher costs.

The production capacity at the Kvistgård facility is currently approximately 40 million doses of IMVAMUNE® per year.

Requirements for production facilities

There can be no assurance that the production facilities will be able to meet the future requirements imposed by the regulatory authorities.

Bavarian Nordic has production facilities in Kvistgård, Denmark and Berlin, Germany, which currently meet the requirements set by the EU for "Good Manufacturing Practice" (GMP) and meet all regulatory guidelines for industrial vaccine production. Management also believes that the production facilities meet the requirements imposed by the USA (FDA). The FDA has not reviewed the facilities. The Group strives to ensure that its production facilities consistently meet these requirements and guidelines.

Nor can there be any assurance that Bavarian Nordic will be able to comply with the conditions to ensure that the Group receives and maintains the necessary approvals for continuing the production at its production facilities.

Bavarian Nordic has received the necessary approvals, including approval for the production of sterile vaccines and environmental approvals for working with live viruses, allowing it to commence industrial production of sterile vaccines. Bavarian Nordic endeavours to comply with the requirements on which such approvals are based.

Protection of patents and other intellectual property rights

There can be no assurance that Bavarian Nordic will be able to efficiently enforce its patents and intellectual property rights, nor can there be any assurance that Bavarian Nordic does not infringe the intellectual property rights of others, and this could prevent the Group from continuing its activities in the relevant field.

Bavarian Nordic's future competitive strength will depend substantially on the Group's ability to obtain and maintain patent protection and other protection of its intellectual property rights and production processes. There can be no assurance that the Group's patents will not be challenged, invalidated, declared void or circumvented or that the Group will be able to enforce its intellectual property rights. The Group seeks to continuously strengthen and enforce its patent position based on its in-house expertise in the patent area and assistance from external experts.

Bavarian Nordic has three pending separate litigation cases against Acambis plc and/or Acambis Inc. with respect to enforcing the rights to MVA. Two of these proceedings are conducted in the USA, while the third is conducted in Austria. For a detailed description of pending litigation, see "Research and development, patents and licences".

There can be no assurance that Bavarian Nordic will be able to obtain new patents or maintain existing patents that have still not expired.

A patent has a lifetime of 20 years from the date of filing. Bavarian Nordic's core patents are relatively young, with the most important MVA-BN® patents dating back from 2000 or later, and those of Bavarian Nordic's patents directed at the insertion of foreign genes at specific sites of the MVA gene date back from 1995 or later.

Risks relating to Bavarian Nordic's technologies

The development of products based on Bavarian Nordic's primary vaccine technology platform, MVA-BN®, is subject to a number of uncertainties and risks. There can be no assurance that one or more of these risks will not materialise.

The development of products based on Bavarian Nordic's primary vaccine technology platform, MVA-BN®, is subject to a number of uncertainties and risks, the most important of which are described below:

- To date, products have not been filed or approved based on the MVA-BN® vector technology.
- Bavarian Nordic has tested the therapeutic effect and safety of the MVA-BN® vector technology in animal models and clinical trials, but there can be no assurance that these results are indicative of the results that will be achieved in the current and future clinical trials in humans, and that adverse side effects will not be observed.
- There can be no assurance that the risks relating to Bavarian Nordic's technologies will not result in material delays or the discontinuation of development programmes.
- There can be no assurance that the potential product will be safe and effective when finally marketed.
- There can be no assurance that the necessary regulatory approvals will be obtained.
- Bavarian Nordic can give no assurance that the Group's products can be produced cost effectively in commercial quantities, or that any products, if launched, will obtain acceptance in the market.
- Finally, there can be no assurance that future clinical trials prove that Bavarian Nordic's MVA-BN® vector technology is as effective as Management expects.

Collaborative agreements

There can be no assurance that Bavarian Nordic will be able to retain its present partners or enter into new agreements or new alliances on satisfactory terms.

Collaborative agreements with other biopharmaceutical companies, biotechnology companies and production partners form an integral part of Bavarian Nordic's business. The Group seeks to enhance the possibility of concluding such collaborative agreements by continuously developing its primary technology platform – MVA-BN® – and stand-alone projects.

There can be no assurance that Bavarian Nordic's collaborative partners observe the agreements or do not pass on or otherwise misuse confidential information and data.

Bavarian Nordic's collaborative agreements cover production, filling, research or development. Accordingly, Bavarian Nordic relies heavily on its collaborative partners. If the Group's collaborative partners fail to meet their obligations under the agreements, Bavarian Nordic may not be able to deliver the products or the research results which the Group or others expect and rely on, and this could have far-reaching adverse consequences. Some of Bavarian Nordic's collaborative agreements involve a significant element of transfer of confidential knowledge and know-how to collaborative partners, and such transfers are always subject to strict confidentiality requirements. However, Bavarian Nordic cannot give any assurance that its collaborative partners will not pass on, intentionally or unintentionally, confidential information and know-how to competitors, or otherwise misuse such know-how.

Clinical development

There can be no assurance that existing vaccine projects will demonstrate adequate safety and efficacy to form the basis of registration as drugs ("BLA"). Nor can there be any assurance that the Group will obtain EUA approval of IMVAMUNE® under the expected RFP-3 order or that an EUA will be granted at the expected time.

Bavarian Nordic has not yet obtained regulatory approval for the marketing of any product. Several of the Group's vaccine projects are still at an early development stage. Preclinical and clinical trials are associated with significant uncertainty, and there can be no assurance that the effect and safety profile observed in early trials will be confirmed in subsequent trials.

The expected RFP-3 order is subject to additional clinical trials, as a result of which IMVAMUNE® may not receive EUA approval and the order is subsequently not completed or withdrawn. Similarly, the outcome of the additional clinical trails may result in IMVAMUNE® not being finally registered as a drug and therefore cannot be marketed.

There can be no assurance that the Group's partners will carry out the development activities as agreed. This may delay the clinical development of the projects.

Outsourcing of clinical development is a key element of Bavarian Nordic's development strategy. Bavarian Nordic's development partners are all professional within their fields, and Bavarian Nordic intends to enter into partnerships solely with companies and institutions that have extensive experience and expertise within their respective fields.

The Group's development activities largely depend on its development partners' ability to and possibility of enrolling the right patients according to a fixed timeframe. Patient enrolment may be hampered or prevented by factors such as the patients' treatment alternatives, including approved treatments as well as other clinical studies, the inclusion criteria and the general willingness of persons to participate in the trial. As a result, the Group and its collaborative partners may be unable to control how quickly a trial can be conducted, if at all.

Dependence on suppliers

Any changes in Bavarian Nordic's suppliers' positions and their ability to supply the raw materials required by Bavarian Nordic may have an impact on Bavarian Nordic's ability to fulfil customer contracts. There can be no assurance that the Group's suppliers will always be able to deliver the raw materials used in the Group's planned production.

The drug market is a market subject to substantial regulation, and there can be no assurance that Bavarian Nordic will continue to be able to purchase the products required for its future operations. Management believes that Bavarian Nordic is not dependent on any single supplier.

A number of raw materials and sterile single-use devices are used to manufacture IMVAMUNE®. Some of the raw materials are generic materials used by other pharmaceutical manufacturers, while others are manufactured specifically for use by Bavarian Nordic, either because of special quality requirements, especially for the Specific Pathogene Free ("SPF") eggs used in the production, or the packaging in which the materials are supplied. The sterile single-use devices used are predominantly custom-made for Bavarian Nordic's production of IMVAMUNE®.

To the greatest extent possible, Bavarian Nordic aims to have at least two suppliers of critical raw materials. When this has not been possible, the aim is for the raw materials to be manufactured by an alternative supplier, at some delay, if the primary supplier should fail to deliver. If a primary supplier fails to deliver or delivers less of a critical raw material than agreed, it will typically take three to six months before an alternative supplier will be able to supply raw materials of the same quality. Consequently, supplier failure may cause production delays of three to six months. Where possible, the Group seeks to safeguard against this risk by maintaining fairly large raw material inventories.

There can be no assurance that the required number of SPF eggs of the required quality will always be available to complete the scheduled production. Bavarian Nordic has taken many steps to ensure a constant supply of SPF eggs, but in case of more generalised or local infections, the Group cannot guarantee timely shipment of the required volume of eggs to manufacture its vaccine. SPF eggs differ from all other consumables for the IMVAMUNE® vaccine production in that they cannot be stored to any significant extent. Consequently the SPF eggs are considered the Group's most critical raw material.

Dependence on customers

In the event that Bavarian Nordic does not enter into additional agreements, the Group would not achieve revenue beyond what is expected from already existing agreements.

Bavarian Nordic's expectations of entering into further agreements regarding, *inter alia*, the sale of smallpox vaccines are subject to considerable uncertainty.

There can be no assurance that political factors will not have a material adverse impact on existing orders and the ability to enter into contracts and on the terms and conditions of such contracts.

Bavarian Nordic's contracting parties in a number of negotiations and agreements concerning the Group's smallpox vaccine programme are and have been public authorities. The supply of smallpox vaccines is considered by many governments to be a matter of national interest. As a result, the Group is subject to substantial political risks, partly in respect of the final decision as to the conclusion of agreements and partly in respect of the terms and conditions of such agreements.

Bavarian Nordic seeks to constantly keep in close contact, either through in-house or third-party representatives, with the governments and public authorities with whom negotiations take place in order to gain increased insight into decision-making patterns. The Group is currently dependent on one single customer, and will in future probably enter into other individual agreements with customers that will be of key importance to the Group.

There can be no assurance that Bavarian Nordic will not, in future, become dependent on any single customer.

Sales of Bavarian Nordic's Elstree-BN® and IMVAMUNE® smallpox vaccines, which have been sold as vaccines under development, have primarily taken place in the form of "one-off" sales. The expected RFP-3 order from the US authorities is an example of a customer relationship that is crucial for the Group's earnings.

Liability for damages and product liability

There can be no assurance that Bavarian Nordic's products will not have major side effects that may give rise to substantial liability claims.

As a biopharmaceutical company, Bavarian Nordic operates in a market which is subject to a certain amount of risk. Bavarian Nordic may hence be subject to the risk of receiving liability claims alleging adverse effects from clinical trials and the use of the Group's products. This risk is significantly increased by concluding agreements for the supply of smallpox vaccines that remain to be completed or approved for use in humans.

There can be no assurance that Bavarian Nordic will be able to maintain insurance cover, or that such existing or any future insurance policies or the Group's own resources will sufficiently cover any claims for damages that may be received in future.

Bavarian Nordic seeks to avoid this risk by maintaining adequate insurance coverage relative to the Group's activities.

There can be no assurance that Bavarian Nordic's products are used solely for clinical research, and that such use would not give rise to significant claims for damages.

IMVAMUNE®, which has been supplied to the US authorities under the RFP-1 and RFP-2 contracts, is a product under development. As part of the agreement between Bavarian Nordic and the US authorities, the parties have agreed, for the time being, to solely use IMVAMUNE® for clinical research. Management believes that Bavarian Nordic has taken all necessary steps to cover the risks relating to the use of IMVAMUNE®.

There can be no assurance that Bavarian Nordic will not be met with claims for damages in connection with the sale of Elstree-BN®, smallpox vaccines based on MVA-BN® or IMVAMUNE®.

Bavarian Nordic has sold Elstree-BN® and other smallpox vaccines as products under development to a number of countries and contracting parties. As part of the supply contracts, Bavarian Nordic has excluded liability in respect of these products.

There can be no assurance that Bavarian Nordic will not infringe patents and other intellectual property rights held by third parties and will not be met with claims for damages.

Employees

There can be no assurance that Bavarian Nordic will be able to attract and retain qualified employees.

One of the key resources of Bavarian Nordic is its employees, and it is therefore a key factor in the Group's future success that Bavarian Nordic is able to attract and retain qualified employees.

Bavarian Nordic implemented incentive plans in 2004 and 2006 based on warrants to the members of the Board of Directors, Corporate Management and certain employees and a phantom share programme for employees in the Company and Bavarian Nordic GmbH intended to motivate and retain the Group's employees and create a workplace that meets the requirements of existing and future employees both in terms of pay and professional challenges.

For a description of Bavarian Nordic's incentive plans, see "Employees – Incentive plans" and "Additional information – Warrants".

Foreign currency risks

There can be no assurance that any exchange rate fluctuations would not have an adverse impact on Bavarian Nordic's results of operations or competitive strength.

A significant share of Bavarian Nordic's costs is settled in currencies linked to EUR, whilst most of the Company's revenue is invoiced in US dollars and other currencies, which exposes Bavarian Nordic to foreign currency risks. The RFP-2 contract with the US authorities is settled in US dollars. Revenues from the RFP-2 contract come primarily from the reimbursement of costs incurred by Bavarian Nordic in connection with the further development of IMVAMUNE® for the US authorities. Foreign currency risks are hence limited to exchange rate fluctuations from the date of invoice until the date of payment. The expected RFP-3 order will be settled in USD. The Company intends to seek to partly hedge this exposure.

Bavarian Nordic has to date not hedged exchange rate risks, but Management continuously evaluates the need to do so. Contracts denominated in currencies other than euros and US dollars are not expected to constitute a major exchange rate risk.

Risks related to external factors

Competition and prices

There can be no assurance that the competitors will not develop products or enter into alliances that may significantly impair Bavarian Nordic's competitive position.

The market for drugs is highly competitive. There are a number of companies that develop drugs targeting the same diseases as Bavarian Nordic and which have much greater financial resources and in some areas are more advanced in their product development than Bavarian Nordic.

There can be no assurance that Bavarian Nordic will be able to obtain prices for its products that ensure sufficient earnings to cover Bavarian Nordic's costs.

Pricing in the pharmaceutical market will have a crucial effect on Bavarian Nordic's ability to generate profits.

Underwriting and advance commitments in respect of the Rights Issue

There can be no assurance that the underwriting guarantees made in connection with the Offering will not be cancelled. As a result, there can be no assurance that the Offering will be completed.

In connection with the Offering, the Joint Underwriters have signed an Underwriting Agreement with the Company, under which they undertake to subscribe a total of 1,275,236 New Shares, thereby underwriting all 1,275,236 New Shares in the Offering and the gross proceeds from the Rights Issue of DKK 465 million on certain conditions. The Joint Underwriters have received binding advance commitments from A.J. Aamund A/S, PKA and Fåmandsforeningen LD that they will subscribe for a total of 221,891, 69,000 and 37,562 New Shares respectively by exercising all their respective Subscription Rights. The advance commitments are subject, *inter alia*, to the Underwriting Agreement not being terminated before the expiry of the Subscription Period.

The Joint Underwriters are entitled to terminate the Underwriting Agreement and the Company is entitled to withdraw the Offering if, before trading in the Subscription Rights begins on 7 March 2007 at 9.00 am (Copenhagen time), events occur which, in the opinion of the Joint Underwriters and/or the Company, would make it inadvisable to proceed with the Offering.

The Underwriting Agreement may be terminated by the Joint Underwriters during the period from commencement of trading in the Subscription rights on 7 March 2007 at 9.00 am (Copenhagen time) until the New Shares have been registered with the Danish Commerce and Companies Agency, if certain extraordinary and/or unpredictable circumstances occur, including in the event of (i) force majeure, (ii) the Group being informed, becoming aware or having an expectation that it will not be awarded the RFP-3 order, or (iii) completely extraordinary adverse developments in the equity market.

If the guarantee is cancelled, this could result in the Offering not being fully subscribed and therefore not completed, and this could have a material adverse effect on the Group.

The Rights Issue will only be completed if all the New Shares are subscribed for by investors or under the Underwriting Agreement. If the Rights Issue is not completed, this would have the effect that investors who have acquired Shares (with a view to being granted Subscription Rights), Subscription Rights or New Shares may suffer a loss. If the Rights Issue is not completed, owners of the New Shares will be entitled to reimbursement of the Offer Price, and the New Shares will be cancelled. The value of allocated or acquired Subscription Rights will not be reimbursed.

Risks related to the market price and market value of the Subscription Rights

There can be no assurance that the value of the Shares and the Subscription Rights will not be affected by fluctuations in the equity market, the market for biopharmaceutical shares and the market's method of pricing such shares and subscription rights.

The equity market is volatile. Therefore, the price of the Company's Shares and the value of the Subscription Rights may be affected by factors that cannot be attributed solely to the Company's circumstances.

If Bavarian Nordic is awarded the RFP-3 order during the period from the publication of this Prospectus to the last day of trading in the Subscription Rights, it may cause substantial price fluctuations that could have a material impact on investor gains/losses from the sale of Existing Shares or Subscription Rights.

I Company information

1. Persons responsible

An overview of the persons responsible for the Prospectus is given in "Persons responsible".

2. Auditors

The Company's auditors are:

Deloitte Statsautoriseret Revisionsaktieselskab
represented by
Jens Rudkjær, state authorised public accountant
Jørgen Holm Andersen, state authorised public accountant
Weidekampsgade 6
DK-2300 Copenhagen S
Denmark

Jens Rudkjær and Jørgen Holm Andersen are both members of the Institute of State Authorised Public Accountants in Denmark (Foreningen af Statsautoriserede Revisorer (FSR)).

The Company's annual reports for 2003 and 2004 are audited by PricewaterhouseCoopers Statsautoriseret Revisionsinteressentskab, Strandvejen 44, DK-2900 Hellerup, Denmark ("PricewaterhouseCoopers") and Deloitte Statsautoriseret Revisionsaktieselskab, Weidekampsgade 6, DK-2300 Copenhagen S, Denmark ("Deloitte").

Following an amendment to the Danish Financial Statements Act, which entailed that Danish listed companies are no longer required to have two external auditors, PricewaterhouseCoopers was not reappointed at the annual general meeting held in April 2005. Accordingly, only Deloitte audited the annual report for 2005 and the interim financial statements for the nine months ended 30 September 2006 and reviewed the financial expectations for 2006 and 2007 for the Group.

As a result, only Deloitte has issued independent auditors' reports contained in this Prospectus.

3. Selected financial information

The selected financial and key figures presented below have been extracted from the Group's audited financial statements for the financial years ended 31 December 2005, 2004 and 2003, included elsewhere in this Prospectus, and should be read in conjunction therewith. The audited financial statements for the years ended 31 December 2005, 2004 and 2003 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as adopted by the EU and the additional Danish disclosure requirements for financial statements of listed companies. This section also includes selected financial highlights taken from the interim financial statements for the nine months ended 30 September 2005 and 2006 included elsewhere in this Prospectus, and should be read in conjunction therewith. The interim financial statements have been prepared in accordance with the recognition and measurement provisions of the IFRS and the rules issued by the Copenhagen Stock Exchange on the preparation of interim financial statements. The interim financial statements for the nine months ended 30 September 2006 are audited, while the interim financial statements for the nine months ended 30 September 2005 are unaudited.

The key figures are calculated in accordance with "Recommendations and Financial Ratios 2005" issued by the Danish Society of Financial Analysts.

Table 1 – Financial highlights for Bavarian Nordic

(DKK millions)	Q1-Q3 2006	Q1-Q3 2005 (unaudited)	2005	2004	2003
Income statement					
Revenue	141.8	205.6	247.6	164.8	524.5
Production costs	103.2	96.6	132.2	70.3	206.5
Gross profit	38.6	109.0	115.4	94.5	318.0
Research and development costs	86.8	80.9	114.4	120.4	61.0
Sales costs and administrative expenses	97.7	62.3	75.4	56.4	43.0
Other operating costs	-	-	45.4	-	-
Operating profit/(loss) (EBIT)	(145.9)	(34.2)	(119.8)	(82.3)	214.0
Net financials	0.7	1.0	3.4	5.6	3.6
Profit/(loss) before tax	(145.2)	(33.2)	(116.4)	(76.7)	217.6
Net profit/(loss)	**(112.7)**	**(24.4)**	**(94.7)**	**(53.0)**	**150.6**
Balance sheet					
Non-current assets	427.0	344.3	472.4	291.8	71.0
Current assets	583.1	619.0	456.2	310.3	358.2
Total assets	1,010.1	963.3	928.6	602.1	429.2
Equity	739.3	692.2	630.1	315.4	347.0
Non-current liabilities	186.9	120.6	212.2	149.1	4.2
Current liabilities	83.9	150.5	86.3	137.6	78.0
Total equity and liabilities	**1,010.1**	**963.3**	**928.6**	**602.1**	**429.2**
Cash flow statement					
Cash flows from operating activities	(137.1)	(54.1)	(58.2)	(76.6)	211.2
Cash flows from investing activities	(282.1)	(430.4)	(177.2)	(214.8)	(103.4)
Cash flows from financing activities	191.3	466.6	447.8	148.6	(2.4)
Cash and cash equivalents, end of period	41.1	62.8	269.0	56.6	199.8
Key figures					
Earnings per Share					
- basic earnings per Share of DKK 10.00	(19.2)	(5.0)	(17.6)	(11.5)	33.4
- diluted earnings per Share of DKK 10.00	-	-	-	-	32.9
Equity value (DKK)	115.9	119.4	108.7	68.0	76.9
Stock market price/equity value	3.0	4.1	4.4	7.9	3.3
Shareholders' equity value	73%	72%	67%	52%	81%
Number of employees, end of period	231	220	224	145	87

4. Risk factors

For a description of risk factors for Bavarian Nordic, see "Risk factors".

5. Information about Bavarian Nordic

Address

Bavarian Nordic A/S
Bøgeskovvej 9
DK-3490 Kvistgård
Denmark
Telephone: +45 3326 8383
Fax: +45 3326 8380

The Company's securities identification code is DK0015998017 (BAVA).

The Company's registered office is situated in the Municipality of Helsingør.

The Company's company reg. (CVR) no. is 16 27 11 87.

The Company is incorporated under Danish law.

Objects

The Company was incorporated on 1 July 1992. The activities in Bavarian Nordic commenced on 6 October 1994.

Pursuant to Article 3 of the Articles of Association, the objects for which the Company has been established are to carry out research, trade, manufacture and any other related activities, primarily within the pharmaceutical industry.

Financial statements and annual general meeting

The Company's financial year runs from 1 January to 31 December. The Company's most recent annual general meeting was held on 26 April 2006. The Company's most recent extraordinary general meeting was held on 24 May 2006.

Principal bankers

Nordea Bank Danmark A/S
Strandgade 3
DK-1401 Copenhagen C
Denmark

Registrar of shareholders

Nordea Issuer Services
Hermes Hus
Helgeshøj Allé 33
DK-2630 Taastrup
Denmark

On 1 June 2006, Nordea Issuer Services' activities as registrar were transferred to VP Securities Services:

VP Securities Services
Helgeshøj Allé 61
DK-2630 Taastrup
Denmark

Issuing agent

Nordea Issuer Services
Hermes Hus
Helgeshøj Allé 33
DK-2630 Taastrup
Denmark

History and developement

The activities of Bavarian Nordic began in 1994 in connection with a collaborative agreement between an academic research group in Munich, Germany, at the Institute for Molecular Virology – Forschungszentrum für Umwelt und Gesundheit GmbH ("GSF") and a group of Danish scientists and investors. During its first years, Bavarian Nordic conducted research in gene therapy, cell therapy and vaccines based on research results obtained by scientists at GSF and other research groups in Munich. The gene therapy and cell therapy activities were later discontinued.

The Company was listed on the Copenhagen Stock Exchange in 1998.

In 2002, Bavarian Nordic refocused its strategy towards the development of vaccines, a field in which commercial progress was considered to be imminent. During the period from 2002 to 2004, Bavarian Nordic sold Elstree-BN® vaccines for a total of approximately DKK 750 million.

In 2004, Bavarian Nordic decided to resume its research and development activities in the field of cancer vaccines. This led to the establishment of the subsidiary BN ImmunoTherapeutics Inc., Mountain View, California, USA. Bavarian Nordic's first cancer vaccine candidate is a vaccine against breast cancer based on the HER-2-Neu antigen.

In its MVA-BN® (IMVAMUNE®) smallpox vaccine development programme, Bavarian Nordic has since 2004 vaccinated more than 1,500 people. No material side effects ascribable to MVA-BN® were observed.

Since 2004, Bavarian Nordic achieved several important milestones. In July 2004, Bavarian Nordic's IMVAMUNE® development programme was granted "fast track" status by the FDA. Also in 2004, Bavarian Nordic received regulatory approval from the FDA and the German health authorities for the clinical testing of a smallpox vaccine in high-risk subjects such as persons with HIV infections and atopic disorders.

In July 2004 and July 2005, Bavarian Nordic was granted two patents by the United States Patent and Trademark Office ("USPTO"), covering MVA-BN® virus in recombinant and non-recombinant form and derivatives thereof with similar properties. The patents cover an MVA virus, which cannot replicate in a number of defined mammalian cells and immunocompromised animals, and defines and includes an MVA virus with a similar or better safety profile as compared with other MVA viruses. The two

US patents and the European equivalent patent form the basis of the pending lawsuit against Acambis at the ITC in Washington and a court case concerning patent infringement in Austria.

Bavarian Nordic has brought legal action against Acambis before the federal district court in the state of Delaware, claiming 1) misappropriation of the biologic material used by Acambis to manufacture the MVA3000 smallpox vaccine product which the company offers to sell to the US government under the RFP programme, 2) unfair competition, and 3) unfair trade acts.

During 2006, Bavarian Nordic was granted additional key patents that further strengthen its patent position on MVA. Among other things, the Group was granted a patent by the USPTO that gives Bavarian Nordic the exclusive right to manufacture MVA-based vaccines for the vaccination of small children. The patent also allows the Company to develop vaccines for a general immune stimulation in small children based on MVA-BN®.

In 2006, the Group established a new company in Washington DC, USA, named Bavarian Nordic Inc. in order to expand and strengthen its activities in the USA. Focus will be on providing efficient service to US governmental authorities, developing the market for Bavarian Nordic's vaccines in the USA and seeking funding for other development programmes, especially within HIV and cancer vaccines.

Both before and after the US authorities published the tender conditions for the RFP-3 order in August 2005, Bavarian Nordic worked intensively in order to position itself as favourably as possible with respect to this contract. Bavarian Nordic has submitted to the US authorities a tender and clinical data supporting the Group's IMVAMUNE® smallpox vaccine. In the intervening period, Bavarian Nordic has also built the production capacity necessary for the RFP-3 order at the Group's production facilities in Kvistgård and protected its relevant technologies.

Processing of tenders and contracts with public authorities is often very time consuming and may be subject to considerable uncertainty and political challenges. This is also the case with the RFP-3 contract, which has so far taken considerably longer than expected by Management. The lengthy process may also be explained by the fact that Bavarian Nordic and the US authorities have had to define which technical trials, etc. needed to be completed before an EUA could be granted. Due to the uncertainty about the exact time of award of the order, in August 2006 Bavarian Nordic resolved to initiate cost saving measures in order to align its resource consumption with operating and cash flow conditions.

After the only remaining competitor for the RFP-3 order, Acambis, was excluded from the RFP-3 process in November 2006, Bavarian Nordic is now in a strong position to land this contract. Management also believes that Bavarian Nordic, after the expected award of the RFP-3 order during the period from the beginning of March until the end of the first half of 2007, will command a strong global position in terms of selling IMVAMUNE® to other public authorities.

The Group also advanced its non-smallpox pipeline in 2006. Promising Phase II results were achieved for MVA *nef*, and MVA-BN® *polytope* commenced Phase I/II trials. The Group's breast cancer vaccine candidate MVA-BN®-HER-2 recently received approval by the FDA to start Phase I/II clinical studies, which will be initiated as soon as possible.

In terms of production, Bavarian Nordic achieved substantial progress in 2006. The Danish Medicines Agency approved the Kvistgård production facility for manufacturing sterile vaccines for use in humans. The authorisation allows Bavarian Nordic to manufacture, analyse and release sterile vaccines at its production facility in Kvistgård in accordance with EU cGMP requirements. The authorisation covers the Group's need for manufacturing smallpox vaccine for the expected RFP-3 order to the USA and for other markets for emergency use of smallpox vaccines. Bavarian Nordic can now commence commercial manufacturing of vaccines. The Group's production facility in Berlin also received the necessary cGMP approval.

Investments

See "Operating and financial review" for a description of the Group's investments.

6. Business overview

Management expects that the Group will be awarded the RFP-3 order for the supply of an expected 20 million doses of IMVAMUNE® smallpox vaccines from the US authorities during the period from the beginning of March until the end of the first half of 2007. This will make Bavarian Nordic a fully established biopharmaceutical development and production business. Bavarian Nordic commands an integrated research and development organisation, a strong patent portfolio based on the MVA technology, the only dedicated MVA production facility in the world and own marketing of the IMVAMUNE® smallpox vaccine in a number of countries as a development-stage product. By having ownership of these links in the value chain, Bavarian Nordic retains most of the value creation within the Group.

Management expects that IMVAMUNE® will be the best smallpox vaccine in the market, also to secure first line responders, i.e. healthcare staff, police officers, military personnel, infrastructure employees and political decision-makers, who in contingency plans are identified as groups with a special need for protection. Bavarian Nordic commands a strong global position after Acambis, the only competitor in the field, was excluded from the RFP-3 process. Consequently, Management believes that authorities interested in gradually replacing emergency stocks of old smallpox vaccines will give high priority to IMVAMUNE®.

It is impossible to predict developments in the market for smallpox vaccines, as such developments hinge on the regulators' prioritisation of this risk relative to other emergency priorities. During specific periods, factors such as SARS, bird flu, pandemic influenza, etc. may cause a change in priority, but at the same time, this illustrates the need for emergency preparedness. If all countries fail to respond until there is a smallpox outbreak somewhere in the world, the supply of smallpox vaccines will be insufficient to cover the expected demand. At short notice, Bavarian Nordic's production capacity can only cover a limited part of the demand that may potentially arise. As appears from analyses frequently published, there is a well-known and persistent risk and insufficient emergency preparedness in case of a smallpox outbreak.

Bavarian Nordic is currently negotiating with the authorities of a number of countries. In order to utilise its strengthened market position, the Group will have to invest more resources in market development and sales initiatives. Going forward, this will form an integral part of Bavarian Nordic's business model.

Management believes that the expected award of the RFP-3 order combined with the results of all the studies conducted with IMVAMUNE® under the RFP-1 and RFP-2 contracts play a key role in the validation of the commercial potential for the Group's MVA technology. The large volume of safety data generated in the clinical trials with IMVAMUNE® allows Bavarian Nordic to utilise the MVA platform quickly and at relatively low costs in a number of other development projects.

The MVA technology was developed from a German smallpox vaccine used in the 1970s. Bavarian Nordic's first MVA-based programme was launched in 1995. This programme is built on the fact that a recombinant MVA vaccine is based on the HIV nef protein. The rationale behind the programme was that a cellular and antibody-based immune response against the HIV nef antigen could potentially slow down an HIV infection that had already been established. Another early research programme involved a therapeutic vaccine based on the melanoma self-antigen tyrosinase. Bavarian Nordic currently pursues active vaccine research and development programmes in HIV, cancer, measles, RSV and immunotherapy based on recombinant MVA-BN® and uses MVA-BN® as its safe smallpox vaccine and for immunostimulatory therapy in development programmes.

The MVA-BN® technology has a number of characteristics that, in Management's opinion, makes it ideal for use as a therapeutic or prophylactic immunotherapy. The main characteristics are:

- MVA-BN® is a safe, non-replicating vaccine vector. This has been documented in the Group's studies of IMVAMUNE® involving more than 1,500 patients.
- MVA-BN® elicits strong expression of own and transgenic proteins, which has been supported for example by the Group's clinical trials with the MVA *nef* vaccine against HIV and the MVA tyr vaccine against melanoma (no longer an active project).
- MVA-BN® has a strong immunostimulatory and adjuvant effect (production of secondary immune cells), which has been supported for example by the Group's studies of MVA *nef*, which identified a substantial increase in the number of both CD4 and CD8 immune cells, and also in a large number of preclinical studies.
- MVA-BN® accelerates the maturation of dendritic cells (antigen-presenting cells), which was documented in the Group's preclinical studies in mice in 2004 (Franchini et al, The Journal of Immunology, 2004; 172; 6304-6312).

Management is not aware of other vaccine or vector technologies that offer the same beneficial and competitive characteristics that MVA-BN® does. In addition, Bavarian Nordic addresses markets with a substantial need for better products. Against this background, Management expects that products based on the MVA-BN® technology may obtain substantial market shares.

Strategy

Bavarian Nordic's strategy is based on the development of products that make a real difference in the treatment and prevention of infectious diseases and cancer. The Group's strategy breaks down into three main components:

Production and sale of MVA-BN® as a smallpox vaccine
Based on the expected RFP-3 order, Bavarian Nordic will seek to enter into sales and production agreements for the IMVAMUNE® smallpox vaccine with other countries for use both in replacement of emergency stocks and for vaccination of first line responders. From the time when IMVAMUNE® is registered as a vaccine, it is the Group's objective that these activities will fund

the ongoing development of other products until they are capable of generating a profit by themselves, and that these activities will make the Group a profitable business.

Use of MVA-BN® as a new delivery method

Bavarian Nordic will regularly seek to develop products in which the use of MVA-BN® can lead to an improvement of already known vaccination strategies. These activities will focus on market segments that clearly demonstrate a need and a significant profit potential. In order to market itself towards potential partners in this field, Bavarian Nordic intends to continue the research and development activities that are crucial to being able to document the improvements that the use of MVA-BN® may offer for already marketed vaccines and drugs. The Group aims to complete the development of products for the treatment and/or prevention of diseases such as measles based on this principle and to consistently identify new areas for using MVA-BN® as a new delivery method, either on its own or in collaboration with partners.

Use of MVA-BN® as a new treatment method

Bavarian Nordic will continue and expand its activities within the development of products in which MVA-BN® is used in its recombinant form as a novel treatment method. The Group has identified a number of disease areas, including HIV and cancer, in which MVA-BN® may be used as a new treatment form, and it will regularly seek to identify and evaluate other opportunities for developing novel products with a considerable commercial potential. The Group's goal is to develop such products through clinical Phase II, after which time it may seek to enter into an agreement with a development and marketing partner.

Using this approach for developing and selling products, Bavarian Nordic generally seeks to attain a balanced risk profile.

A key prerequisite for realising its strategic targets is Management's ongoing focus on building Bavarian Nordic's clinical and regulatory functions to ensure targeted development strategies through to product registration. Equally important is Bavarian Nordic's regular maintenance of its expertise and capacity in clinical batch production, maturing of industrial production lines and actual industrial production and quality assurance. The Group will regularly evaluate how to optimise the use of its production plant commercially, possibly involving contract manufacturing in collaboration with other companies.

Operational targets

The Group has defined a number of operational goals in relation to 1) commercial activities, 2) research, development and technology and 3) production.

Commercial activities

- To be awarded and deliver the expected RFP-3 order for 20 million doses of IMVAMUNE® smallpox vaccine to the US authorities, and on that background to generate revenue of up to DKK 3 billion.
- To achieve a substantial part of the maintenance contract in relation to RFP-3 of up to approximately USD 1 billion after delivery for the replacement of existing vaccine stockpiles with IMVAMUNE®.
- To exploit the market potential for IMVAMUNE® as a smallpox vaccine in a number of countries outside the USA and to fund the ongoing development of other products through the sale of a registered smallpox vaccine.
- To outlicense the MVA-BN® technology to pharmaceutical companies for use outside Bavarian Nordic's focus areas.
- To bring therapeutic as well as prophylactic HIV vaccines to market using in-house marketing resources or through partnering.
- Product registration of a therapeutic MVA *nef* vaccine from 2010.

Research, development and technology

- To obtain Emergency Use Authorization for IMVAMUNE® in the USA in 2008 and to obtain registration (BLA) in 2010.
- To initiate Phase II/III clinical trials for the MVA *nef* vaccine in 2008.
- To initiate clinical trials for breast cancer immunotherapy vaccines in the first half of 2007 and for prostate cancer immunotherapy in the second half of 2007.

Production

- To commence large-scale manufacture of IMVAMUNE® at the Kvistgård facility, from early 2008.
- To manufacture MVA-BN®-based vaccines for pharmaceutical companies, who will use the MVA-BN® vector technology outside Bavarian Nordic's focus areas under a licence agreement or similar collaborative arrangements.
- To expand the production facility for the production of other vaccines against infectious diseases and inflammatory diseases.
- To commercialise production batches for clinical trials at the production facilities in Berlin, Germany.

Alternative strategy in case the RFP-3 order is not awarded

If, contrary to Management's expectations, Bavarian Nordic is not awarded the RFP-3 order, the Group must align its strategy, including action plans and financing structure. The Group will to the greatest extent possible continue to develop its existing pipeline and will still command a strong global position in terms of landing orders for IMVAMUNE® from various public authorities. In addition, the Group will seek to use its production facilities for contract manufacturing.

Market and diseases

Unless otherwise indicated, the information in this section is derived primarily from the World Health Organisation ("WHO"), Center for Disease Control ("CDC") and the National Institutes of Health ("NIH") websites and relevant links. Management believes that the market and disease description in this section is accurate. However, there can be no assurance that other sources may not have different opinions of the market in which Bavarian Nordic operates. Nor can there be any assurance that the contents of the websites referred to will not be changed after the release of this Prospectus.

The Group continually assesses the market potential and the competition for the disease areas in which it conducts research and development projects. These disease areas and their market potential are described in more detail below.

Smallpox

History and background
Throughout history, smallpox caused by variola major (human smallpox virus) has resulted in more deaths than any other infectious disease. In 1950, 30 years before WHO declared that smallpox had been eradicated, 50 million cases of smallpox occurred in the world each year. The Variola major virus is fatal in 10-30% of those who contract it.

The Variola virus belongs to the orthopox virus family. Gene sequence studies have shown that camelpox is the most closely related virus and that variola and camelpox share the same ancestor, possibly a smallpox virus in rodents. A virus such as variola requires a human population of between 100,000 and 300,000, living closely together, to manifest itself in the population. The virus first appeared in human evolution a few thousand years ago in the Egyptian and Mesopotamian cultural societies and the northern parts of India, at the same time as the camel became domesticated. Given the close relationship between human smallpox and camelpox, it would be reasonable to assume that both viruses originate from any one of these places 2,000 to 4,000 years ago. This assumption is consistent with the earliest written records and archaeological findings from these civilisations.

Orthopox virus and vaccination
In addition to variola and camelpox, vaccinia virus, cowpox virus, mousepox virus, monkeypox virus and several other viruses also belong to the orthopox family of viruses. It is a well-documented fact that there is strong cross-immunity between all members of this family of viruses. From the early 1800s, smallpox vaccination was made mandatory in many countries, evolving to comprehensive vaccination campaigns against smallpox, and finally a global vaccination effort in the 1960s and 1970s, co-ordinated by WHO. In May 1980, human smallpox was officially declared eradicated as a human disease.

The observation made by Edward Jenner, a British physician, that milkmaids who had contracted cowpox no longer developed human smallpox disease has formed the basis for vaccines which over the next two centuries gradually eradicated the disease. Initially, vaccination of humans involved scraping the cowpox virus into the skin after it had been punctured (scarified). The problem with this procedure was that it relied on the availability of active cowpox infections in cows to produce the vaccine. Therefore, a procedure based on an infection chain in humans was developed in which a person vaccinated with cowpox transferred his infection to another person through a so-called "arm-to-arm" method. In this way, the vaccine could be kept "alive" through many generations. Obviously, this procedure was not particularly suitable and it led to the transfer of many other infections. During the 20th century, smallpox vaccines were usually manufactured in animals through comprehensive scarification of the animal's abdomen with the vaccinia virus. Currently known as "first-generation vaccines", these vaccines were used until 1980. However, before then, a "second-generation vaccine" had begun to be introduced. In principle, these vaccines were similar to the first-generation vaccines, with the exception that they were produced in cell cultures in laboratories. First and second-generation smallpox vaccines are often referred to as "traditional smallpox vaccines".

In 1980, when WHO declared that human smallpox (variola) had been eradicated, global smallpox vaccination programmes were discontinued with the exception of military personnel in certain countries. The reason for discontinuing general smallpox vaccination programmes was that it was common knowledge that, in spite of the effective protection against human smallpox infection, the use of these vaccines involved significant safety problems. The side effects are built into the mechanism of action in which cowpox virus and vaccinia virus offer protection against human smallpox. When the variola virus infects an unprotected human, it will normally cause the virus to spread, leading to smallpox pustules on the entire body. Such cases have a fatality rate of 10-30%. An infection with the vaccinia virus, on the other hand, will usually only cause a local infection and a single smallpox pustule at the injection site. Over a period of 10-14 days, an immune response is induced and the vaccinia virus infection is combated. The vaccinated person is subsequently protected against variola or human smallpox infection. However, large groups of people cannot effectively fight the local infection of a vaccinia virus vaccination. This causes side effects such as: generalised vaccinia infection, which is often fatal, progressive vaccinia infection, where the local infection spreads to a large area around the inoculation site, and eczema vaccinatum, which is an eczema that spreads to the entire body or to an infection of the brain. Another common complication seen especially in vaccinated infants is local infections that may eventually lead to blindness or deafness caused by their scratching of the vaccination wound followed by putting their finger in their eyes or ears. High-risk groups for smallpox vaccination with vaccinia virus include infants, elderly people, people infected with HIV and AIDS patients, cancer patients, people who have had an organ transplant and people with atopic disorders such as atopic dermatitis and active eczema as well as allergies such as hay fever. In total, about 10% of the population has a direct risk of experiencing serious side effects from vaccination with vaccinia virus, and when persons in close contact with high-risk groups are included, about one-fourth of the population should be excluded from vaccination with first and second-generation smallpox vaccines.

A new side effect observed in clinical trials after vaccination with the first and second-generation vaccines which the USA has been stockpiling since 2001 is a heart infection (myopericarditis), observed in up to 1 out of every 140 healthy young men vaccinated.

After 1980, due to the large number of serious side effects of vaccination with second-generation vaccines, WHO recommended that all countries stop vaccinating the general population and either destroy human smallpox virus samples stored for research purposes or submit such samples to one of two public institutions in the USA and Russia, respectively. These countries were thereafter the only countries to store samples of the variola virus or human smallpox virus for medical and research purposes. Human smallpox was believed to have been eradicated and all virus samples kept under control.

Why a new, safe smallpox vaccine?

In the early 1990s, however, it became clear that, in spite of the convention prohibiting the development, production and stockpiling of bacteriological (biological) weapons and their destruction (from 1972) and the convention prohibiting biological weapons (from 1975), a variola virus had been manufactured for use in warfare. Furthermore, volumes of manufactured human smallpox virus could not be accounted for.

Up through the 1990s, it also became evident that only very few people were still protected against smallpox infection. In addition, there were indications that the monkeypox virus could potentially spread to other species, including humans. Finally, it became increasingly obvious that new gene technologies could be applied to alter different animal pox viruses with the purpose of manufacturing synthetic viruses that would potentially act like human smallpox. For example, camelpox is very similar to human smallpox, in that there are essentially only three genes that separate the two viruses, and new technology has made it possible to synthesize DNA to the size of smallpox virus. Technologies for reconstituting smallpox virus from its DNA already exist.

During 1999-2002, a number of countries started to stockpile traditional first and second-generation smallpox vaccines. The USA, for example, has stockpiled approximately 320 million doses of traditional vaccines. Germany, the UK and the Netherlands have also built smallpox vaccine stocks for their entire population, and many other countries have stockpiled large or small contingency stocks of smallpox vaccines. In the autumn of 2004, the G7 countries decided to provide WHO with a stockpile of 200 million doses of smallpox vaccine. However, these vaccines are not available today and therefore have to be manufactured if this decision is to be realised.

The side effects of the traditional vaccinia vaccines were already recognised as a serious problem long before the smallpox disease was eradicated. As early as around 1950, several initiatives were implemented to develop safer smallpox vaccines. This led to the development of MVA, among other things. MVA was developed by exclusively cultivating from the master virus a number of generations on chicken embryo fibroblast cells, anticipating that the virus would alter its characteristics and no longer be capable of growing in mammalian cells. MVA is a vaccinia virus derived from the vaccinia strain CVA (Chorioallantois Vaccinia Ankara), which is used by the Vaccination Institution Ankara in Turkey as a basis for vaccination of humans. MVA was developed by the German Professor Anton Mayr in Munich as an attenuated vaccinia virus through repeated serial passages in chicken embryo fibroblast cells. After 516 passages, the CVA, which had now been attenuated, was named MVA (Modified Vaccinia Ankara). Further passages led to MVA passage 571, which formed the basis of the vaccine used for pre-vaccination of more than 120,000 children and adults in Germany after product approval in 1976.

Bavarian Nordic's MVA-BN® based smallpox vaccine, IMVAMUNE®, is an advancement of the original MVA 571 vaccine. IMVAMUNE® is a third-generation smallpox vaccine characterised by the fact that it is unable to replicate in human cells and therefore cannot cause a progressive infection.

The market for smallpox vaccines in 2007

The public debate on smallpox has quietened down in recent years, with focus being redirected onto SARS and bird flu. However, the authorities responsible for preventing and fighting a possible smallpox outbreak retain their focus on the threat. There is a distinct concern in the international community that smallpox may be used as a biological weapon in warfare or in acts of terror, or that smallpox disease may re-occur by the spreading of other orthopox viruses from animals to humans. Several governments, including the USA, the UK, Germany and the Netherlands have established stockpiles for their entire population, and a number of other countries have stockpiled large or small contingency stocks of smallpox vaccines. In addition, many international organisations are debating contingency strategies concerning the international stockpiling of vaccines. These organisations include the European Commission, WHO and the G7 countries. The US authorities have classified variola or human smallpox virus, together with anthrax bacteria and other microorganisms, as a Class A pathogen, which is deemed to represent one of the greatest threats to US citizens.

With its third-generation smallpox vaccine IMVAMUNE®, Bavarian Nordic is at the forefront of setting new standards for smallpox vaccines. Bavarian Nordic's IMVAMUNE® vaccine programme has contributed to the US authorities setting up a three-step tender process (known as the RFP-1, RFP-3I and RFP-3 programmes) for the development and stockpiling of a safe smallpox vaccine for the 25% of the population who are not without significant risk of side effects from vaccination with traditional first and second-generation vaccines available today. The US authorities have allocated up to approximately USD 900 million to purchase up to approximately 80 million doses of an MVA-based vaccine such as IMVAMUNE® and earmarked approximately USD 1 billion in additional funds to maintain the stocks and the infrastructure during the period after delivery. RFP-3 is a continuation of the process that was initiated with RFP-1 and RFP-2.

Management expects that the Group will sign the RFP-3 contract with the US authorities for the delivery of 20 million doses of IMVAMUNE® during the period from the beginning of March 2007 until the end of the first half of 2007. In addition, Bavarian Nordic is negotiating with a number of countries around the world concerning the supply of small orders of IMVAMUNE®. Management expects that the US authorities' order for an MVA-based third-generation vaccine will have a very significant influence on similar decisions in other western countries in the coming years. Management believes that it would be a natural step for a number of governments to establish smallpox vaccination to secure first line responders, i.e. healthcare staff, police officers, military personnel, infrastructure employees and political decision-makers, and to renew their vaccine contingencies, including emergency vaccine stocks that would have to be replaced every three to five years.

The table below shows the estimated distribution of the world's existing first and second-generation smallpox vaccines at the beginning of 2005.

Table 2 – National stocks of first and second-generation smallpox vaccines (start of *2005*)

Country	No. of doses (million)	% of the population covered
USA	300	100
Germany	100	100
United Kingdom	80	100
France	60	100
The Netherlands	20	100
Czech Republic	10	100
Israel	7	100
Denmark	6	100
Singapore	4	100
South Africa	30	70
Malaysia	15	65
Austria	3	40
Switzerland	3	40
Japan	31	25
South Korea	10	20
Canada	6	20
Greece	2	20
Spain	6	15
Ireland	<1	15
Norway	<1	15
Italy	5	10
Belgium	1	10
Hungary	1	10
Sweden	1	10
Iran	2	5
Australia	<1	5
Poland	<1	5
India	6	1
Croatia	<1	1
Slovakia	<1	1
Turkey	<1	1
WHO	2.5	NA
Total	**Approx. 720**	**10**

Source: Biosecurity and Bioterrorism: Biodefence Strategy, Practice and Science, volume 3, number 3, 2005.

As can be seen, only few countries have existing stocks sufficient to cover the entire population or a large part thereof, and many heavily populated countries have insufficient stocks to effectively handle a smallpox outbreak. To this should be added the fact that first and second-generation vaccines are associated with major side effects and are unsuitable for vaccination of certain population groups. Management believes that no countries currently possess third-generation vaccines. Therefore, the combined market potential for Bavarian Nordic's smallpox vaccine, if approved, is quite substantial.

Competition in the market for smallpox vaccines

The market for first and second-generation smallpox vaccines is currently covered by:

- Bavarian Nordic's Elstree-BN® vaccine derived from Lister Elstree and sold to a number of countries, including Germany and the UK.
- Acambis Plc.'s ("Acambis") ACAM2000 *vaccine is a cloned* NYCBOH (New York City Board of Health) derived vaccine produced in vero cells.
- The LC16m8 vaccine is derived from a first-generation Lister-Elstree vaccine through temperature adaptation, supplied by the Chemo-Sero-Therapeutic Research Institute, Kaketsuken (Japan), to the Japanese government.
- The US company Vaxgen Inc. is working under a licence to develop LC16m8 vaccine as an alternative to the ACAM2000 vaccine.

In recent years, approximately 120 million doses of more than 20-year-old first-generation vaccines have been bought by or donated to governments. These vaccines were supplied by Berna Biotech AG, Wyeth Corporation and Sanofi-Aventis SA.

Two companies, Acambis and Bavarian Nordic, are developing third-generation vaccines based on MVA virus, which Management expects will take over the large majority of the smallpox vaccine market. On 14 November 2006, Acambis issued a press release concerning the RFP process, which included the following quote: "Acambis received notification late yesterday that HHS has re-evaluated Acambis' technical proposal and found that its proposal is no longer in the competitive range for award. As such, Acambis is no longer eligible to receive a contract."

Against this background, Management finds that IMVAMUNE® is in a very strong competitive position in a global perspective. Management is not aware of other companies that have developed or is capable of manufacturing third-generation smallpox vaccines that are in IMVAMUNE®'s competitive range.

HIV

History and background – HIV

The first case of human immunodeficiency virus (HIV) was documented in the USA in 1981. In 1983 the first case was recorded in Africa, although people had for some time before then been talking about a "slim disease" which caused rapid weight loss and death, and which later turned out to be AIDS. Research has shown that HIV occurred in humans long before it was observed for the first time in 1981. HIV is a retrovirus that belongs to the lentivirus family of viruses. One of the lentiviruses found in monkeys is Simian Immunodeficiency Virus (SIV). Research has shown that HIV evolved from an SIV virus that spread from monkeys to humans, probably both in East Africa and West Africa long before the disease had become known. This has led to the two main strains of HIV virus, HIV 1 and HIV 2.

In 1983, teams of researchers in France and the USA identified HIV, but the impact of the disease and its rapid proliferation overtook scientific achievement. In 1986, HIV was pronounced both an epidemic and endemic among certain population groups. Since then, unsafe sex and the use of contaminated syringes have been identified as the main cause of the global spread of HIV. The only exception is Africa, where the transmission of HIV from mother to child is a substantial problem.

In less than 25 years, HIV has developed into a global epidemic. HIV/AIDS is now present in all countries around the world. About 39.5 million people are believed to be infected with the HIV virus, and an estimated 2.9 million people with AIDS died during 2006. The developing countries still bear the brunt of the impact from the disease. In 2006, more than 90% of all HIV infected people lived in low and middle-income countries. HIV is also spreading fast in Eastern Europe and Central Asia. According to the most recent data, Eastern Europe has the world's fastest growing rates of HIV/AIDS infection. Growing drug abuse and unsafe sex has accelerated the spreading of HIV in these countries, which, until now, have avoided, or have at least had a very limited rate of HIV infections. According to UNAIDS/WHO projections for the period 2002-2010, an additional 45 million people in 126 low and middle-income countries are estimated to be living with HIV, if the global prevention and action programme is not expanded.

HIV vaccines

As an alternative to existing antiretroviral therapy, which has a number of drawbacks, a number of scientists employed with public research institutions, universities and pharmaceutical companies are seeking to develop vaccines against HIV. Bavarian Nordic conducts research both in prophylactic and therapeutic vaccines.

Prophylactic vaccines against HIV

Scientists have attempted to develop a prophylactic vaccine against HIV for more than 20 years. According to WHO, more than 30 possible vaccine candidates have been evaluated in 60 trials enrolling more than 10,000 individuals without achieving significant results.

Therapeutic vaccines against HIV

While vaccines have primarily been used to prevent disease, the potential use of vaccines in a therapeutic setting has increasingly been the focus of research in recent years. Instead of preventing disease, the idea of a therapeutic vaccine is to prevent or slow the progression of an already existing disease. The existing therapy to control HIV consists of a combination of several antiretroviral drugs and is known as highly active antiretroviral therapy (HAART). A successful therapeutic vaccine against HIV infection would slow the advancement of HIV into AIDS by activating the immune system against the existing HIV infection and contributing to suppressing the proliferation of the HIV virus. The goal of a therapeutic HIV vaccine would be to complement the existing antiviral HAART therapy or as a replacement for HAART therapy for individuals who either cannot tolerate the existing HAART therapy or for whom the therapeutic vaccine is effective in terms of suppressing disease progression. Moreover, a vaccine may be attractive from a socio-economic perspective if it is as effective as HAART, as it may be cheaper to produce a vaccine than it is to produce HAART combination products.

Market potential for HIV vaccines

The market consists of two very different sub-markets, one of which is the therapeutic market that primarily encompasses the wealthy western market with approximately 2.1 million people living with HIV infection and AIDS. The other market is a prophylactic market for which there is a global long-term political goal to vaccinate the world population, especially third-world countries, where the spread of HIV remains uncontrolled. More than 35 million people with HIV or AIDS live in poor industrialised countries or in developing countries. The Sub-Saharan African region is the most affected area with HIV infection and AIDS spreading at an undiminished pace. WHO estimates that about 6.0% of the adult population between the ages of 15 and 49 in the Sub-Saharan African region is infected and that more than 2.8 million people contracted HIV in 2006. In 2006, 39.5 million people were living with an HIV infection or AIDS, and in the same year 4.3 million contracted HIV and 2.9 million died from AIDS.

Since HIV was first discovered in 1981, more than 35 million people have died from AIDS, and there are no indications that the disease is slowing down. There are no vaccines against HIV and no vaccine is likely to be brought to market in the foreseeable future. Management believes that the therapeutic vaccine market will be a market dominated by the western countries, offering high income margins. Conversely, Management expects that the market for prophylactic vaccines will primarily consist of donations from affluent western countries, international organisations or foundations to third world countries where the spread of HIV infection remains uncontrolled. Some of these international organisations and foundations will also provide funding for the development of HIV vaccines. Pricing in the prophylactic market will differ from that in the therapeutic market, and Management therefore does not expect that a return is likely to be obtained on development costs if the development activities are to be funded in a private setting.

Competition in the market for HIV vaccines

Although it has been 25 years since HIV was identified, there are currently no registered HIV vaccines or other treatments that can cure HIV or AIDS. However, progress has been made in developing therapies to slow the progression of the disease in the form of HAART therapy. The purpose of this therapy is to prevent the growth of HIV by reducing the virus concentration to a very low or non-measurable level. HAART is an effective treatment regime, but an increasing number of patients develop resistance to one or more of the substances included in HAART. In addition, HAART cannot completely eradicate HIV from the body and is associated with many serious side effects.

Management believes that Bavarian Nordic's MVA-based vaccine projects are among the most promising known HIV vaccine projects worldwide. The therapeutic vaccines developed by Bavarian Nordic will, to some extent, be competing with existing and new HAART products, but Management expects that these two treatment principles may also complement each other. If Bavarian Nordic's therapeutic vaccines demonstrate superior efficacy and a continuing good safety profile, Management expects that they will enjoy a favourable competitive position.

Management also believes that Bavarian Nordic is the only company offering a vaccine based on more than three HIV proteins in development. Bavarian Nordic's prophylactic vaccine candidate is based on eight HIV virus antigens and could potentially induce a very broad immune response.

Cancer

The most recent drugs for the treatment of cancer diseases are based on immunotherapy. Several new drugs based on passive immunotherapy (antibody therapy) have reached the market. Passive immunotherapy is based on recombinant antibodies such as HER-2-Neu antibody (Herceptin) for the treatment of breast cancer and Rituxan for the treatment of B-cell lymphoma. The drawback of passive immunotherapy is that it uses only one arm of the immune system based on antibodies. Research has shown that controlling cancer will largely depend on a T-cell response (the other arm of the immune system), as is the case with chronic infectious diseases.

Management believes that vaccination based on active immunotherapy, activating both a humoral (antibody) and a cellular (T-cell) immune response, could potentially offer improved cancer therapy. No vaccines have yet been approved for the treatment of cancer. Research is being conducted in pulsation of dendritic cells with DNA-based antigens, either directly with the antigen or with virus vectors expressing the antigen. These methods are based on ex-vivo techniques in which dendritic cells are extracted from the patient, enriched and treated with the antigen, after which the cells are reinserted into the patient. Management believes that it will be complicated to commercialise such methods and that any commercialisation effort would involve very expensive treatment regimes.

Management finds that direct vaccination will be preferred. Research in the field encompasses several technologies for the delivery of cancer antigens, including with DNA-based vaccine, protein-based vaccines and viral vector-based vaccines. Historically, killed cancer cells have also been tested as vaccines.

DNA is not suitable for inducing a humoral immune response, and the cellular immune response observed with DNA vaccines is very weak. Protein-based vaccines will primarily induce a humoral immune response and are thus comparable with antibodies. Unlike the above-mentioned technologies, viral vector-based vaccines offer the advantage that the virus will induce both a strong humoral and a cellular immune response. The pharmaceutical industry focuses on adenoviruses and smallpox-based viruses. In the field of smallpox-based viruses, focus is centred on canary pox virus (Alvac-based virus from Sanofi-Aventis SA), fowl pox virus and vaccinia virus, with particular attention to MVA-based vaccines.

Immunotherapy market

Bavarian Nordic is pursuing a number of early-stage projects in general immunotherapy. This market offers great potential, but it is impossible to provide a general description of the market. The Group evaluates the market potential on a project-by-project basis, focusing on market segments that offer a considerable potential and in which the Group may achieve a favourable competitive position.

Product pipeline

Bavarian Nordic's primary products are based on the Group's viral vector technology MVA-BN®. MVA-BN® is the virus used by Bavarian Nordic in its non-recombinant form as third-generation smallpox vaccine, IMVAMUNE®, and as immunotherapy and in recombinant forms as a viral vector in its HIV, cancer, measles, RSV and tropical disease programmes.

Table 3 – Product pipeline

Production and sale of MVA-BN® as a smallpox vaccine		
Product	**Status**	**Next milestone**
IMVAMUNE® (market) (P)	Dialogue with the US authorities	Expected award of the RFP-3 order during the period from the beginning of March 2007 until the end of the first half of 2007
IMVAMUNE® (development) (P)	- Three phase II trials ongoing - FDA fast track - Tested in more than 1,500 persons	Initiation of Phase III pivotal study at the beginning of 2008
Use of MVA-BN® as a new delivery method		
Product	**Status**	**Next milestone**
MVA-BN® *multiantigen* (HIV) (P)	Preclinical studies	Initiation of Phase I – 2008
MVA-BN® Measles (P	Preclinical studies	Initiation of Phase I – H2 2007
MVA-BN® RSV (P)	Preclinical studies	Initiation of Phase I – H1 2008
MVA-BN® Dengue Fever (P)	Preclinical studies	On hold. Ongoing dialogue with external partners on collaboration and funding.
MVA-BN® JEV (P)	Preclinical studies	On hold. Ongoing dialogue with external partners on collaboration and funding.
Use of MVA-BN® as a new treatment method		
Product	**Status**	**Next milestone**
MVA *nef* (HIV) (T)	- Phase II trial ongoing - Tested in 115 personsin H1	Initiation of Phase II/III 2008
MVA-BN® *polytope* (HIV) (P/T)	Phase I and I/II trials ongoing	Results expected in H2 2007 Initiation of two Phase II trials in H2 2007
MVA-BN®-*multiantigen* (HIV) (T)	Preclinical studies	Awaiting studies of MVA-BN® *multiantigen* as a prophylactic treatment
MVA-BN®-HER-2 breast cancer	Preclinical studies – IND approved	Initiation of Phase I/II – H1 2007
MVA-BN® PSA/PAP prostate cancer	Preclinical studies	Initiation of Phase I - H2 2007

Note: P = Prophylactic effect; T = Therapeutic effect

IMVAMUNE®

Bavarian Nordic develops MVA-BN® as a stand-alone third-generation smallpox vaccine, IMVAMUNE®. The development programme was initiated in 1999, and since 2003 Bavarian Nordic has collaborated with NIH concerning the clinical development of the MVA-BN® smallpox vaccine (IMVAMUNE®) under the RFP programmes for the development and stockpiling an MVA-based smallpox vaccine. In February 2003, Bavarian Nordic was one of two companies to be awarded part A of the RFP-1 contract for the early development of IMVAMUNE®. In addition to the clinical studies already scheduled to be funded by NIH, part A of RFP-1 provides funding for further clinical and technical development of IMVAMUNE®. In September 2003, Bavarian Nordic was the only company to be awarded part B of the RFP-1 contract, which provides funds for further clinical testing of IMVAMUNE®. The total funding obtained by Bavarian Nordic under parts A and B of the RFP-1 contract amounts to approximately USD 29 million.

In September 2004, Bavarian Nordic was awarded funds under RFP-2. This RFP provides funds for further preclinical and clinical development of IMVAMUNE®, involving the vaccination of more than 2,000 persons in three clinical trials. Furthermore, the funds are used to test the robustness of the bulk manufacturing process and a validation of the industrial process according to GMP. The contract encompasses the 500,000 doses of IMVAMUNE® supplied and produced with Bavarian Nordic's validated manufacturing process. The RFP-2 contract has a value of USD 100 million.

For further information about the Group's RFP-1 and RFP-2 agreements, see "Material contracts".

Management expects that, during the period from the beginning of March 2007 until the end of the first half of 2007, the Group will sign the RFP-3 contract with the US authorities for the delivery of 20 million doses of IMVAMUNE®.

In order to position itself as favourably as possible with respect to being awarded the RFP-3 contract, Bavarian Nordic established production facilities in Kvistgård, Denmark in 2004/05. Initial production capacity at the Kvistgård site is approximately 40 million doses IMVAMUNE® per year. The capacity can be immediately adjusted to 60 million doses without major additional investments.

Bavarian Nordic has conducted three Phase I trials and two Phase II trials in healthy and immunocompromised patients and currently have three ongoing Phase II trials in healthy and immunocompromised patients. The ongoing trials are all part of the EUA process. In addition, Bavarian Nordic has scheduled various Phase III trials, which are expected to be initiated in 2008.

HIV vaccines

Bavarian Nordic is developing three therapeutic and prophylactic HIV vaccines simultaneously.

MVA *nef*

This programme is based on an MVA-recombinant vaccine expressing the HIV nef protein. Based on previous clinical results, Management believes that the vaccine could potentially counteract HIV replication and slow disease progression in persons already infected with HIV. To date, Bavarian Nordic has completed three clinical Phase I trials in healthy and HIV infected patients and has an ongoing Phase II trial in healthy and HIV-infected patients with this vaccine. Further development is based on promising results obtained in these trials. In one of the three Phase I trials, the vaccine was able to control HIV replication after interruption of HAART therapy in 7 out of 14 subjects for up to 11 months and in 4 of these 7 subjects since the beginning of the trial. In the on-going Phase II study, HIV infected subjects received vaccinations with either a low or high dose MVA *nef* or IMVAMUNE® as a control. Following the vaccinations, a total of 37 people stopped their HAART therapy and after 32 weeks 24 people still remain off HAART. All patients treated with a high dose MVA *nef* have subsequently had viral loads indicating that MVA *nef* has had a positive effect on controlling HIV replication. In light of these encouraging results, Management believes that the efficacy of MVA *nef* should be investigated further in a larger clinical study.

The Group currently intends to seek external funding of the MVA *nef* programme through a collaborative partner. However, the final decision in this respect will depend on the conditions made by any such collaborative partners.

MVA-BN® *polytope*

The Group's second HIV vaccine is based on an MVA-BN® virus expressing 21 killer T-cells and 18 helper T-cell epitopes. The vaccine is developed in a partnership with Pharmexa A/S ("Pharmexa"). The vaccine is tested in a safety study (Phase I) in which the MVA-BN® vaccine is administered after priming with the corresponding DNA vaccine. In addition, the vaccine is being tested in a Phase I/II trial in healthy and HIV infected patients. Bavarian Nordic also plans to commence two Phase II trials in the second half of 2007.

This research programme is supported by the NIH under an RFP to Pharmexa, with Bavarian Nordic acting as sub-contractor. The MVA-BN® vaccine has been cloned and produced.

MVA-BN® *multiantigen*

Bavarian Nordic's third HIV vaccine is an MVA-BN® vaccine expressing eight whole or truncated antigens from the HIV virus with the aim of eliciting a very broad immune response against the HIV virus. Management believes that this is necessary to develop an effective prophylactic vaccine. The vaccine has been cloned and characterised, and a Phase I trial in healthy individuals is scheduled to commence in 2008.

Cancer immunotherapy

From 1996 to 2002, Bavarian Nordic developed an MVA tyrosinase-based vaccine for the therapeutic treatment of melanoma cancer. After two Phase I/II clinical trials in Mainz, Germany, and

Milan, Italy, the programme was discontinued due to disappointing results. However, using the measuring methods available at the time, it was impossible to measure a T-cell response in the Mainz trial and only very limited responses in the Milan trial. However, the Milan group of scientists continued to monitor the patients and to develop new methods of measuring T-cell response against the tyrosinase protein. In 2004, the results of the Milan study were finalised. The data showed that the MVA-tyrosinase vaccine had induced a strong T-cell response against the self-antigen, tyrosinase, with a strength similar to that against the actual MVA virus. Consequently, Management believes that Bavarian Nordic's MVA-BN® vector technology has the potential to break tolerance towards cancer self-antigens. Breaking the tolerance towards self-antigens is the key to developing cancer vaccines. Failure to break tolerance towards the self-antigen would render it impossible to elicit an immune response against the cancer. The data from the Milan study also showed that the MVA-BN® vaccine could do more than break the tolerance by also provoking an immune response that lasted for a measuring period of 72 weeks.

Based on these results, Bavarian Nordic decided in 2004 to resume its research and development activities in the field of cancer vaccines by establishing the subsidiary BN ImmunoTherapeutics Inc., Mountain View, California, USA. The strategy is for the first vaccine candidates to be based on "validated target antigens". Bavarian Nordic's first cancer vaccine candidate targets breast cancer based on the HER-2-Neu antigen, for which a monoclonal antibody targeting this antigen (Herceptin) is marketed by Roche AG and Genentech Inc. This antibody has proven to be effective in about 20% of patients. Bavarian Nordic's subsidiary, BN ImmunoTherapeutics, has inlicensed the rights to a HER-2-Neu antigen developed by the Danish biotechnology company Pharmexa. Pharmexa's HER-2-Neu antigen has been developed to break tolerance to the self-antigen. A clinical batch has been produced and released by Bavarian Nordic's facility in Berlin.

Preclinical studies with the MVA-BN® HER-2 vaccine have shown exceptional and significant efficacy, both in terms of inducing a broad immune response as well as anti-tumour activity. In addition, MVA-BN®-HER-2 induced an antigen-specific Th1-type CD4 T-cell response, HER-2 specific CD8 cytotoxic T-lymphocyte response, and anti-HER-2 antibodies. MVA-BN®-HER-2 showed activity in both preventive as well as therapeutic settings in multiple animal models with HER-2 tumours. In a trial with highly aggressive lung metastasis, MVA-BN®-HER-2 nearly eradicated the tumour after 14 days. The model also showed that a single injection of MVA-BN®-HER-2 administered as late as three days after the intravenous induction of the lung metastasis resulted in the same effect – near eradication of the metastasis. Moreover, MVA-BN®-HER-2 induced an extremely rapid antigen-specific immune response.

Bavarian Nordic has received approval from the FDA to initiate clinical trials of MVA-BN®-HER-2. Patient enrolment in the first Phase I/II study in the USA is expected to commence in the first half of 2007. In addition to the US trial, BN ImmunoTherapeutics also plans to start a Phase I/II study of MVA-BN®-HER-2 in Europe in 2007. Up to 60 individuals are expected to be enrolled in the two studies.

Bavarian Nordic has also cloned another vaccine candidate for BN ImmunoTherapeutics. This vaccine is a development candidate for the treatment of prostate cancer. The MVA-BN® vaccine is based on the prostate-specific antigen (PSA) and prostatic acid phosphatase (PAP). The project is in the preclinical phase. The vaccine candidate is ready to be produced for clinical use in Berlin, and a Phase I trial is scheduled to commence in the second half of 2007

Immunotherapy

In 2004, Bavarian Nordic established a research group conducting research in vaccines for infants and the adjuvant and immunostimulatory effects of MVA-BN®-based vaccines. Research results have shown that vaccination of new-born mice is safe and generated an overall stimulating effect on the immune system. The study also showed that the vaccinated mice were protected against other infections, including Herpes simplex virus. Moreover, it has been shown that MVA-BN® accelerates the maturation of the immune system in new-born mice, so that the animals have an immune system similar to that of a grown mouse already one week after their birth. It has been demonstrated that these effects of MVA-BN®-based vaccines are caused by MVA-BN® affecting the formation of a specific immune cell growth factor, Flt3-F, which leads to an increase in the number of dendritic cells, helper T-cells and killer T-cells. During the last couple of years, Bavarian Nordic's scientists have worked to elucidate the therapeutic potential of these results.

Bavarian Nordic's first clinical immunotherapy trials are studies in treatment-naïve HIV patients with low CD4 counts greater than 300 (normal range: 800-1,000). The objective of the clinical trial will be to evaluate whether, and for how long, it is possible to postpone the time for required HAART therapy (CD4 count of 250-300). It remains to be determined when to initiate the trial.

Bavarian Nordic also plans to initiate a clinical study in CLL (B-cell Chronic Lymphocytic Leukemia) patients who had not received chemo, radiation or immunotherapy. The objective of the clinical trial will include assessing the effect of MVA-BN® on the overall immune status, CD4 count, Coombs-positive haemolytic anaemia, immune thrombocytopenia and immunoglobulin levels. Disease progression and infection frequencies will also be included as clinical endpoints. It remains to be determined when to initiate the trial.

In animal studies, Bavarian Nordic has shown that MVA-BN® has a potent vaccine adjuvant effect. Only few effective and approved vaccine adjuvants with no side effects are available today. The most frequently used vaccine adjuvants are all based on aluminium, which has a number of drawbacks, including potential side effects such as aluminium poisoning. Other vaccine adjuvants are based on Lipopolysaccharide, bacteria, liposomes or immunostimulatory complexes (ISCOMs). Research and development of new and effective vaccine adjuvants without side effects is one of the areas in vaccine development to which most resources are allocated.

Bavarian Nordic has also shown that MVA-BN®'s immunostimulatory effect has an exceptional and significant effect on wound healing of large, full-depth wounds in pigs. Bavarian Nordic plans to elucidate these effects in clinical trials in animals and humans.

The Group will regularly spend resources on evaluating the possibilities of using MVA-BN® for immunotherapy in different indications, including in inflammatory conditions, infectious diseases and cancer

Childhood diseases – measles and RSV

Measles

Measles vaccines are commercially available and have helped control measles in the western world for many years. All existing vaccines are based on live, attenuated or de-activated viruses. Measles is one of the most frequent causes of death among children in the developing countries. Every year, approximately 350,000 people die from measles, most of them children. One of the reasons why the existing vaccines are not sufficiently effective in infants is that antibodies derived from breast milk often de-activate the vaccine. Measles is one of the diseases that WHO determined to eradicate through global vaccination campaigns. However, the effect of such a campaign will probably rely on a new, safer and more effective vaccine.

Bavarian Nordic's has conducted preclinical studies with MVA-BN® Measles. Bavarian Nordic's goal is to develop a new, safe and effective measles vaccine based on MVA-BN®, expressing two of the measles virus surface antigens, F and H, and the regulatory protein, N. The vaccine has been cloned, and during 2006 Bavarian Nordic produced a clinical batch and completed safety and efficacy studies. Management expects to initiate Phase I studies in the second half of 2007.

Respiratory Syncytial Virus

RSV is the most prevalent cause of bronchiolitis and pneumonia and is often the cause when children below the age of 1 are hospitalised. RSV has also been mentioned as a possible factor in connection with sudden infant death syndrome and asthma in children, while RSV infections in elderly people may cause severe cases of pneumonia. The lack of effective treatment results in approximately 64 million RSV infections every year, causing approximately 160,000 deaths (WHO). The Group's strategy is to develop a recombinant MVA-BN® vaccine encoding two surface proteins of RSF, Fusin (F) and Gylcoprotein (G). It has been demonstrated that encoding of these surface proteins has a protective effect and that they do not accelerate the disease in animal models. Management expects to initiate Phase I studies in H1 2008.

Tropical diseases

The Group's two projects in tropical diseases, dengue fever and Japanese encephalitis ("JEV"), have been temporarily discontinued, pending discussions with a potential third party concerning clinical development and funding.

Segment Information

As the Group only markets products in one business segment, and because risk and return do not diverge geographically, no separate segment information is provided.

Production facilities

Bavarian Nordic has two high-technology production facilities. One of the facilities, located in Kvistgård in Denmark, is designed for the commercial production of IMVAMUNE® and MVA-BN® recombinant vaccines. Located in Berlin, Germany, the other facility is designed for the production of recombinant vaccines for clinical research. See "Property, plant and equipment" for more details.

The production facilities in Kvistgård, Denmark and Berlin, Germany, currently meet the GMP requirements defined by the EU and meet all regulatory guidelines for industrial vaccine production. Management also believes that the production facilities meet the requirements imposed by the FDA. The FDA has not reviewed the facilities. The Group strives to ensure that its production facilities consistently meet these requirements and guidelines.

Bavarian Nordic has received the necessary approvals, including approval for the production of sterile vaccines and environmental approvals for working with live viruses, allowing it to commence industrial production of sterile vaccines. Bavarian Nordic endeavours to comply with the requirements on which such approvals are based.

Kvistgård

The Company took over the Kvistgård production facility in the spring of 2004. The combined investment in land, buildings and refurbishments amounts to approximately DKK 410 million.

The reconstruction of the production facility was completed in the spring of 2005. Since then, production equipment has been installed, tested and qualified in accordance with the GMP requirements. The Group's Technical Operations, which houses the process optimisation, production, quality control and quality assurance groups, is fully operational.

In August 2006, the production facility was approved by the Danish Medicines Agency. The approval applies to the manufacturing, analysis and release of sterile vaccines for use in clinical trials and emergency situations. The authorisation covers Bavarian Nordic's need for manufacturing smallpox vaccine under the expected RFP-3 order and for other markets for emergency use of smallpox vaccines. Bavarian Nordic can now commence commercial manufacturing of vaccines.

The Kvistgård facility houses the administration, quality control, quality assurance and production functions. The facility is situated on a site of about 37,500m² of land. The buildings total approximately 9,000m², of which the production area occupies about 6,000 m², which includes approximately 1,200m² for clean rooms, and about 3,000m² for office space and laboratory facilities. The facility is designed, built and qualified to manufacture IMVAMUNE® and MVA-BN® recombinant vaccines for the European and the US markets. In Management's opinion, the Kvistgård facility complies with all European and US quality standards and also complies with the environmental requirements of the Danish authorities. The production capacity at the Kvistgård facility is currently approximately 40 million doses of IMVAMUNE® per year.

Berlin

The Berlin facility covers an area of approximately 690m², of which approximately 420m² are occupied by clean rooms. In addition to the actual production section, the unit houses a quality control laboratory and an administrative section. The organisation of the unit has been fully developed, and 17 employees currently work at the site. On 1 February 2005, the facility was approved by the German authorities for the production of MVA-BN® recombinant vaccines for clinical testing in humans. The first batches (production runs) of recombinant vaccines have been manufactured, quality-tested and released. The unit is expected to be capable of manufacturing a minimum of eight production batches per year.

Organisation

During the past couple of years, Bavarian Nordic has gone through a successive transformation from a biotechnology company with preclinical and clinical research and development of vaccines into a fully established international biopharmaceutical company with activities in research and development, production, marketing and the sale of own vaccine products. In connection with this transformation, the Group has increased its focus on expanding the organisation.

Bavarian Nordic's organisation is divided into a research and development department, a department for financial and commercial affairs and a department for technical operations. The managers responsible for these departments form part of the corporate management group, ensuring joint action plans, understanding of and commitment to the implementation of the Group's strategies throughout the organisation.

Bavarian Nordic's research and development department is project-based and includes primarily preclinical and clinical research in the Group's pipeline products, vaccine development and regulatory affairs. With the exception of the research activities in cancer immunotherapy, the R&D department is located in Munich, Germany. The Group's cancer immunotherapy activities are conducted by a subsidiary in the USA. Management expects to enlarge the R&D department in line with the expansion of the Group's product pipeline and its advancement.

The department for financial and commercial affairs is mainly involved in sales and marketing of the Group's vaccine products, business development activities, strategy, financial management and investor relations.

The department for technical operations focuses on the production of IMVAMUNE®, including the design and reconstruction of the Kvistgård and Berlin production facilities, as well as quality control and quality assurance of the Group's projects and products. Bavarian Nordic has set up an independent quality organisation, which includes a quality control laboratory to enhance the Group's quality assurance expertise. Moreover, the department is responsible for procurement of materials used in production as well as logistics in connection with supply of products to Group customers. Concurrently with the transition from a biotechnology company to a biopharmaceutical company, Bavarian Nordic has substantially increased the number of employees in this department. Management expects to recruit a number of new employees in the department in line with the expected increase in the number of smallpox vaccine orders.

In addition to the departments described above, Bavarian Nordic has a number of staff functions primarily involved with the Group's administrative functions.

Sales and distribution

The selling and distribution of IMVAMUNE® requires a different type of contact and experience than what is required for selling traditional pharmaceuticals. The selling and distribution of IMVAMUNE® will therefore be carried out by the Group's own sales organisation combined with local and regional agents/distributors with experience in contracts with public authorities.

Bavarian Nordic's current sales organisation consists of three persons, all of whom are involved in the sales processes, allowing them to draw on the experience gained from the considerations and questions the Group encounters in the decision-making processes of the various countries.

In the first half of 2006, Bavarian Nordic established a regional office in Singapore in order to optimise the market potential in Asia. The office is headed by an employee who has many years' experience in running a commercial organisation in the region. Management believes that Bavarian Nordic now has a diversified network of agents and distributors in Asia and Australia.

As long as IMVAMUNE® remains an unapproved vaccine, the sales processes extend over long periods because of the need to provide extensive documentation and long approval procedures. Consequently, it is crucial for the Group to have local partners with the right networks. Bavarian Nordic has built a network of national and regional collaborative partners who are familiar with the decision-making processes of a number of relevant countries. This allows the Group to target the sales process and make it as short as possible.

Public prioritisation of emergency preparedness in case of a smallpox outbreak depends on factors such as national decision makers and expert know-how about the side effects of IMVAMUNE® compared with first and second-generation smallpox vaccines. The Group's current sales and distribution efforts are primarily directed at ministries of defence and health who are prepared to update their emergency vaccine stocks.

In addition to specific countries, Bavarian Nordic has presented IMVAMUNE® and the Group's qualifications to experts and decision makers in international organisations such as the WHO, the EU, NATO and ASEAN.

Customers

IMVAMUNE® is in Phase I/II as well as Phase II clinical studies. As products under development, they have not been approved for sales and marketing. Bavarian Nordic's smallpox vaccines have met with interest from public authorities of a number of countries because there are no approved second or third-generation smallpox vaccines on the market.

Sales of the IMVAMUNE® smallpox vaccine, which have been sold as vaccines under development, have primarily taken place in the form of "one-off" sales. Historically, Bavarian Nordic has sold Elstree-BN® as vaccines under development to a number of countries and authorities but has not entered into any agreements with its customers that have made the Group reliant on any single customer.

Management expects that, during the period from the beginning of March 2007 until the end of the first half of 2007, the Group will sign the RFP-3 contract with the US authorities for the delivery of 20 million doses of IMVAMUNE®. After the only remaining competitor for the RFP-3 order, Acambis, was excluded from the RFP-3 process in November 2006, Bavarian Nordic is now in a strong position to land this contract. Management also believes that Bavarian Nordic, after the expected award of the RFP-3 order, will command a strong global position in terms of selling IMVAMUNE® to other public authorities.

Suppliers

Bavarian Nordic has a number of raw materials suppliers. After the expected award of the RFP-3 order, Bavarian Nordic expects to sign a number of agreements with sub-contractors, including a filling agreement with IDT. However, Management believes that Bavarian Nordic is not dependent on any single supplier.

A number of raw materials and sterile single-use devices are used to manufacture IMVAMUNE®. Some of the raw materials are generic materials used by other pharmaceutical manufacturers, while others are manufactured specifically for use by Bavarian Nordic, either because of special quality requirements or the packaging in which the materials are supplied. The sterile single-use devices are predominantly custom-made for Bavarian Nordic's production of IMVAMUNE®.

To the greatest extent possible, Bavarian Nordic aims to have at least two suppliers of critical raw materials. When this has not been possible, the aim is for the raw materials to be manufactured by an alternative supplier, at some delay, if the primary supplier should fail to deliver. If a primary supplier fails to deliver or delivers less of a critical raw material than agreed, it will typically take three to six months before an alternative supplier will be able to supply raw materials of the same quality. Consequently, supplier failure may cause production delays of three to six months. Where possible, the Group seeks to safeguard against this risk by maintaining fairly large raw material inventories. The most critical generic raw material is SPF eggs, which are laid by selected chicken strains that are kept disease-free and un-vaccinated. The chicken flock is regularly examined for a number of microbiological diseases that may be caused by virus, virus bacteria or other microorganisms. The manufacture, shipment, receipt and examination of such SPF eggs is subject to European pharmaceutical legislation. On a global basis, very few egg producers comply with the special SPF requirements. Bavarian Nordic uses three suppliers, two of which are part of the same corporation, which operates chicken farms both in the USA and Europe. The third supplier is a European egg producer. Bavarian Nordic has verified that eggs from all three suppliers are fully useable for manufacturing the IMVAMUNE® vaccine. In order to further reduce the risk of production delays or stops in case of infections in its stock of chicken, Bavarian Nordic uses eggs from a number of different chicken flocks from two of the three suppliers. The Group uses eggs from different flocks from one production day to the next in order to reduce the risk of losing a product in case of infection in a given flock.

Bavarian Nordic's need for SPF eggs is moderate relative to the global production capacity. However, for the individual producer it is in many cases not possible at short notice to deliver more SPF eggs, while longer term the producer may increase its capacity. There can be no assurance that the required number of SPF eggs will always be available to complete the scheduled production. Bavarian Nordic has taken many steps to ensure a constant supply of SPF eggs, but in case of more generalised or local infections, the Group cannot guarantee timely shipment of the required volume of eggs to manufacture its vaccine. SPF eggs differ from all other consumables for the IMVAMUNE® vaccine production in that they cannot be stored to any significant extent. Consequently, SPF eggs are considered the Group's most critical raw material.

The bulk of sterile single-use devices are sourced from a single, leading global manufacturer, which has production sites around the world (Africa, Europe and the USA). The manufacturer is considered to be highly reliable, but Bavarian Nordic cannot guarantee that it will not experience brief cutbacks or stops in production capacity due to shortages of critical sterile single-use devices. Bavarian Nordic has safeguarded against this risk by maintaining inventories for three months' supply.

With the exception of SPF eggs and critical sterile single-use devices, it will generally be possible within a fairly short time-frame (about one to three months) to replace any non-delivered goods with articles of a similar quality.

Insurance

The Company handles and takes out all material insurance for the Group via insurance brokers, who obtain offers for renewal and extensions of the Group's insurance portfolio and provide advice to Bavarian Nordic on insurance matters and requirements. Certain insurance for foreign subsidiaries is handled locally.

Bavarian Nordic has taken out combined business and product liability insurance including general coverage for Phase I/II and Phase II clinical trials. This insurance covers all countries, with the exception of clinical trials in the USA and other countries where local legislation requires a separate policy. At the moment, separate insurance cover has been taken out for trials in Germany, the USA and Mexico. The insurance sum amounts to EUR 50 million for trials in Germany and USD 7 million for trials in the USA and Mexico. The policies have standard terms and conditions, containing the usual provisions on deductible.

Furthermore, Bavarian Nordic has taken out insurance for real and personal property in Denmark on "All Risk" terms and conditions, with additional coverage for the loss of profits from-contractors and inventories located at sub-contractors.

In addition, the Company has taken out liability insurance for the Board of Directors and Corporate Management of the Company and for the management of all subsidiaries on standard business terms.

Finally, the Company maintains various standard insurance for business travel, company cars, etc. in Bavarian Nordic and compulsory coverage concerning employees.

In the German subsidiary, independent policies have been taken out for personal property and compulsory employee coverage. For the subsidiary in California, independent policies have also been taken out for real property, personal property, motorcars and liability.

The insurance companies used by the Company are officially rated and carry at least an A-rating from the A.M. Best Company Inc. ("A.M. Best") or Standard & Poor's ("S&P").

Management believes that Bavarian Nordic maintains the necessary insurance coverage, and the Group's insurance broker, AON, believes that the Group's most common risks are adequately covered and that the Group maintains compulsory insurance coverage. However, loss of profit insurance for the Kvistgård production facilities will not be established until actual commercial production begins, and product liability insurance cover is being reviewed on account of the RFP-3 order.

Litigation

Except for the pending disputes with Acambis (see "Research and development, patents and licences"), Bavarian Nordic has not for the past 12 months been involved in governmental, legal or arbitration proceedings which have had a material effect on the Company's or the Group's financial position or results of operations, and the Group is not aware of proceedings that could have such an effect. The outcome of the pending disputes with Acambis may have a positive as well as an adverse strategic and long-term impact on the Group's competitive strength.

Dividend

The Company has never paid dividends. The timing and size of any future dividend is recommended by the Board of Directors and will depend on the Company's earnings, cash flows, working capital requirement, investments and other relevant factors.

Pursuant to the Danish Public Companies Act, the shareholders authorise the distribution of dividends at the annual general meeting on the recommendation of the Board of Directors of the company and on the basis of the most recently adopted annual report. Extraordinary dividends may be distributed on the basis of an authorisation by the shareholders in general meeting and declarations drafted by the Company's Board of Directors and independent auditors. No such authorisation has been given to the Company's Board of Directors.

7. Legal structure of the Group

Bavarian Nordic has subsidiaries in Germany and the USA. The Group's German subsidiary, Bavarian Nordic GmbH, has its registered office in Munich and a department in Berlin. The Berlin premises primarily house production facilities used mainly for the production of recombinant MVA-BN® vaccines for clinical testing, while the activities in Munich primarily consist of preclinical and clinical research. In May 2003, Bavarian Nordic acquired Schering AG's wholly owned subsidiary GTB GenTherapeutika Berlin-Buch GmbH in Berlin, which later merged with Bavarian Nordic GmbH in Munich, Germany. In 2004, the Group's Berlin facility implemented the MVA-BN® technology in its manufacturing processes and has subsequently obtained permission to manufacture large volumes of clinical material for the Group's global development programmes.

At the end of 2004, Bavarian Nordic established two companies in the USA and another one in 2006. All of the companies were established in Delaware, and one company – Bavarian Nordic Holding Inc. – acts solely as a holding company for the Company's other companies in the USA.

BN ImmunoTherapeutics Inc. is a research and development company whose objective is to set up activities in the field of cancer immunotherapy. BN ImmunoTherapeutics is located in California as Management expects the company to build close collaborations with nearby universities. These universities are leaders in the field of cancer immunology. BN ImmunoTherapeutics will focus exclusively on research and development activities and otherwise rely on the Group's expertise in Europe in the fields of virology, clinical batch production and quality management support.

Established in June 2006, Bavarian Nordic Inc. is located in Washington D.C. The primary objective of the company is to be able to ensure effective communication with and servicing of the US authorities and other collaborative partners and to develop the US market for the Group's products and research activities.

Bavarian Nordic's representative office in Singapore was set up to strengthen the Group's marketing activities in Southeast Asia. To head the Singapore office, Bavarian Nordic has recruited a person with many years of sales and marketing experience from the pharmaceutical industry in Southeast Asia.

BN ImmunoTherapeutics is owned by Bavarian Nordic Holding Inc., which solely acts as the holding company in the USA. The remaining 10% of the shares of BN ImmunoTherapeutics is owned by the company's CEO in the USA, who is secured a 10% stake in the company as part of his employment contract. Half of this allocated stake (5%) is restricted for a five-year period (until 2010). Moreover, an additional 10% of the shares (not yet issued) is allocated to current and future key employees of BN ImmunoTherapeutics, who, as part of their employment contract, will receive shares or stock options, thus reducing the Group's future ownership of BN ImmunoTherapeutics via Bavarian Nordic Inc. to an anticipated 80%.

Table 4 – Group structure

Group structure	Country	Ownership interest	Voting interest	Number of employees at 30 September 2006
Bavarian Nordic A/S	Denmark			107
Subsidiaries				
Bavarian Nordic GmbH	Germany	100%	100%	105
Bavarian Nordic Holding Inc.	USA	100%	100%	0
Bavarian Nordic Inc.	USA	100%	100%	2
BN ImmunoTherapeutics Inc.	USA	90%	90%	16
Representative office				
Bavarian Nordic A/S	Singapore			1
Total				**231**

8. Property, plant and equipment

Bavarian Nordic's headquarters and administrative functions are located in Kvistgård, Denmark, where the Company has approximately 6,000 m² of production facilities and about 3,000 m² of office space and laboratory facilities. In addition, Bavarian Nordic has laboratory and office facilities in Munich, Germany, totalling approximately 3,900 m² and laboratory, production and office facilities in Berlin, Germany, covering approximately 690 m². Bavarian Nordic has additional laboratory, production and office space in Mountain View, California, USA, covering 1,100 m², office space in Washington D.C. covering 203 m² and office facilities in Singapore covering approximately 18 m² in a business centre.

The Kvistgård production facilities are intended to be used for the production of IMVAMUNE®, while the laboratory facilities in Kvistgård will primarily be used for quality control and quality assurance in connection with production at the Kvistgård site. For a description of Bavarian Nordic's production facilities, see "Business overview – Production facilities".

The facilities in Munich hold R&D laboratories for MVA-BN® and certain administrative functions. The Berlin premises are used primarily for the production of recombinant MVA-BN® vaccines for clinical trials. The office and laboratory facilities in California will primarily be used for cancer research and the office in Washington D.C. for administrative purposes.

Bavarian Nordic's headquarters, which include the Group's administrative functions, are located together with the Group's production facilities in Kvistgård, Denmark.

The lease in Berlin for the approximately 690 m² of office and laboratory facilities cannot be terminated until 30 April 2008. The annual rent is expected to be approximately DKK 2.0 million in 2006. The annual rent is expected to remain unchanged in 2007.

The lease in Munich covering the 3,900 m² of office and laboratory facilities was signed with a term ending 31 May 2010. The annual rent is expected to be approximately DKK 4.6 million in 2006. The annual rent is adjusted according to the Germany consumer price index and is expected to be approximately DKK 4.8 million in 2007.

The lease in Mountain View, California, for laboratory, production and office facilities covering approximately 1,100 m² cannot be terminated until 31 December 2011. The annual rent is expected to be approximately DKK 3.5 million in 2006. The rent is adjusted by 3.25% annually and is expected to be approximately DKK 3.6 million in 2007.

The lease in Washington D.C. concerning office space of approximately 203 m² was signed as of 1 November 2006. The annual rent is expected to be approximately DKK 683,000 in 2007.

The lease in Singapore concerning office space of approximately 18 m² in a business centre is restricted to a period of one year from 16 August 2006. The total rent for 2006 is expected to be approximately DKK 10,000 and for 2007 approximately DKK 20,000.

Moreover, Bavarian Nordic has lease obligations regarding vacated leases in Munich, Frauenhoferstrasse 18b, Munich, Germany, which expire on 31 March 2008. The monthly rent in Germany is approximately DKK 205,000.

Management believes that the Group has all the permissions required to use its properties. In addition, Management is not aware of any environmental factors that may affect the Group's use of its properties.

9. Operating and financial review

Key figures and ratios

The selected financial and key figures presented below have been extracted from the Group's audited financial statements for the financial years ended 31 December 2005, 2004 and 2003, included elsewhere in this Prospectus, and should be read in conjunction therewith. The audited financial statements for the years ended 31 December 2005, 2004 and 2003 have been prepared in accordance with IFRS as adopted by the EU and the additional Danish disclosure requirements for financial statements of listed companies. This section also includes selected financial highlights taken from the interim financial statements for the nine months ended 30 September 2005 and 2006 included elsewhere in this Prospectus, and should be read in conjunction therewith. The interim financial statements have been prepared in accordance with the recognition and measurement provisions of the IFRS and the rules issued by the Copenhagen Stock Exchange on the preparation of interim financial statements. The interim financial statements for the nine months ended 30 September 2006 are audited, while the interim financial statements for the nine months ended 30 September 2005 are unaudited.

The key figures are calculated in accordance with "Recommendations and Financial Ratios 2005" issued by the Danish Society of Financial Analysts.

Table 5 – Financial highlights for Bavarian Nordic

(DKK millions)	Q1-Q3 2006	Q1-Q3 2005 (unaudited)	2005	2004	2003
Income statement					
Revenue	141.8	205.6	247.6	164.8	524.5
Production costs	103.2	96.6	132.2	70.3	206.5
Gross profit	38.6	109.0	115.4	94.5	318.0
Research and development costs	86.8	80.9	114.4	120.4	61.0
Sales costs and administrative expenses	97.7	62.3	75.4	56.4	43.0
Other operating costs	-	-	45.4	-	-
Operating profit/(loss) (EBIT)	(145.9)	(34.2)	(119.8)	(82.3)	214.0
Net financials	0.7	1.0	3.4	5.6	3.6
Profit/(loss) before tax	(145.2)	(33.2)	(116.4)	(76.7)	217.6
Net profit/(loss)	**(112.7)**	**(24.4)**	**(94.7)**	**(53.0)**	**150.6**
Balance sheet					
Non-current assets	427.0	344.3	472.4	291.8	71.0
Current assets	583.1	619.0	456.2	310.3	358.2
Total assets	**1,010.1**	**963.3**	**928.6**	**602.1**	**429.2**
Equity	739.3	692.2	630.1	315.4	347.0
Non-current liabilities	186.9	120.6	212.2	149.1	4.2
Current liabilities	83.9	150.5	86.3	137.6	78.0
Total equity and liabilities	**1,010.1**	**963.3**	**928.6**	**602.1**	**429.2**
Cash flow statement					
Cash flows from operating activities	(137.1)	(54.1)	(58.2)	(76.6)	211.2
Cash flows from investing activities	(282.1)	(430.4)	(177.2)	(214.8)	(103.4)
Cash flows from financing activities	191.3	466.6	447.8	148.6	(2.4)
Cash and cash equivalents, end of period	41.1	62.8	269.0	56.6	199.8
Key figures					
Earnings per Share					
- basic earnings per Share of DKK 10.00	(19.2)	(5.0)	(17.6)	(11.5)	33.4
- diluted earnings per Share of DKK 10.00	-	-	-	-	32.9
Equity value (DKK)	115.9	119.4	108.7	68.0	76.9
Stock market price/equity value	3.0	4.1	4.4	7.9	3.3
Shareholders' equity value	73%	72%	67%	52%	81%
Number of employees, end of period	231	220	224	145	87

Review of operations and financial statements

The following review and analysis should be read in conjunction with the Group's financial statements and the notes to the financial statements appearing elsewhere in this Prospectus. The audited financial statements for the years ended 31 December 2005, 2004 and 2003 are included on pages F-2 to F-32. The audited interim financial statements for the nine months ended 30 September 2006, with unaudited comparative figures for 2005, are included on pages F-33 to F-38.

Significant accounting policies

Recognition and measurement

Revenue is recognised in the income statement when generated. Assets and liabilities are recognised in the balance sheet when it is probable that future economic benefits will flow to or from the Group and the value can be reliably measured. On initial recognition, assets and liabilities are measured at cost. Subsequently assets and liabilities are measured as described in "Accounting policies" on pages F-4 to F-7.

Basis of consolidation

The consolidated financial statements include the Company and the subsidiaries in which the Group holds more than 50% of the voting rights or otherwise has a controlling interest. The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, and these are prepared in accordance with the Group's accounting policies and for the same accounting period. Intra-group income and expenses together with all intra-group profits, receivables and payables are eliminated on consolidation. In the preparation of the consolidated financial statements, the book value of shares in subsidiaries held by the parent company is set off against the equity of the subsidiaries. On acquisition of companies, the purchase method of accounting is applied under which the identifiable assets and liabilities of the acquired companies are recognised at market value at the date of acquisition, and any excess of the cost of the acquired companies over the market value is recognised as goodwill. Minority interests include a proportionate share of the profit and are stated as part of the consolidated profit and as a separate line item in equity.

Foreign currency

The Group's companies prepare their annual reports in the currency of the primary economic environment in which the individual reporting company operates (the "functional currency"). The annual reports are presented in Danish kroner (DKK) which is the Group's presentation currency. Assets and liabilities in the annual reports of subsidiaries are translated into the presentation currency (DKK) at the rate of exchange as of the balance sheet date. Income and expenses are translated using the average exchange rate for the year. Exchange differences arising from translating the opening equity of foreign subsidiaries and differences arising from translating the income statement to the average exchange rate for the year are recognised in equity. Transactions in foreign currencies are translated to the functional currency at the transaction date. Both realised and unrealised foreign exchange gains and losses arising from translating monetary assets and liabilities are recognised in the income statement under financial items.

Revenue recognition

Revenue comprises the value of sales of products and income derived from development contracts and amounts received for achieving milestones in development projects. These are recognised in the year in which any major risks and rewards connected with the title of the goods or right to the services are transferred and the Company no longer retains managerial responsibility for, or control of, the goods sold. Sales revenue also comprises receipts of which it is certain that there will be no demand for these to be refunded. Research and development grants without a profit element are set off against the costs of research and development at the time when a final and binding right to the grant has been obtained.

Production costs

Production costs consist of costs incurred to earn the revenue for the year. Production costs comprise consumables, transport insurance and freight costs, salaries and external costs required to fulfil the contractual deliveries.

Research and development costs

Research and development costs include salaries and costs directly attributable to the Company's research and development projects less government grants. The Company considers a project to be a development project upon receipt of regulatory approval to initiate clinical trials. Furthermore, salaries and costs supporting direct research and development, including costs of patents, rent, leasing and depreciation attributable to the laboratories and external scientific consultancy services, are included under research and development costs. In the parent company, all intra-group purchases between the parent company and subsidiaries are included in the research and development costs, as the subsidiaries only carry out research and development for the parent company. All research costs are written off in the year they are incurred. Where there is sufficient certainty that the future earnings to the Company will cover not only production and direct sales costs and administrative expenses, but also the development costs, development costs that cover the ongoing costs of a clinical programme after the date of regulatory approval from authorities for the said clinical trial are recognised as assets. Due to the general risk relating to development of pharmaceutical products, capitalisation in the balance sheet requires that the product can be completed and marketed. If sufficient certainty thereof does not exist, the development costs are expensed.

Sales costs and administrative expenses

Sales costs and administrative expenses include costs of Company management and administrative personnel, office costs, rent, lease payments and depreciation not relating specifically to production or research and development activities.

Net financial items

Interest income and expenses are recognised in the income statement at the amounts relating to the financial year. Financials also include financing costs related to finance leases, value adjustments of financial instruments, securities and items denominated in foreign currency. Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of these assets and depreciated over the useful life of the assets. Interest income received from temporary investment of amounts borrowed to acquire non-current assets is deducted from the costs of borrowing to be capitalised.

Tax

Income tax for the year comprises current tax and deferred tax for the year. The part relating to the profit for the year is recognised in the income statement, and the part attributable to items in equity is recognised directly in equity. Current tax payable but not yet paid is recognised in the balance sheet under current liabilities. Deferred tax is measured using the liability method on all temporary differences between the accounting values and tax values. Deferred tax liabilities arising from temporary tax differences are recognised in the balance sheet as a provision. Deferred tax assets arising from temporary deductible differences and tax losses carried forward are recognised when it is probable that they can be realised by offsetting them against tax on future income. Unrealised temporary deductible differences are disclosed in a note to the financial statements with the relevant amounts.

Earnings per share

Earnings per share is calculated as the profit or loss for the year compared to the weighted average of the issued shares in the financial year. The basis for the calculation of diluted earnings per share is the weighted average number of shares in the financial year adjusted for the effects of warrants that could have been acquired at market value on the basis of the monetary value of the rights related to the outstanding warrants. No adjustment is made in the profit or loss for the year.

IFRS pronouncements not yet in force

At the end of 2005, a number of new international financial reporting standards were issued with effect for financial years beginning on or after 1 January 2006. These standards are not expected to have a material impact on the recognition and measurement provisions applied.

Nine months ended 30 September 2006 compared to nine months ended 30 September 2005

The Group reported a loss after tax of DKK 112.7 million for the first three quarters of 2006 and of DKK 24.4 million in the same period of 2005. The higher loss in 2006 was due to higher production costs and an increase in sales costs and administrative expenses due to higher costs for legal advice in connection with pending lawsuits and patents.

Revenue

Revenue in the first three quarters of 2006 was DKK 141.8 million compared with DKK 205.6 million in 2005. The decline in revenue was primarily due to lower revenue from ongoing contracts with the US authorities (the RFP-1 and RFP-2 development contracts).

Production costs

Production costs in the first three quarters of 2006 were DKK 103.2 million compared with DKK 96.6 million in 2005. The increase in production costs was attributable to costs related to optimising the Group's manufacturing process.

Research and development costs

Research and developments costs for the first three quarters of 2006 were DKK 86.8 million compared with DKK 80.9 million in 2005. The increase in research and development costs was primarily due to a higher level of activity.

Sales costs and administrative expenses

Sales costs and administrative expenses in the first three quarters of 2006 were DKK 97.7 million compared with DKK 62.3 million in 2005. The increase was primarily triggered by higher costs of legal advice in connection with pending lawsuits and patents.

Net financial items

Net financial items in the first three quarters of 2006 represented an income of DKK 0.7 million compared with an income of DKK 1.0 million in 2005.

Financial years ended 31 December 2005, 2004 and 2003

The Group reported a loss of DKK 94.7 million in 2005, DKK 53.0 million in 2004 and a profit of DKK 150.6 million in 2003. The lower result from 2004 to 2005 was primarily due to a write-down of the inventory of second-generation smallpox vaccines and higher sales costs and administrative expenses. The lower result from 2003 to 2004 was primarily due to an increase in research and development costs and lack of sales of second-generation smallpox vaccines.

Revenue

Revenue was DKK 247.6 million in 2005, DKK 164.8 million in 2004 and DKK 524.5 million in 2003. The increase from 2004 to 2005 was primarily attributable to the ongoing contracts with the US authorities (the RFP-1 and RFP-2 development contracts). The decline in revenue from 2003 to 2004 was due to lack of sales of second-generation smallpox vaccines.

Production costs

Production costs amounted to DKK 132.2 million in 2005, DKK 70.3 million in 2004 and DKK 206.5 million in 2003. The year-on-year fluctuations in production costs were primarily due to the fluctuating sales of smallpox vaccines and changing levels of activity in the RFP-1 and RFP-2 contracts.

Research and development costs

Research and developments costs were DKK 114.4 million in 2005, DKK 120.4 million in 2004 and DKK 61.0 million in 2003. The change from 2004 to 2005 was due to the fact that activities were primarily directed at smallpox projects, which are reimbursed via the RFP-1 and RFP-2 programmes and expensed under production costs. The increase from 2003 to 2004 was primarily triggered by an increase in activities in the smallpox vaccine projects and allocation of greater resources to the HIV project (MVA-BN *Polytope*) and the JEV project.

Sales costs and administrative expenses

Sales costs and administrative expenses were to DKK 75.4 million in 2005, DKK 56.4 million in 2004 and DKK 43.0 million in 2003. The increase from 2004 to 2005 was primarily due to the increased activity as a consequence of the establishment of the Kvistgård production facility and administration of the RFP contracts. In 2005, the Group's commercial organisation was strengthened. The increase from 2003 to 2004 was primarily attributable to higher costs of managing the production facilities in Kvistgård and administration of the RFP contracts.

Other operating costs

Other operating costs include write-offs of Bavarian Nordic's inventory of Elstree-BN®, the Group's second-generation smallpox vaccine. The inventory was written off in 2005, as the possibility of selling these vaccines has been adversely affected by the emergence of third-generation vaccines, including IMVAMUNE®. This reduced net income for 2005 by DKK 45.4 million.

Net financial items

Net financials represented an income of DKK 3.4 million in 2005, DKK 5.6 million in 2004 and DKK 3.6 million in 2003. The decline from 2004 to 2005 was due to a lower level of liquidity and generally lower interest rates on the Company's cash resources. The increase from 2003 to 2004 was due to an increase in bank deposits and the bond portfolio during the year.

Cash flows

In 2005 and 2004 operating activities generated a cash outflow, primarily due to the Group's financial loss. In 2003, the Group generated a profit and a cash inflow from operations, especially from sales of the second-generation smallpox vaccine Elstree-BN®.

In 2005 and 2004, the Group invested primarily in the Kvistgård production facility, while investments in 2003 were primarily in securities.

In 2005, the Group's primary source of funding was a capital increase of approximately DKK 400 million, net, and mortgage loans. In 2004, the Group obtained a construction loan. In 2003, the Group generated no significant cash flows from financing activities.

Investments

The Group's investments during the period from 2003 to 2005 were mainly the establishment of the Kvistgård production facility in Denmark. This investment continued throughout 2006, for which it is expected to amount to DKK 72 million. The combined investment in the Kvistgård facility subsequently amounts to approximately DKK 410 million. Only minor investments in plant and equipment are scheduled for 2007.

These investments were primarily funded by internal funds. However, a mortgage loan for DKK 49 million has been obtained, and leases in the amount of DKK 60 million have been made to acquire equipment. Moreover, loans for DKK 103 million have been obtained, payable on 15 July 2009.

No major investments were made outside Denmark during the period 2003-2005, nor are any major investments outside Denmark scheduled for 2006 and 2007.

Table 6 – Investments

(DKK millions)	Financial year	Investment
Investments in 2003-2005		
Property, production facility and intangible assets	2003	35
Property, production facility and intangible assets	2004	201
Property, production facility and intangible assets	2005	163
Expected investments in 2006		
Property, production facility and intangible assets	2006	80

External relations

Bavarian Nordic's contracting parties in a number of negotiations and agreements concerning the Group's smallpox vaccine programme are and have been public authorities. The supply of smallpox vaccines is considered by many governments to be a matter of national interest. As a result, the Group is subject to substantial political risks, partly in respect of the final decision as to the conclusion of agreements and partly in respect of the terms and conditions of such agreements. Bavarian Nordic seeks to constantly keep in close contact, either through in-house or third-party representatives, with the governments and public authorities with whom negotiations are taking place in order to gain increased insight into decision-making patterns. The Group is currently dependent on one single customer, and will in the future probably enter into other individual agreements with customers that will be of key importance to the Group.

A significant share of Bavarian Nordic's costs is settled in euros, whilst most revenues are invoiced in US dollars and other currencies, which exposes Bavarian Nordic to foreign currency risks. The RFP-2 contract with the US authorities is settled in US dollars. Revenues from the RFP-2 contract come primarily from the reimbursement of costs incurred by Bavarian Nordic in connection with the further development of IMVAMUNE® for the US authorities. Foreign currency risks are hence limited to exchange rate fluctuations from the date of invoice until the date of payment. The expected RFP-3 order will be settled in USD. The Company intends to seek to partly hedge this exposure.

Significant changes since the latest financial report

No significant changes have occurred in the Group's financial position since the publication of the Group's interim report for the nine months ended 31 September 2006 on 7 November 2006.

10. Cash preparedness

The table below shows the Group's cash preparedness at 31 December 2006, including as adjusted for the net proceeds of approximately DKK 443 million from the issue and subscription of 1,275,236 New Shares. The table shows audited comparative figures for the first nine months of the year. Management believes that the information provides a true and fair view of the recently ended financial year:

With the expected award of the RFP-3 order, the net proceeds from the Rights Issue of DKK 443 million combined with expected advance payments from the US authorities, debt financing, proceeds from exercise of an existing employee warrant programme and the Group's current cash preparedness, Management expects that the combined cash preparedness will be sufficient to support the planned operations until the end of 2008, after which Bavarian Nordic expects to generate a cash inflow from operating activities.

See "Company information – Operating and financial review" for a description of the Group's cash flows.

Table 7 – Cash preparedness

(DKK millions)	At 30 September 2006 (audited)	At 30 September 2006 (unaudited)	At 30 September 2006 (adjusted for the net proceeds)
Cash and cash equivalents	41.1	101.4	544.9
Securities	341.2	231.3	231.3
Trust/pledged funds	(115.0)	(115.0)	(115.0)
Credit facilities	45.0	20.0	20.0
Total cash preparedness	**312.3**	**237.7**	**681.2**

11. Research and development, patents and licences

Research and development

See "Business overview – Clinical pipeline" for a review of the Group's research and development activities.

Patents and licences

Introduction

Bavarian Nordic's Intellectual Property Rights ("IPR") primarily include patents (and patent applications), trademarks and trade secrets. It is Bavarian Nordic's continuous objective to manage its IPR in line with the overall strategy for the business, which has resulted in a significant patent portfolio directed at the various technologies and products Bavarian Nordic has developed. As Bavarian Nordic's business and technology has matured, the internal organisation, with the support of experienced external professionals, has endeavoured to focus the patent portfolio so that it reflects the Group's commercial endeavours, for instance by streamlining certain protections and adding future-oriented protections.

Patent policy and strategy

Bavarian Nordic's IPR policy targets the protection of new technologies and products by filing relevant patent applications and by prosecuting these to obtain patent protection in all countries considered major or key markets for the corresponding technology or relevant products. The goal of obtaining and maintaining a commercially strong patent portfolio must be weighted against the, often significant, expenses involved in obtaining and maintaining patents. Factors influencing the patent filing decisions include (1) relevant commercial markets and value of the technology and/or products, (2) manufacturing possibilities, and (3) markets where the technology and/or products are likely to be infringed.

Patent applications covering primary technologies and products are therefore filed in most markets. Defensive patenting and applications covering add-on protection to the core patents are usually filed in selective markets only, which are selected based on the relevance of protection in the individual market to Bavarian Nordic's overall business. As part of the strategic considerations, the Company weighs the benefits of seeking patent protection against the benefits of protecting new technologies as trade secrets (know-how), based on the circumstances.

Bavarian Nordic has successfully built its patent portfolio on and around its core technology; MVA-BN®. In addition to its core patents, the Group has obtained protection for, and continues to file further applications to protect relevant technologies supporting existing IPR. In addition, Bavarian seeks to avoid possible design-around attempts by competitors through a proactive patent strategy. Additional focus, by tailoring protection, also includes ensuring that the patent strategy complies with regulatory demands as well as Bavarian Nordic's overall strategy.

Overall patent portfolio

The development and efficient maintenance of an evolving patent portfolio, which continues to grow, requires a focus on the directions of the Group's commercial efforts. Accordingly, the patent portfolio has been developed to ensure that it:

(1) covers Bavarian Nordic's desired technologies and commercial products in a variety of different ways,
(2) considers the commercial business strategy, and
(3) ensures protection against design-around attempts and competitors' use of similar products and technologies.

Generally, Bavarian Nordic's patent portfolio claims and discloses a wide variety of technologies, including in particular pox virus and MVA. To support the Group's commercial efforts, the patent portfolio has been streamlined. Earlier patented technology, which is no longer a focus of the Group's business, has therefore been strategically out-licensed. The strategic focus for the patent portfolio now evolves around poxvirus technology and in particular targets Bavarian Nordic's MVA-based vaccine business. The core of the patent portfolio is therefore directed at MVA-based vaccines and technology, covering MVA-based products, uses thereof, and/or various methods to manufacture such vaccines.

Bavarian Nordic's patent portfolio consists of 30 patent families. Each patent family consists of numerous corresponding issued/granted foreign patents, pending applications, continuations and divisional applications. As of the Prospectus Date, the patent portfolio consists of over 350 pending patent applications and more than 400 granted/issued patents.

The lifespan of a patent once granted/issued is 20 years from the date of filing. Bavarian Nordic's core patents are relatively young. The MVA-BN®-specific patents and applications all date back to 2000 or later. The patents targeting the germane MVA genome sites for incorporating foreign genes to create recombinant MVA-based vaccines date back to 1995 and onwards. Bavarian Nordic will apply for Supplementary Protection Certificates ("SPCs") for the products, when applicable, extending the patent protection for up to five years to compensate for the years lost in the regulatory process associated with application for marketing authorisation.

Strong patent portfolio supports Bavarian Nordic's competitive position for MVA-based vaccines

Bavarian Nordic's competitive IP protection gives exclusive rights to manufacture, sell and market its MVA-based technology globally. Bavarian Nordic's exclusive rights cover certain aspects of recombinant MVA vaccines for cancer, HIV and other infectious indications created by inserting foreign genes into the MVA genome. In addition, Bavarian Nordic has acquired exclusive rights to non-MVA technologies including other viruses and production processes from other patent holders.

The Group's most important patents and patent applications, comprising Bavarian Nordic's MVA-BN® vector technology and other MVA-based products, are described below.

Patent protection for MVA virus variant covering IMVAMUNE® smallpox vaccine and MVA-BN® vector technology
Over the past three years, four patents have been issued/granted to Bavarian Nordic within the patent family covering an MVA virus variant referred to as MVA-BN® exhibiting an improved safety profile compared to other MVA viruses. These patents are:

- U.S. Patent No. 6,761,893, issued July 2004
- U.S. Patent No. 6,913,752, issued July 2005
- European Patent 1 335 987, granted December 2005
- U.S. Patent No. 7,097,842, issued August 2006

U.S. Patent No. 6,761,893 covers the MVA-BN® virus and derivatives thereof, IMVAMUNE® (Bavarian Nordic's smallpox vaccine), and the use as a vector technology for recombinant MVA-based vaccines. The patent recognises the novelty and utility of the MVA-BN® technology and other viruses with similar characteristics. Together with U.S. Patent No. 6,913,752, the patent portfolio also covers the use of the MVA-BN® technology in generating immunity in healthy and immune-compromised individuals and priming and boosting vaccination regimes.

In addition Bavarian Nordic has been granted a European patent (EP 1 335 987), which belongs to the same family as the above-mentioned US patents. This patent gives the Group the sole right to manufacture, market and sell MVA-BN®, and derivatives thereof with the same biological characteristics and safety profile as well as recombinant viruses thereof, in Europe.

Patent protection for the vaccination of infants
U.S. Patent No. 7,097,842 discloses and covers the use of MVA derived vaccinia viruses for inducing a general immune stimulation, including the use of MVA-BN® for protection against smallpox in neonates, i.e. young children with an immature immune system.

Patent application for rapid immune response
In February 2005, Bavarian Nordic filed an additional priority application with the EPO directed to the use of MVA-BN® and derivatives thereof to induce a rapid immune response.

Patent protection for recombinant MVA-based vaccines
Two additional patent families cover germane MVA genome sites for inserting foreign genes into the MVA genome to create recombinant MVA-based vaccines. These sites of the MVA genome are used to create recombinant MVA vaccines by cloning of foreign genes into the genome. These two patent families indirectly cover all MVA-based recombinant vaccines utilising any part of the MVA genome except for deletion site 3 (which belongs to prior art), including MVA-based cancer vaccines, HIV vaccines, dengue, etc.

The first patent family is directed at the insertion of foreign genes into five of the six recognised deletion sites of the MVA genome. Four patents have been issued/granted in the U.S. and in Europe, which have been exclusively licensed to Bavarian Nordic covering deletion sites 1, 2, 4, 5, and 6 of the MVA genome, and further patents have been granted in other jurisdictions. These four patents are:

- U.S. Patent No. 6,440,422, issued August 2002
- European Patent 836,648, granted May 2003
- European Patent 1,312,678, granted September 2005
- European Patent 1,312,679, granted September 2005

The second patent family covers the insertion of foreign genes into intergenic regions. One patent has been granted thus far in Europe, but is pending in several other jurisdictions, including the U.S:

- European Patent 1,407,033, granted January 2006

Patent protection for MVA-based dengue fever vaccines
Two patent families cover recombinant MVA-based viruses for dengue fever vaccines. One patent has been issued in the U.S. and further applications are pending in other jurisdictions, including in Europe:

- U.S. Patent No. 6,869,793, issued March 2005

Patent protection for promoter technologies
The expression of foreign genes in recombinant MVA viruses by using different promoter technologies is covered by three PCT applications.

Patent protection for manufacturing process
Different aspects of the production of smallpox and other MVA-based vaccines are covered by four patent families. All applications have been filed as PCT applications and have entered the national phase in a number of countries.

The current manufacturing process used for the Group's MVA-based vaccines, including the smallpox vaccine production, is primarily protected as a trade secret and is therefore not disclosed to competitors.

Inlicensing of patented technology to secure freedom to operate for MVA-BN®-based vaccines
To secure freedom to operate for its MVA-BN® *polytope* HIV vaccine candidate, Bavarian Nordic has in-icensed patented technology from Vaccine Solutions Pty Ltd. in the field of CTL epitopes, which are used in polyepitope vaccines (PCT/AU95/00461).

To secure freedom to operate for its MVA-BN®-HER-2-Neu vaccine candidate, Bavarian Nordic has inlicensed patented technology from Pharmexa in the field of cancer vaccines, covering the HER-2-Neu DNA AutoVac™ construct and related technology (PCT/DK99/00525; PCT/DK94/00318; and PCT/DK04/00451).

To ensure freedom to operate for its MVA prime and MVA boost vaccination regimes, Bavarian Nordic has entered into a cross-license agreement with Oxxon Therapeutics whereby Bavarian Nordic secures rights to use homologous Prime Boost regimens for MVA (WO98/56919 and WO02/24224). Oxxon, on the other hand, receives certain rights to commercialise a specific recombinant vaccine based on the MVA-575 virus (WO97/02355).

Opposition

The nine month opposition period in which any third party can file an opposition against any patent granted in a European jurisdiction has ended for European Patent 1 335 987 covering the MVA-BN® technology, which was granted in December 2005. Bavarian Nordic has been informed that seven companies have opposed this patent. It is not unusual that an opposition is filed against patents of commercial value, and a seasoned European Patent Attorney has been retained to represent Bavarian Nordic in this general European proceeding.

Main trademarks

Bavarian Nordic's strategy is to tailor trademarks for its technology, including current products and the future pipeline. Among the Group's main trademarks, IMVAMUNE® is the trade name for the Company's smallpox vaccine product. IMVABOOST® refers to the technology platform targeting the immune-boosting effects of Bavarian Nordic's proprietary vaccine technology for applicable indications.

Bavarian Nordic's trademark policy targets the protection of new technologies and products. Trademark applications are prosecuted to obtain protection in all countries that are considered major or key markets for the corresponding technology or products. The goal of obtaining and maintaining a commercially valuable trademark portfolio must be weighted against the often considerable expenses involved in obtaining trademark protection. Factors influencing the trademark filing decisions include:

(1) relevant commercial markets,
(2) business value of defining relevant technologies and products, and
(3) markets where similar technologies and products are likely to be marketed and sold by competitors.

Enforcement of intellectual property rights

Litigation

Bavarian Nordic has initiated three separate legal actions, to enforce its proprietary rights for MVA against Acambis plc and/or Acambis Inc. Two litigations are pending in the U.S. and one in Austria.

Bavarian Nordic has filed a patent infringement action against Acambis plc's MVA-based smallpox vaccine products at the U.S. International Trade Commission ("ITC") based in Washington DC. Furthermore, Bavarian Nordic has filed a patent infringement action against Acambis plc and Acambis Inc. at the Commercial Court in Vienna, Austria. Bavarian Nordic launched these actions alleging infringement of its U.S. and Austrian patent rights, i.e. an unauthorised use of the invention described and claimed without proper licence or consent by the patent owner Bavarian Nordic. The asserted patents are U.S. Patent No. 6,761,893 and U.S. Patent No. 6,913,752 at the ITC Court, and European Patent 1 335 987 at the Commercial Court in Vienna, Austria, respectively.

The third action was launched at the U.S. District Court for the district of Delaware in August 2005. This action does not concern patent litigation but, instead, misappropriation of biologic material, unfair competition and unfair trade acts.

ITC

A hearing, in the form of an evidentiary hearing, was held on 8–15 May 2006, during which the parties presented their evidence. During the hearing, Bavarian Nordic put on its evidence that Acambis's products infringed Bavarian Nordic's patent, that Bavarian Nordic had established a "domestic industry" within the U.S. (a jurisdictional prerequisite), and that Bavarian Nordic was entitled to an exclusionary order keeping all infringing products out of the U.S. Acambis, on the other hand, put on its evidence that the patents were invalid and had been procured with inequitable conduct, which made the patents unenforceable.

On 7 September 2006, the administrative law judge rendered his initial determination concluding that Bavarian Nordic had a domestic industry, that Bavarian Nordic's patents had not been procured with inequitable conduct, that Acambis PLC's smallpox vaccine product (MVA3000) infringed two of Bavarian Nordic's patents, but that the patents were invalid. Also, the administrative law judge found that there would be a remedy available to Bavarian Nordic if the finding of invalidity would be reversed. Bavarian Nordic filed a petition to have the full Commission review the finding of invalidity due to the presence of clear legal and factual errors in the initial determination.

On 22 November 2006, the ITC granted Bavarian Nordic's petition, and will now review all findings of the administrative law judge in his initial determination. The Commission has postponed the expected date of completion of its investigations until 21 February 2007. The issues of infringement, validity, domestic industry, inequitable conduct and remedy will be determined by the Commission and not the judge. Both parties can appeal the decision to the U.S. Court of Appeals for the Federal Circuit.

While Bavarian Nordic is confident that the full Commission or the appellate court will find its patents valid, a final adverse decision will have no impact on the validity of the patents, since decisions of the ITC or the appellate court are not considered binding on a U.S. Federal Court, which ultimately rules on the validity of patents. A final determination of invalidity by the ITC or the appellate court would only mean that Acambis will not be barred from importing the MVA 3000 product to the U.S.

Austria

Bavarian Nordic has filed a patent infringement action against Acambis plc and Acambis Inc. at the Commercial Court in Vienna, Austria. On 18 September 2006, an oral hearing was held to consider whether the case should continue to stay pending given the pending opposition proceeding at the European Patent Office (EPO), or whether it should continue at the Austrian court in parallel. The court has not yet decided on this issue. The action was initiated to enforce the Austrian patent based on Bavarian Nordic's patent (1 335 987) granted by the EPO, which covers the Group's MVA-BN® technology. As can be expected in a patent infringement case, Acambis has filed a counterclaim of invalidity of the Austrian patent. If successful, Bavarian Nordic can stop Acambis' manufacturing of MVA3000 in Austria, including any manufacturing for export.

Delaware

In the lawsuit against Acambis in the Federal District Court in Delaware, Bavarian Nordic alleges:

(1) misappropriation of biologic material Acambis has used to manufacture the MVA3000 smallpox vaccine product it sells and offers to sell to the U.S. government within the RFP programme,

(2) unfair competition, and

(3) unfair trade acts.

The trial has been scheduled for June 2007. While there have been no substantive decisions on the merits, the judge denied Acambis' motion to amend its answer to include several counter-claims against Bavarian Nordic. The discovery phase has been completed. Both parties have filed motions for summary judgment and an oral hearing on these motions was held on 9 February 2007. If successful, Bavarian Nordic will receive compensation, and the Group can stop Acambis' commercial use of MVA3000 in the U.S. If the verdict would come out unfavourable to Bavarian Nordic, the factual situation would remain status quo, i.e. the same as if Bavarian Nordic had not launched an action in the first place.

Declaration on "Patents and licences"

Edward A. Pennington
2020 K Street, N.W.
Washington, DC 20006
USA

20 February 2007

Dear sirs,

I am writing in regard to the Prospectus which has been prepared in connection with the Rights Issue of shares by Bavarian Nordic A/S (the "Company").

Our firm, Bingham McCutchen, LLP, is an independent US law firm which *inter alia* practices in the field of intellectual property law, including patents, trademarks, trade secrets and copyrights, and licensing and litigation with respect to any of these property rights. We have acted on behalf of the Group in relation to its patent matters in the United States since 2004.

In connection with the Company's offering of shares, I have studied the section of the Prospectus entitled "Research and development, patents and licences". I have received and studied relevant information from the Group relating to its research and development programmes. Said information included also information regarding the Group's patent matters outside the United States.

On the basis of the information provided by the Group and the results of the studies described above, I believe the information provided in the section of the Prospectus entitled "Research and development, patents and licences" is a true, complete and accurate description of the patent and proprietary position of the Group.

Although it is not possible to be certain that any patent application will proceed to grant, or that even if it does, it will not subsequently be challenged, based on the investigations I have carried out and the information provided to me by the Group, I am not aware of any reason why the pending patent applications identified in the section of the Prospectus entitled "Research and development, patents and licences" should not proceed to grant claims of reasonable commercial scope to give the Group patent protection in the field to which each application relates.

Sincerely yours

Edward A. Pennington

12. Trend information

General trends in the pharmaceuticals market have no impact on the Group's financial performance at the present time. If one or several of Bavarian Nordic's products are approved, the overall demand, competition and pricing in the relevant disease area would have a major impact on the potential sales of the Group's products. Management believes that there will be an attractive market for the Group's products, if and when they are approved.

There is a continuous focus on reducing the rate of increase in health care costs, which has resulted in price pressure in recent years within certain areas of the pharmaceutical market. Management expects this trend to remain unchanged in the years ahead. However, Management believes that demographic developments, increased penetration and better diagnostic tools will result in continuing strong growth in global drug sales.

13. Prospects

Statement by the Management

The Corporate Management and Board of Directors have presented their financial expectations for 2006 and 2007 below in "Prospective financial information for 2006 and 2007". The prospective financial information was prepared for use herein. The Corporate Management and the Board of Directors believe that the prospective financial information has been prepared on the basis of the significant assumptions set out in "Methodology and assumptions" and the accounting policies described on pages F-4 to F-7. The assumptions have been consistently applied in the preparation of the prospective financial information.

The prospective financial information is based on a number of assumptions, some of which are within the control of the Company, whilst others are beyond the Company's control. The methods used in the preparation of the prospective financial information and the underlying assumptions on which the information is based are also stated in "Methodology and assumptions" below.

The prospective financial information for 2006 and 2007 represents the Corporate Management's and the Board of Directors' best estimate. The prospective information contains statements that are subject to considerable uncertainty. The actual results may differ materially from those contained in such statements. In addition to the risks addressed in "Prospective financial information for 2006 and 2007", potential risks and uncertainties comprise, without limitation, those referred to in "Risk factors" herein.

Kvistgård, 20 February 2007

Bavarian Nordic A/S

Board of Directors

Asger Aamund Chairman	Eigil Bjerl Nielsen	Erling Johansen	Flemming Pedersen
President and CEO of A.J. Aamund A/S	President	President	CEO of NeuroSearch A/S

Corporate Management

Peter S. Wulff
President and CEO

Statement by the Company's auditors regarding the prospective financial information for 2006 and 2007

As agreed, we have examined Management's financial expectations for 2006 and 2007 provided in "Company information – Prospective financial information" herein. The expectations have been prepared applying the most significant assumptions set out in "Methodology and assumptions" and the accounting policies described on pages F-4 to F-7. These accounting policies are in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for the financial statements of listed companies.

The Corporate Management and the Board of Directors are responsible for the financial expectations and for the assumptions on which they are based. Our responsibility is, on the basis of our examinations, to issue a report on the expectations.

Examinations performed

We have conducted our examinations in accordance with the Danish standard on auditing applicable to the examination of prospective financial information. This standard requires that we plan and perform our examinations in order to obtain limited assurance that the applied assumptions are well founded and do not contain material misstatement and reasonable assurance that the prospective financial information has been prepared on the basis of these assumptions and in accordance with the Group's accounting policies.

Our examination comprised a review of the prospective financial information for 2006 and 2007 in order to assess whether the assumptions applied by Management are documented, well founded and complete. Furthermore, we have tested whether the prospective financial information for 2006 and 2007 has been prepared in accordance with Management's assumptions and presented in accordance with the Group's accounting policies. Furthermore, we have verified that the figures in the prospective financial information correlate.

We believe that our examinations provide a reasonable basis for our conclusion.

Conclusion

Based on our examinations of the evidence supporting the assumptions, nothing has come to our attention which causes us to believe that these assumptions do not provide a reasonable basis for the prospective financial information for 2006 and 2007. Furthermore, in our opinion, the prospective financial information for 2006 and 2007 has been prepared on the basis of the assumptions and is presented in accordance with the Group's accounting policies.

Actual results are likely to be different from the prospective financial information since anticipated events frequently do not occur as expected and the variations may be material.

Copenhagen, 20 February 2007

Deloitte
Statsautoriseret Revisionsaktieselskab

Jens Rudkjær
State Authorised Public Accountant

Jørgen Holm Andersen
State Authorised Public Accountant

Prospective financial information for 2006 and 2007

Introduction

The prospective financial information has been prepared using the Company's accounting policies, which are described on pages F-4 to F-7. The prospective financial information for 2006 and 2007 is inherently based on a number of assumptions and estimates which, while presented with numerical specificity and considered reasonable by the Management, are inherently subject to significant business, operational and economic uncertainties, many of which are beyond the Group's control, and upon assumptions with respect to future business decisions that might be subject to change. The most important of these assumptions are described in "Methodology and assumptions" below.

Methodology and assumptions

The prospective financial information for 2006 and 2007 reflects the Management's estimates and assumptions. The prospective financial information has been prepared in accordance with the Group's normal budgeting procedures, in which the focus is on the income statement and the Group's expected cash flow performance. For 2006, the estimates also include actual figures as of 30 September 2006.

Estimates concerning research and development costs are based on the expected activities involved in the further development of the Group's pipeline.

The forecasts are based on the assumption that the Group's strategy is implemented as planned. The realisation of this strategy is subject to uncertainties and contingencies, and there can be no assurance that the strategy will not be changed as Management becomes aware of new circumstances. The prospective financial information may vary materially from our actual results.

In particular, the following factors in respect of the prospective financial information for 2007 are assumed:

- That the RFP-3 order is awarded during the period from the beginning of March 2007 until the end of the first half of 2007.
- That revenue in 2007 is derived from the RFP-2 contract already signed.
- That no revenue recognition is budgeted in respect of the RFP-3 contract, until an EUA has been granted. Only then will the income recognition criteria of IAS 18 be considered to have been complied with. Costs incurred in this connection will be capitalised.
- That production is scheduled to continue at a low level throughout 2007.
- During the period, the Group's production will have the approvals necessary to commence delivery to the US authorities under the expected RFP-3 order.
- That the approval procedure with the health authorities for initiating clinical trials will progress as planned.
- That the Group's preclinical and clinical trials proceed as planned. In this context, it is assumed that the Group's present intention is to seek external funding for its MVA *nef* programme. Consequently, no income or expenses have been recognised to advance the MVA *nef* programme.
- That the exchange rates (especially of DKK/USD and DKK/EUR) do not change materially as compared with the exchange rates ruling on 31 December 2006. That future income in USD to some extent will be hedged.
- That sub-contractors are able to live up to the assumptions made by the Group.
- That no income is recognised from the supply of smallpox vaccines to the governments of other countries.

Prospective financial information for 2006 and 2007

For 2006, Management expects revenue of DKK 175 million, and a pre-tax loss of DKK 204 million.

For 2006, research and development costs are expected to amount to DKK 120 million.

For 2007, Management expects revenue of approximately DKK 130 million, and a pre-tax loss of approximately DKK 350 million. The loss is primarily due to the fact that the Company does not expect to recognise income for 2007 relating to the expected RFP-3 order as the income recognition requirements of IAS 18 will not be met until the EUA has been granted.

For 2007, research and development costs are expected to amount to DKK 230 million.

Only minor investments in plant and equipment are scheduled for 2007.

14. Board of Directors, Corporate Management and senior employees

Management of the Group

The Board of Directors and the Corporate Management manage Bavarian Nordic's affairs. The Board of Directors is responsible for the overall management of the Group, including appointing the Corporate Management, ensuring responsible organisation of the Group's business, establishing the corporate strategy and evaluating the applicability of the Group's financing situation. The Corporate Management is responsible for the day-to-day operations of the Group, observing the guidelines and recommendations issued by the Board of Directors.

The Board of Directors consists of four external members elected by the shareholders in general meeting for terms of one year. The Board of Directors elects a chairman from among its number. The President & CEO of the Group is not a member of the Board of Directors. Asger Aamund, co-founder of the Group, is chairman of the Board of Directors. Through A.J. Aamund A/S, Asger Aamund owns 17.4% of the total share capital of the Company.

The Board of Directors plans to hold five or six meetings each year. In 2005, the Board of Directors held six meetings, and in 2006, the Board of Directors held seven meetings. The Corporate Management and certain senior employees of Bavarian Nordic usually attend the board meetings. The Board of Directors receives regular reports from the Corporate Management on the status of the operations and business of the Group.

The Corporate Management of the Group consists of one member. Moreover, there are four Executive Vice Presidents ("EVP"), who assist the Corporate Management in the day-to-day operations of the Group.

One or more members of the Corporate Management, Executive Vice Presidents or senior employees of the Group are represented on the board of directors of the Company's subsidiaries.

The Corporate Management holds monthly meetings with the Executive Vice Presidents in order to coordinate the day-to-day management activities. Monthly meetings are also held with the management teams of the subsidiaries.

Board of Directors

Asger Aamund, Chairman
A.J. Aamund A/S
Amaliegade 14
DK-1256 Copenhagen K
Denmark

Born in 1940

Joined the Board of Directors in 1994

President and CEO of A.J. Aamund A/S

Chairman of the board of directors
NeuroSearch A/S

Member of the board of directors
A.J. Aamund A/S
Modern Times Group MTG AB, Stockholm

Verdensnaturfonden WWF

Other directorships
Chairman of BankInvest Biomedical Venture
Advisory Board for Biotechnology

Chairman within the past five years (positions no longer held)
Modern Times Group MTG A/S
Modern Times Group MTG AB, Stockholm
Neurotech A/S
Radio Classic A/S
Tele 2 A/S

Member within the past five years (positions no longer held)
Bergsøe 4 A/S
BRFkredit A/S
Henning Larsen A/S
Henning Larsens Tegnestue A/S
Investeringsforeningen Gudme Raaschou Health Care
Nowaco Group A/S

Eigil Bjerl Nielsen
1293, Chemin des Vergers, B.P. 12
06620 Le Bar sur Loup
France

Born in 1937

Joined the Board of Directors in 1994

President

Chairman of the board of directors
Vipergen ApS
Vipergen R&D K/S

Member of the board of directors
Vipergen II R&D K/S

Member within the past five years (positions no longer held)
NeuroSearch A/S
Symphogen A/S

Erling Johansen
Poppel Allé 65
Hareskovby
DK-3500 Værløse
Denmark

Born in 1944

Joined the Board of Directors in 2000

President

Member of the board of directors
Cyncron A/S

Member within the past five years (positions no longer held)
BASF Health & Nutrition A/S

Management positions within the past five years (positions no longer held)
President of BASF Health & Nutrition A/S

Flemming Pedersen
Pergolavej 9
DK-2830 Virum
Denmark

Born in 1965

Joined the Board of Directors in 2006

CEO of NeuroSearch A/S

Chairman of the board of directors
Atonomics A/S
Azign Bioscience A/S
Poseidon Pharmaceuticals A/S
Sophion Bioscience A/S

Member of the board of directors
MB IT Consulting A/S

Directorships
Member of the Corporate Management of Naapster ApS

Chairman within the past five years (positions no longer held)
Zgene A/S

Member within the past five years (positions no longer held)
Neurocon ApS
Neurodan A/S

Corporate Management

Peter S. Wulff
President and CEO
Bøgeskovvej 9
DK-3490 Kvistgård
Denmark

Born in 1953

Member of the board of directors
Asah Medico A/S

Member within the past five years (positions no longer held)
Leukotech A/S

Other management members

In addition to the Board of Directors and the Corporate Management, the Group's general management team consists of four Executive Vice Presidents, who are responsible for business development, finance, production, research and development and legal and intellectual property rights. The four Executive Vice Presidents are:

Hans Christian Teisen
Executive Vice President, Commercial and Finance
Employed since 2004

Member of corporate management
Chatef ApS

René Djurup
Executive Vice President, Technical Operations and CTO
Employed since 2003

Directorships within the past five years
(positions no longer held)
EVP and board member of Leukotech A/S

Dr. Paul Chaplin
Executive Vice President, Research & Development, CSO
Employed since 1999

Morten Max Rasmussen
Executive Vice President, Legal and IPR
Employed since 2001

Previous activities

During the past five years, none of the members of the Board of Directors, Corporate Management or the Executive Vice Presidents have (i) been convicted of fraudulent offences or (ii) been the object of public prosecution or sanctions by supervisory authorities or been disqualified from acting as a member of an issuer's management, board of directors or supervisory body or being in charge of an issuer's management or other affairs.

With the exception of the persons mentioned below, during the past five years, none of the members of the Board of Directors, Corporate Management or the Executive Vice Presidents have been members of the management, board of directors, been founders or senior employees in companies which have commenced insolvency proceedings or other forms of receivership, entered into a composition with creditors which is not binding on individual creditors, or entered into solvent liquidation, although Asger Aamund was chairman of Radio Classic A/S, which was liquidated on 29 October 2004, Peter Wulff and René Djurup have been members of the management and board of directors of Leukotech ApS, which entered into solvent liquidation on 23 June 2006, and Peter Wulff and Max Rasmussen have been chairman and EVP, respectively, in Austrian Nordic Biotherapeutics AG (wholly owned subsidiary), which was wound up in a solvent liquidation on 27 September 2006.

Conflicts of interest

None of the members of the Board of Directors, Corporate Management or the Executive Vice Presidents have conflicts of interest in respect of their duties in the Group.

A full description of the lock-up agreements made by the Company is provided in "The Offering – Lock up agreements".

15. Remuneration and benefits

The shareholders approve the remuneration of the Board of Directors at the general meeting, and the Board of Directors determines the remuneration of the Corporate Management and, in consultation with the Corporate Management, the remuneration of the Executive Vice Presidents. Information about the remuneration of the Board of Directors, the Corporate Management and the Executive Vice Presidents as well as any warrants granted is included in the notes to the Annual Report and below.

The total remuneration to the Company's board members is expected to amount to DKK 400,000 in 2006. Moreover, the present four members of the Board of Directors have 36,194 warrants as of the Prospectus Date, see table 12.

The remuneration of the Corporate Management is expected to amount to DKK 1.9 million in 2006 The Corporate Management does not receive remuneration from subsidiaries of the Group. Moreover, the Corporate Management has 31,195 warrants as of the Prospectus Date, see table 12, as well as 6 phantom shares, see table 13.

The total remuneration of the Executive Vice Presidents is expected to amount to DKK 7.4 million in 2006. The Executive Vice Presidents do not receive remuneration from subsidiaries of the Group. Moreover, the Executive Vice Presidents have 138,584 warrants as of the Prospectus Date, see table 12, as well as 24 phantom shares.

For further details on the terms and conditions of the warrants, see "Additional information – Warrants". See also "Staff — Incentive schemes" for a description of the phantom share scheme introduced by the Company.

Bavarian Nordic has not granted any loans or issued any guarantees for any board member, for the Corporate Management or for any Executive Vice President.

No exceptional or extraordinary agreements, including agreements regarding bonus schemes, except ordinary incentive schemes and remuneration of the Board of Directors, the Corporate Management and the Executive Vice Presidents implying financial obligations for the Group, have been concluded between the Company and members of the Board of Directors, the Corporate Management or the Executive Vice Presidents. No member of the Board of Directors, the Corporate Management or any Executive Vice President has received or will receive separate remuneration in connection with the Rights Issue.

The Group has not allocated funds for any pension benefits, severance schemes or similar measures for its employees, the Board of Directors, the Corporate Management or the Executive Vice Presidents as the Group is under no obligation to do so.

16. Board practices

Terms of the Board of Directors and the Corporate Management

The table below sets out the terms of the Board of Directors and the Corporate Management

Table 8 – The terms of the Board of Directors and the Corporate Management

Name	Office	Commencement	Expiration of term	Severance payment
The Board				
Asger Aamund	Chairman	October 1994	The annual general meeting in 2007	None
Eigil Bjerl Nielsen	Deputy Chairman	October 1994	The annual general meeting in 2007	None
Erling Johansen	Member of the Board	April 2000	The annual general meeting in 2007	None
Flemming Pedersen	Member of the Board	April 2006	The annual general meeting in 2007	None
Corporate Management				
Peter S. Wulff	President and CEO	October 1994	None	See below

The executive service agreement of Peter S. Wulff, President & CEO of the Group, includes a non-competition clause. The non-competition clause is effective for one year from the termination of the President & CEO's employment. According to the agreement, the Group's President & CEO is not entitled, directly or indirectly, to become financially engaged in any company in Denmark or abroad which competes wholly or partly with the activities performed by Bavarian Nordic at the relevant time without the written consent of the Board of Directors. Also, the Group's President & CEO is not entitled to take up any position in or work as a board member, adviser or consultant for any company competing with the activities performed by Bavarian Nordic at the relevant time.

The executive service agreement of Peter S. Wulff may be terminated by his giving six months' notice and by the Company's' Board of Directors giving 12 months' notice. No extraordinary severance pay has been agreed, and the Group's President & CEO is not entitled to any benefits upon termination of his employment in the Company or expiration of directorships in the Company's subsidiaries.

Audit and remuneration committees

Bavarian Nordic does not have any audit or remuneration committees.

Bavarian Nordic's principles for good corporate governance

The Copenhagen Stock Exchange recommends that companies listed on the Copenhagen Exchange comply with the corporate governance principles recommended by the Copenhagen Stock Exchange's committee on Corporate Governance in 2001 (revised in 2005 with effect for financial years beginning on or after 1 January 2006). The Management believes that the operation of the Group in all material respects is in compliance with these recommendations. Bavarian Nordic continually considers developments in corporate governance and best practice in relation to the Group's business areas. Accordingly, the Management regularly evaluates the relevant recommendations which support Bavarian Nordic's business model, and which may add value for the benefit of Bavarian Nordic's stakeholders.

17. Employees

Number of employees

Bavarian Nordic's employees are one of the Group's most important resources and the key to Bavarian Nordic's future success. Employee efforts and abilities give the Group its dynamics and growth. Bavarian Nordic must be able to attract the very best people in the industry. The Group will only succeed in these endeavours by offering challenging working conditions and an international atmosphere. Bavarian Nordic has an international corporate culture with employees from many different countries.

Bavarian Nordic had a total of 231 employees as of 30 September 2006. Trends in the Group's headcount are illustrated below.

The increase in activity has resulted in growth in the number of employees in the Group in recent years. In 2005, the number of employees in Bavarian Nordic rose by about 54% compared with 2004; at year-end 2005 there were a total of 224 employees. At the end of August 2006, a strong increase in production output, continuing uncertainty about the exact time of award of the RFP-3 order and other efficiency enhancement issues caused Bavarian Nordic to initiate cost saving measures in order to align its resource consumption to operating and cash flow conditions. In this connection, the number of employees was reduced considerably so that by the end of the third quarter of 2006, the Group had 231 employees.

Figure 1 – Number of employees


250
200
150
100
50
0
67
70
62
87
145
224
231
2000
2001
2002
2003
2004
2005
30 Sep. 2006

A breakdown of Group employees by function is set out in the table below.

Table 9 – Employee breakdown by function

	30 September 2006	2005	2004	2003
Corporate management and staff functions	20	20	12	12
Research & development	84	72	62	54
Financial and commercial affairs	26	28	30	21
Technical operations	101	104	41	0
Total	**231**	**224**	**145**	**87**

A breakdown of Group employees by geography is set out in the table below.

Table 10 – Employee breakdown by geography

	30 September 2006	2005	2004	2003
Denmark	105	121	66	34
Germany	106	99	79	53
USA	19	3	0	0
Singapore	1	1	0	0
Austria	0	0	0	0
Total	**231**	**224**	**145**	**87**

Shareholdings and warrants

The table below shows the number of shares and warrants held by members of the Board of Directors, Corporate Management and Executive Vice Presidents in the Company as of the Prospectus Date. In the tables below, holdings and exercise prices have not been adjusted to reflect the Offering.

Table 11 – Shareholding of the Board of Directors, Corporate Management and Executive Vice Presidents

Shareholder	Number of shares of DKK 10	Ownership interest
Asger Aamund	1,107,000	17.4%
Eigil Bjerl Nielsen	45,016	0.7%
Erling Johansen	1,598	0.0%
Flemming Pedersen	0	0.0%
Peter S. Wulff	35,558	0.6%
Hans Christian Teisen	187	0.0%
René Djurup	0	0.0%
Dr. Paul Chaplin	0	0.0%
Morten Max Rasmussen	0	0.0%
Total	**1,189,359**	**18.7%**

Table 12 – Warrants held by the Board of Directors, Corporate Management and Executive Vice Presidents

Person	Programme	Exercise price (DKK)	Exercise period	Number of warrants granted
Board of Directors				
Asger Aamund, Chairman	2004	299	18 April 2007 – 2 May 2007	5,398
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	5,000
Erling Johansen	2004	299	18 April 2007 – 2 May 2007	5,398
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	5,000
Eigil Bjerl Nielsen	2004	299	18 April 2007 – 2 May 2007	5,398
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	5,000
Flemming Pedersen (joined in 2006)	2006	572	2 weeks in Q4-2009 and/or Q2-2010	5,000
Jørgen Buus Lassen (retired in 2006)	2004	299	18 April 2007 – 2 May 2007	5,398
Corporate Management				
Peter S. Wulff	2004	299	18 April 2007 – 2 May 2007	16,195
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	15,000
Executive Vice Presidents				
Hans Christian Teisen	2004	461	18 April 2007 – 2 May 2007	8,097
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	15,000
René Djurup	2004	299	18 April 2007 – 2 May 2007	16,195
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	15,000
Morten Max Rasmussen	2004	299	18 April 2007 – 2 May 2007	8,097
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	15,000
Paul Chaplin	2004	299	18 April 2007 – 2 May 2007	16,195
	2006	572	2 weeks in Q4-2009 and/or Q2-2010	30,000

Warrants granted under the 2004 programme may be exercised early, for example in case of a mandatory offer being submitted to the Company's shareholders pursuant to section 31 of the Danish Securities Trading Act.

Incentive programmes

For a description of the Company's incentive programmes comprising warrants, see "Additional information – Warrants".

The Company has introduced a long-term incentive plan for all employees in the Company and Bavarian Nordic GmbH. The incentive programme consists of the award of phantom shares. At the end of the relevant month, each full-time employee will be awarded, free of charge, three phantom shares per month during the period from 1 November 2006 to 31 October 2009. Accordingly, each full-time employee may be awarded up to a maximum of 108 phantom shares.

Employees employed during the term of the programme will be awarded phantom shares from the time of employment. The phantom shares may be sold in a two-week period which starts the day after the publication of the Company's third quarter report for 2009. Upon settlement, the holder of the phantom share will receive the difference between the purchase price of DKK 422 (the "Purchase Price"), and the weighted average price of the Company's Shares ("All trades") on the Copenhagen Stock Exchange during a period of 10 business days prior to the first day of the exercise period (the "Exercise Price"), always provided that the Exercise Price is at least 10% higher than the Purchase Price. If the Exercise Price is not at least 10% higher than the Purchase Price, all of the awarded phantom shares will lapse without notice and without compensation. The incentive programme contains adjustment mechanisms for the number of phantom shares and the purchase price in case of changes to the Company's capital position, including capital increases at a discount to the market price. The number of awarded phantom shares and the price must therefore be adjusted as a result of the Offering. At the Company's option, in certain cases the programme also includes a possibility of/duty to perform an extraordinary redemption of the phantom shares in case of a merger, de-merger, delisting, change of control pursuant to section 31 of the Danish Securities Trading Act and liquidation.

The table below sets out the number of awarded phantom shares at 31 December 2006 and the maximum number of phantom shares expected to be awarded as of 31 October 2009 based on a headcount of 211 at 31 December 2006. The calculations are made on the basis of the closing price of the Company's Shares on 19 February 2007.

Table 13 – Phantom share programme

	Purchase Price (DKK)	Corporate Management	Senior employees	Other employees	Total	Diluted Exercise Price (DKK)	Diluted total number of phantom shares
Total number of allotted phantom shares at 31 December 2006	422	6	276	984	1,266	394.5	1,354
Maximum number of phantom shares at 31 October 2009	422	108	4,968	17,712	22,788	394.5	24,379

18. Major shareholders

As of the Prospectus Date, more than 6,000 shareholders were registered by name in the Company's register of shareholders, representing approximately 68% of the Company's share capital.

Pursuant to section 29 of the Danish Securities Trading Act, shareholders in a listed company are required to immediately notify the listed company and the Copenhagen Stock Exchange when the shareholder's stake represents 5% or more of the voting rights in the company or the nominal value accounts for 5% or more of the share capital, and when a change of a holding already notified entails that limits of intervals of 5% from 10% to 100% and the limits of one-third and two-thirds of the share capital's voting rights or nominal value are reached or are no longer reached.

At the Prospectus Date, A.J. Aamund A/S has notified a holding representing more than 15%, and PKA A/S has notified a holding representing more than 5%. The Company's major shareholders have the same rights as the Company's other shareholders.

19. Related party transactions

The Corporate Management and the Board of Directors of Bavarian Nordic and NeuroSearch A/S are considered to be related parties as they exercise a significant influence on the Group's operations.

NeuroSearch A/S is considered a related party as Asger Aamund is Chairman of both NeuroSearch A/S and Bavarian Nordic A/S.

Except for intra-group transactions and remuneration to the Corporate Management and Board of Directors and the incentive plan, no material transactions have been entered into with related parties. There have been no transactions between the Group and NeuroSearch A/S. See "Remuneration and benefits" for a description of remuneration to the Board of Directors and Corporate Management and "Additional information – Warrants" for a description of incentive plans.

20. Financial information concerning Bavarian Nordic's assets and liabilities, financial position and profits and losses

For financial information about Bavarian Nordic, see appendix 3 "Annual and interim financial statements of Bavarian Nordic".

For a description of the Company's dividend policy and pending litigation, see "Company information – Business overview".

See "Company information – Operating and financial review" for a description of significant changes to the Group's financial position since the publication of the most recent interim report.

21. Additional information

Share capital

Below is a summary of information regarding the Company's share capital.

Table 14 – Movements in the Company's share capital

	Capital increase, no. of shares of DKK 10	Gross proceeds, DKK millions	Share capital, no. of shares of DKK 10	Issued share capital, nom. DKK
Share capital at 31 December 2003			4,514,485	45,144,850
2004				
Capital increase, May 2004 at DKK 90 per share. (exercise of warrants)	125,000	11.3	4,639,485	46,394,850
2005				
Capital increase, May 2005 at DKK 360 per share. (1:4 rights issue)	1,157,570	416.7	5,797,055	57,970,550
2006				
Capital increase, March 2006 at DKK 410 per share. (private placement)	579,125	237.4	6,376,180	63,761,800
2007				
This March 2007 Rights Issue at the Subscription Price of DKK 365 per share.	1,275,236	465.5	7,651,416	76,514,160

Immediately prior to the Offering, Bavarian Nordic A/S issued share capital amounted to DKK 63,761,800 nominal value divided into 6,376,180 Shares each with a nominal value of DKK 10. When issued, the New Shares shall rank *pari passu* with the Existing Shares.

Warrants

In order to motivate and retain employees, Bavarian Nordic has issued warrants as part of its warrant programmes.

In 2004, the Company launched a warrant programme for the Board of Directors, Corporate Management, senior executives and other employees. The exercise of the vested warrants under the 2004 programme may be exercised in whole or in part in one exercise issue during the period from 18 April 2007 to 2 May 2007. The warrants cannot be assigned or pledged to any third parties.

The programme contains a provision to the effect that if a resolution is adopted to effect a capital increase in the Company whereby shares are subscribed at a price lower than the market price of the Company's shares, the number of shares that can be subscribed by exercising the warrants and the exercise price shall be adjusted to position the warrant holders, in relation to their interest in the Company and the exercise price, as if the warrants had been exercised immediately prior to the capital increase.

In 2006, the Company issued warrants to the Board of Directors, Corporate Management and certain employees of Bavarian Nordic. Vested warrants under the 2006 programme may be exercised in whole or in part during a two-week period immediately after the release of the Company's quarterly report for the third quarter of 2009 and/or during a two-week period after the release of the Company's full-year announcement for 2009 (in 2010). Warrants issued under the 2006 programme contain the same adjustment mechanism as the 2004 programme in case of a capital increase at a discount to the market price.

The most significant factors in relation to the warrant programmes, including the number of warrants and the exercise price after the adjustment resulting from the Offering, are set out below. The calculations were made on the basis of the closing price of the Company's Shares on 19 February 2007.

Table 15 – Outstanding warrants (as of 31 December 2006)

Programme	Exercise price (DKK)	Exercise period	Board of Directors (warrants)	Corporate Management (warrants)	Other senior executives (warrants)	Other employees (warrants)	Terminated employees (warrants)	Total	Diluted subscription price (DKK)	Diluted total (warrants of DKK 10)
2004	299	18.4.-2.5.07	21,592	16,195	48,585	34,018	44,270	164,660	279.5	176,159
2004	461	18.4.-2.5.07			8,097			8,097	431.0	8,662
2004	623	18.4.-2.5.07			3,239			3,239	582.5	3,465
Total 2004 programme			21,592	16,195	59,921	34,018	44,270	175,996		
2006	572	2 weeks in Q4 2009 and/or Q2 2010	20,000	15,000	133,500	6,500		175,000	534.5	187,221
Total			41,592	31,195	193,421	40,518	44,270	350,996		375,508

Pursuant to Article 5b of the Company's Articles of Association, the Board of Directors is authorised, until 1 May 2008, to issue up to 25,000 warrants in one or more portions. The warrants may be issued to the Company's management, employees of the Company or its subsidiaries, including consultants and the Company's Board of Directors, for subscription of shares with a nominal value of up to DKK 250,000 by cash payment at a price and on terms and conditions determined by the Company's Board of Directors. However, warrants may only be issued up to DKK 0 nominal value to the members of the Company's Board of Directors. The warrant holders will have pre-emption rights to the shares subscribed on the basis of the warrants issued, to the effect that the pre-emption rights of the Company's existing shareholders to warrants and new shares are deviated from.

Share capital increase

At the extraordinary general meeting held on 24 May 2006, the Board of Directors was authorised, until 30 June 2007, at its own discretion, to increase the Company's share capital by up to DKK 20,000,000 nominal value (2,000,000 Shares, each with a nominal value of DKK 10) in one or more issues. The share capital may be increased by cash payment or in other ways. Where the capital increase is effected for cash at a subscription price lower than the market value of the Shares, the existing shareholders will have pre-emption rights to subscribe the amount by which the share capital is increased in proportion to their shareholdings. Where an increase of the share capital is effected by cash payment outside the scope of Article 5a(2) of the Articles of Association or otherwise, including by conversion of debt or as consideration for contribution of assets other than cash, the existing shareholders of the Company will have no pre-emption rights. Where an increase of the share capital is effected in any other way, the provisions of section 33 of the Danish Public Companies Act apply, and the subscription price or the value of the shares issued, respectively, is determined by the Board of Directors within the framework provided by the mandatory rules of the Danish Public Companies Act, including sections 79 and 80 of the Act. The other terms and conditions for the subscription will be determined by the Board of Directors. The New Shares shall be negotiable instruments and shall be issued to bearer but they may be registered in the bearer's name in the Company's register of shareholders. No restrictions shall apply to the transferability of the New Shares, neither in whole nor in part. The shares shall carry dividends from such time as resolved by the Board of Directors, but not later than for the financial year following the year of the share capital increase.

Of the above-mentioned authorisation, DKK 12,752,360 (1,275,236 Shares with a nominal value of DKK 10 each) will be used in connection with the Offering. See "The Offering". Thereafter, DKK 7,247,640 (724,764 Shares with a nominal value of DKK 10 each) of the authorisation remains outstanding.

Treasury shares

At the Company's general meeting held on 26 April 2006, the Board of Directors was authorised to let the Company acquire treasury shares with a total nominal value of up to 10% of the Company's share capital. The Company does not hold any treasury shares as of the Prospectus Date.

Shareholder agreements

Management has no knowledge of any shareholder agreements concerning the Company.

The Company's Articles of Association

As regards the Articles of Association, the following should be emphasised:

Objects

Pursuant to Article 3 of the Articles of Association, the objects for which the Company has been established are to carry out research, trade, manufacture and any other related activities, primarily within the pharmaceutical industry.

Provisions concerning members of the Board of Directors and the Corporate Management
The Company shall be managed by a Board of Directors of three to six members to be elected for one year at a time by the shareholders at the general meeting. Retiring directors shall be eligible for re-election. Members that are to be elected pursuant to the statutory rules regarding representation of the employees on the Board of Directors shall be elected as well. Pursuant to Article 17 of the Articles of Association, the shareholders at the general meeting shall determine the remuneration of the Directors.

The proceedings at Board meetings will be recorded in a minute book to be signed by the attending members. The Board of Directors shall elect its own chairman and deputy chairman and may furthermore grant individual or joint powers of procuration. The Board of Directors shall draw up its own rules of procedure governing the performance of its duties. Pursuant to Article 18 of the Articles of Association, the Board of Directors shall appoint the Corporate Management.

Pursuant to Article 19 of the Articles of Association, the Company shall be bound by the joint signatures of the Chairman of the Board of Directors and that of either any one member of the Corporate Management or any two members of the Board of Directors, or by the joint signatures of any two members of the Board of Directors and any one member of the Corporate Management.

Rights and restrictions in relation to Existing Shares
No share shall carry any special rights. See Article 7 of the Articles of Association.

Each Share of DKK 10 shall carry one vote at general meetings. See Article 15 of the Articles of Association.

No restrictions shall apply to the transferability of the Shares. See Article 6 of the Articles of Association.

Pursuant to Article 7 of the Articles of Association, no shareholder shall be obliged to let his Shares be redeemed in full or in part by the Company or by any other party, except as provided in the Danish Public Companies Act.

Amendments to the Company's Articles of Association:
All resolutions put to the vote of shareholders at general meetings shall be subject to adoption by a simple majority of votes, unless the Danish Public Companies Act or the Articles of Association prescribe other requirements. According to Article 16 of the Articles of Association, if a qualified majority of votes or unanimity is not required pursuant to the Danish Public Companies Act, the adoption of resolutions regarding the Company's dissolution, combination with another company or business or amendments to the Articles of Association, including changes to the Company's share capital, is subject to such resolution being adopted by not less than two-thirds of all the votes cast as well as of the votes represented at the relevant general meeting, and to not less than 50% of the share capital being represented at the general meeting in question. In case less than 50% of the share capital is represented at the general meeting, but the resolution is adopted by not less than two-thirds of the votes cast as well as of the voting share capital represented at the meeting, another general meeting may be called within 14 days after the preceding general meeting. At the new general meeting, the resolution can be adopted by not less than two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

Notice convening annual and extraordinary general meetings
General meetings shall be convened by the Board of Directors giving not less than 14 days' nor more than four weeks' notice. Meetings shall be advertised in two leading daily newspapers. Furthermore, all shareholders registered in the Company's register of shareholders, who have so requested, shall be convened by letter. The notice shall set out the agenda of the general meeting. The notice shall specify whether any proposal requiring a special majority of votes is to be considered, including the essential contents of such proposal. During the last eight days before each general meeting, the agenda and the proposed resolutions, set out verbatim, and, in the case of the annual general meeting, also the audited annual report with the auditors' opinion, shall be made available for inspection by the shareholders at the Company's office. Pursuant to Article 10 of the Articles of Association, these documents shall also be sent to all registered shareholders.

Any shareholder shall be entitled to attend a general meeting if he has requested an admission card from the Company's office not later than five days prior to the general meeting. The shareholder must document his title to shares in the Company either by such title being registered in the Company's register of shareholders or by presenting appropriate documentation from the shareholder's custodian bank, such documentation having been issued not more than 14 days prior to the date of presentation. In order to receive an admission card, the shareholder must also issue a written statement to the effect that the shares have not been and will not be transferred to any third party prior to the date of the general meeting. Each shareholder may attend in person, with an adviser or by proxy. Voting rights may be exercised pursuant to an instrument of proxy issued to a person who need not be a shareholder of the Company. Proxies are considered valid until the Company is informed in writing that they have been withdrawn, unless otherwise provided therein. However, proxy forms are valid for a maximum of 12 months. See Article 11.

Extraordinary general meetings shall be held as directed by the shareholders at the general meeting, the Board of Directors or an auditor, or upon a written request to the Board of Directors by shareholders holding not less than one tenth of the share capital. Shareholder requests must contain a specification of the business to be considered at the general meeting. Pursuant to Article 13 of the Articles of Association, the general meeting shall be convened not later than 14 days after the appropriate request having reached the Board of Directors.

Provisions in the Articles of Association which may lead to a change of control in the Company being delayed

Shareholders who have acquired Shares by transfer are not entitled to exercise voting rights on such Shares, unless the Shares have been entered in the Company's register of shareholders, or unless the shareholder has applied for registration of and substantiated his acquisition prior to the notice convening the general meeting. Even where the voting right cannot be exercised, the shareholding transferred shall nevertheless be deemed represented at the relevant general meeting, if prior to the general meeting the Shares have been entered in the register of shareholders or the shareholder has applied for registration of and substantiated his acquisition. See Article 15 of the Articles of Association.

22. Material contracts

Collaborative agreements with other biopharmaceutical and biotechnology companies and production partners form an integral part of Bavarian Nordic's business. The Group will endeavour to retain its current partners or enter into new agreements or partnerships.

Development contract (RFP-1) with the National Institute of Allergy and Infectious Diseases

In February 2003, the US Authorities awarded the Group a milestone-based contract with NIAID for the development of the Group's smallpox vaccine, IMVAMUNE®. The RFP-1 order was divided into two parts, part A and part B. Part A was a milestone-based contract over a three-year period under which the Group, *inter alia*, within the first 12 months, was to deliver at least 5,000 doses of IMVAMUNE®, prepare a detailed clinical development plan, begin the clinical development and prepare a plan for large-scale production of IMVAMUNE® in order to show how the Group will be able to produce and deliver up to 30 million doses to the US Authorities. Part A of the RFP-1 contract included funding by NIAID of costs for approximately USD 6 million.

In September 2003, the US Authorities also awarded the Group part B under the RFP-1 contract. The purpose of part B is to make additional studies of IMVAMUNE® in Phase II clinical studies of healthy volunteers and Phase I and Phase II clinical studies in persons in the risk groups, including persons with a weakened immune system. With the award of part B under the RFP-1 contract, the Group has obtained funding under part A and part B of this contract for a total amount of approximately USD 29 million.

NIAID is entitled to terminate the contract at any time against reimbursement of all costs already paid as agreed and negotiated by NIAID and the Group. The agreement is regulated by the Federal Acquisition Regulation ("FAR"), which is a number of standard terms and conditions for US government contracts.

Development contract (RFP-2) with the National Institute of Allergy and Infectious Diseases

On 30 September 2004, NIAID awarded the Group a three-year contract for further development of its now patented IMVAMUNE® vaccine, as a third-generation smallpox vaccine. The contract has a value of more than USD 100 million.

The contract is a milestone-based contract over a three-year period under which, during the first 12 months, the Group will, *inter alia*, deliver detailed production plans, quality plans, clinical development plans, etc., and produce and deliver 500,000 doses of IMVAMUNE® vaccine, manufactured according to the final validated production process. These 500,000 doses of IMVAMUNE® have now been delivered.

The RFP-2 contract also includes an option for the US authorities to buy an additional 2.5 million doses of IMVAMUNE® for an additional USD 41 million. So far, this option has not been exercised.

NIAID is entitled to terminate the contract at any time against reimbursement of all costs already paid as agreed and negotiated by NIAID and the Group. The agreement is regulated by FAR.

Agreement between Pharmexa A/S and BN ImmunoTherapeutics Inc.

Bavarian Nordic's US company, BN ImmunoTherapeutics, focuses on research and development of cancer vaccines, including vaccines against breast cancer, prostate cancer and colorectal cancer.

On 3 March 2005, BN ImmunoTherapeutics entered into an agreement with Pharmexa A/S, which gave BN ImmunoTherapeutics a global non-exclusive licence to HER-2 DNA AutoVac™ MVA-BN®-based cancer vaccines.

The agreement includes milestone payments and royalties to Pharmexa A/S on future revenues. The agreement expires when BN ImmunoTherapeutics' obligation to pay royalties ceases, but may before such time be terminated by BN Immuno Therapeutics at any time at 90 days' notice.

Any disputes will be solved in accordance with Danish law by arbitration in Copenhagen, Denmark.

Agreement with Pharmexa Inc. (formerly Epimmune Inc.)

On 28 November 2001, the Group entered into a collaborative and licence agreement with Epimmune Inc. ("Epimmune"), a US biotech company. Epimmune merged with IDM (on 16 March 2005), and Pharmexa subsequently (on 24 November 2005) acquired the part of IDM that relates to this agreement. Under the agreement, the parties will collaborate with the goal of developing an HIV vaccine by combining Epimmune's (now Pharmexa Inc.'s) technology and expertise in the fields of T-cell epitope identification and vaccine design with Bavarian Nordic's MVA-BN® vaccine technology and its development and manufacturing expertise in HIV vaccines.

The research part of the agreement is non-exclusive, allowing both parties to work with other HIV technologies. The agreement generally relates to joint development and commercialisation of a potential HIV vaccine. However, under specific circumstances, the parties have an opportunity to commercialise products on their own against making royalty payments to the other party. Under certain circumstances, the Group retains the worldwide, exclusive rights to manufacture vaccines resulting from the collaboration.

The research collaboration runs for five years and therefore formally expired at the end of 2006, but the earliest expiry of the agreement and any related rights will be subject to the expiry of patents, if any, or a 10-year period from the first commercial sale of an HIV vaccine, whichever is the longer. Prior to that, the agreement may be terminated by either party in the event of breach or bankruptcy, and the agreement is subject to the laws of the state of New York, USA.

Aside from the above-mentioned agreement, Epimmune (now Pharmexa Inc.) was awarded a development contract by the US health authorities (NIAID) in late 2003 for the funding of various HIV vaccine development projects. In that connection, the Group entered into a contract with Epimmune (now Pharmexa Inc.) on 30 September 2004 under which the Group will act as sub-contractor to Epimmune. In that connection, the Group will clone and produce MVA-BN®-based vaccine candidates, and a suitable MVA-BN®-based vaccine candidate will then be selected for further clinical testing. With respect to rights and other commercial terms, the contract refers to the collaborative agreement between the two companies from 2001 as described above.

The parties are currently negotiating a revision of the original collaborative and licence agreement from 2001.

Production agreements with Impstoffwerk Dessau-Tornau GmbH

Bavarian Nordic A/S and Impstoffwerk Dessau-Tornau GmbH (IDT) have collaborated for a number of years on the production of the Group's recombinant vaccines and smallpox vaccines. Until 2002, the production partnership was based on separate production agreements entered into for each production.

On 20 September 2002, the parties instead entered into a framework agreement, in which the general terms and conditions for production at IDT were established. The framework agreement establishes the general terms and conditions for procedures in connection with the placing of orders, delivery, terms of payment, technical matters in connection with specifications, raw materials, packing, tests, etc. Accordingly, it is no longer necessary to negotiate a complete contract for each new production and instead a so-called 'Summary Contract' is entered into, which outlines the volume of production, price, the time and place of delivery and any special matters. Consequently the Group's and IDT's partnership for the production and delivery of the Group's smallpox vaccines to a number of authorities has been regulated by this framework agreement.

If IDT wishes to make any claims against the Group, any disputes are to be settled in accordance with Danish law by the Maritime and Commercial Court in Copenhagen, Denmark. If the Group wishes to make any claims against IDT, any disputes are to be settled in accordance with German law by the court of Berlin, Germany.

As a consequence of the special circumstances applicable in connection with the supply of IMVAMUNE® to the US authorities under the RFP-1 and RFP-2 contracts, the Group and IDT have entered into separate, individually adapted 'Subcontracts' for these deliveries. Under these contracts, IDT has produced and delivered approximately 5,000 doses of IMVAMUNE® and 500,000 doses of IMVAMUNE®, respectively.

After award of the RFP-3 order by the US authorities, it is expected that a separate and individually adapted "Subcontract" will be concluded between the Group and IDT with respect to filling and packing of up to 20 million doses of IMVAMUNE®. Negotiations on the final terms and conditions for this contract are underway. So far, the Group and IDT have signed a contract for the filling and packing of approximately 200,000 doses of IMVAMUNE®. This contract also contains provisions on the future collaboration with respect to filling and packing of up to 20 million doses of IMVAMUNE® and letters of intent concerning a number of the terms for a final contract on filling and packing of up to 20 million doses of IMVAMUNE®.

Agreement with Forschungszentrum für Umwelt und Gesundheit GmbH

In October 1994, the Group entered into its first collaborative and licence agreement with the Forschungszentrum für Umwelt und Gesundheit GmbH (GSF). In September 1997, this agreement was replaced by a new and revised collaborative and licence agreement with GSF.

The 1997 agreement gives the Group the exclusive commercial licence rights to a number of technologies owned by GSF as well as to technologies developed under the collaboration. The primary focus of the agreement is the development and commercialisation of recombinant MVA-vaccines and the CapCell™ technology.

Under the agreement, the Group is committed to paying royalties to GSF at 10% of the Group's revenues from products covered by the licensed patents and 5% of the Group's revenues from non-patented products developed on the basis of know-how generated within the framework of the collaboration. Most recombinant vaccines and IMVAMUNE® are not covered by these royalty provisions.

The research collaboration with GSF under the 1997 agreement formally ceased at the end of 2001, and Bavarian Nordic is no longer funding any research activities at GSF. However, under the agreement, the Group's exclusive licence rights continue until the relevant patents expire.

The agreement is subject to German law.

Agreement with Vaccine Solutions PTY Ltd.

On 8 December 2000, the Group signed a contract with Australian-based Vaccine Solutions Pty Ltd. under which the Group received an exclusive worldwide licence with the right to sublicense and to develop, manufacture and market HIV vaccines incorporating the polyepitope technology, except peptide or protein-based polyepitope vaccines.

The Group is committed to paying milestone payments and royalties to Vaccine Solutions Pty Ltd.

The term of the agreement is 20 years from the date of the first sale of an end-product or until the patent on which the licence is based expires, whichever is the longer.

The Group has the right to terminate the agreement at six months' notice if the Group decides to discontinue the commercial development or the exploitation of the products.

The agreement is subject to the laws of the United Kingdom.

On 21 May 2003, the Group and Vaccine Solutions Pty Ltd. signed an amendment to the agreement in which the Group is also granted a global exclusive licence to exploit the polyepitope technology for malaria and Hepatitis B.

23. Third party information, statement by experts and declarations of interest

The Group's patent attorneys have submitted a declaration about the patent and proprietary position of the Group. This declaration is set out in "Company information – Research and development, patents and licences".

24. Documents on display

The following documents are available for inspection at the Group's head office at Bøgeskovvej 9, DK-3490 Kvistgård, Denmark, at FIH PARTNERS A/S, Langelinie Allé 43, DK-2100 Copenhagen Ø, Denmark, and at Nordea Bank Danmark A/S, Strandgade 3, DK-1401 Copenhagen C, Denmark (copies available on request):

- Audited annual reports for the years ended 31 December 2003, 2004 and 2005, respectively, as filed with the Danish Commerce and Companies Agency
- The Company's Articles of Association
- The Company's Memorandum of Association
- The Company's resolution to increase the share capital, dated 20 February 2007
- The report from the Board of Directors dated 20 February 2007 pursuant to section 29(2)(ii) of the Danish Public Companies Act with the corresponding statement from the auditors dated 20 February 2007 pursuant to section 29(2)(iii) of the Danish Public Companies Act

25. Information on holdings

Bavarian Nordic does not hold any equity investments that may affect the value of the Company.

II The Offering

1. Persons responsible

An overview of the persons responsible for the Prospectus is given in "Persons responsible" herein.

2. Risk factors

For a description of risk factors in connection with the Offering, see "Risk factors".

3. Key information

Information on cash preparedness

Management believes that the Group's cash preparedness prior to the Rights Issue is sufficient to cover its current requirements until the third quarter of 2007. Many factors have an impact on whether the funds available to the Group are sufficient, including the flow of payments under the expected RFP-3 order, the scientific progress in the Group's research and development programmes, the scope of such programmes, the Group's obligations to existing and new clinical partners, the Group's ability to establish commercial relations and licence arrangements, the Group's investments in non-current assets, market developments and any future acquisitions the Group may make. Thus, the Group may need additional funds and may seek to obtain additional funding by way of equity or debt financing, collaborative agreements with commercial partners, or from other sources.

Equity and indebtedness

The Group's equity as of 31 December 2006 is expected to be DKK 691.4 million, and the Group's long-term borrowings and short-term bank loans are expected to total DKK 262.9 million as of 31 December 2006.

The statement below shows the Group's expected equity and liabilities as of 31 December 2006 and as adjusted for the net proceeds of approximately DKK 443 million from the issue and sale of 1,275,236 New Shares. The table below shows audited comparative figures for the first nine months of the year. Management believes that the information gives a true and fair view in respect of the recently ended financial year.

Out of the Group's borrowings as of 31 December 2006, DKK 202 million is secured by (i) a mortgage on the property Bøgeskovvej 9, Kvistgård, Denmark for DKK 125 million; (ii) a charge on securities held in a custody account for DKK 115 million; and (iii) finance leases for DKK 51 million.

Funding agreements with Nordea Bank Danmark A/S

Nordea Bank Danmark A/S has made construction financing of DKK 68 million and a leasing limit of DKK 51 million available to the Company secured against an owner's mortgage of DKK 75 million on the property at Kvistgård. The credit facility runs until 15 July 2009. Nordea Bank Danmark A/S has also made available an operation credit line, of DKK 20 million. Bavarian Nordic has pledged DKK 80 million of its bond portfolio as security for the loans.

Natural and legal persons' interests in the Rights Issue

Not applicable.

Table 16 – Equity and liabilities as of 31 December 2006

(DKK millions)	As of 30 September 2006 (audited)	As of 31 December 2006 (unaudited)	As of 31 December 2006 (adjusted for the net proceeds)
Equity			
Share capital	63.8	63.8	76.5
Retained earnings	675.8	623.0	623.0
Minorities	(0.3)	4.6	4.6
Total equity	**739.3**	**691.4**	**1,134.8**
Liabilities			
Non-current liabilities	186.9	150.6	150.6
Current liabilities	83.9	112.3	112.3
Total liabilities	**270.8**	**262.9**	**262.9**
Total equity and liabilities	**1,010.1**	**954.3**	**1,397.7**

Reasons for the Offering and use of proceeds

Bavarian Nordic's cash preparedness totalled DKK 238 million at 31 December 2006. Assuming the expected award of the RFP-3 order in the period from the beginning of March until the end of the first half of 2007, Bavarian Nordic has a total financing requirement of DKK 750 million until the end of 2008. Management expects that the net proceeds from the Rights Issue of DKK 443 million combined with expected advance payments from the US authorities, debt financing, proceeds from the exercise of an existing employee warrant programme and the Group's current cash preparedness will be sufficient to fund operations until the end of 2008, after which Bavarian Nordic expects to generate a cash inflow from operating activities.

The Group's financing requirement is partly due to the requirement for working capital to manufacture IMVAMUNE® vaccines until expected payments are received under the RFP-3 order, and partly to the requirement for funding of the Group's other activities in the fields of HIV, cancer, measles, RSV and immunotherapy. Overall, the RFP-3 order is expected to result in a cash outflow totalling DKK 325 million during the period until the end of 2008. Management expects that an EUA will be granted in mid-2008, after which delivery of vaccines can begin, and operations are expected to contribute a cash inflow from late 2008. It is expected that the order will generate revenues to Bavarian Nordic of up to DKK 3 billion. The Group's other activities are expected to generate a cash outflow totalling DKK 425 million during the period from the beginning of 2007 until the end of 2008. This does not include funding of the Group's Phase III clinical trials in the MVA *nef* programme. The Group currently intends to seek external funding of the MVA *nef* programme through a collaborative partner. However, the final decision in this respect will depend on the conditions made by any such collaborative partners.

Revenue and costs in connection with the expected RFP-3 order are in general expected to be distributed on the following line items:

Revenue

- Prepayment of a minor part of the contract sum
- Payments for clinical trials
- Payment for vaccines on delivery
- Reimbursement of certain administrative expenses

Costs

- Production
- Filling of vaccines
- Quality assurance
- Continuation of Phase II and Phase III clinical safety studies
- IT and administration

If, contrary to expectations, Bavarian Nordic is not awarded the RFP-3 order, Management expects that the net proceeds from the Rights Issue combined with the proceeds from the exercise of an existing employee warrant programme and the Group's current cash preparedness will be sufficient to fund operations until the end of 2008. However, in such a situation the Group will depend on additional funding to secure continuing operation beyond that time.

4. Information on the securities offered

Type of security, allocation time and securities codes

Subscription Rights
Subscription Rights will be allocated to Company shareholders who are registered as shareholders with VP Securities Services on 9 March 2007 at 12.30 noon (Copenhagen time). Shares traded after 6 March 2007 at 5.00 pm will be traded ex Subscription Rights. Shareholders will be allocated one (1) Subscription Right for each Existing Share of DKK 10 nominal value held, and five Subscription Rights will entitle a shareholder to subscribe for one New Share of DKK 10 nominal value.

The securities code (ISIN) of the Subscription Rights is DK0060074227.

An application has been submitted for the Subscription Rights to be admitted for trading on the Copenhagen Stock Exchange, and dealings in the Subscription Rights on the Copenhagen Stock Exchange are expected to commence on 7 March 2007 at 9.00 am (Copenhagen time) and close on 20 March 2007 at 5.00 pm (Copenhagen time).

Subscription and registration of the New Shares
The Subscription Period for the New Shares commences on 10 March 2007 at 9.00 am (Copenhagen time) and closes on 23 March 2007 at 5.00 pm (Copenhagen time). The New Shares to be issued by the Company upon exercise of the Subscription Rights, will have a temporary securities code, DK0060074300, and will be of the same class as the Existing Shares. After completion of the Rights Issue, the New Shares will be registered with the Danish Commerce and Companies Register, and the temporary securities code is expected to be admitted for listing on the Copenhagen Stock Exchange on 29 March 2007. As soon as possible thereafter, the securities code of the Existing Shares will be merged with the temporary securities code. The New Shares will then be listed under the securities code of the Existing Shares.

Legal basis for the Rights Issue
The Offering is subject to Danish law. This Prospectus has been prepared in compliance with the standards and requirements of Danish law, including the rules issued by the Copenhagen Stock Exchange and the Danish Financial Supervisory Authority (the "Danish FSA"). Any dispute arising as a result of the Rights Issue shall be brought before the courts of Denmark.

Registration of shares
The shares are issued to bearer, but may be registered by name in the Company's register of shareholders upon request to the holder's custodian institution. All Subscription Rights and New Shares will be delivered in book-entry form on allocation to accounts with VP Securities Services through a Danish bank or other institution authorised as custodian institution for such shares. The address of VP Securities Services is Helgeshøj Allé 61, DK-2630 Taastrup, Denmark. The Subscription Rights and the New Shares will be issued in non-certificated form.

Currency
The Rights Issue will be made and trading in the Subscription Rights and the New Shares will take place in Danish kroner.

Rights attaching to the Subscription Rights and the New Shares

Rights attaching to the Subscription Rights
One New Share in the Company of DKK 10 nominal value may be subscribed for each five Subscription Rights held. It is expected that the Subscription Rights will be traded on the Copenhagen Stock Exchange during the period from 7 March 2007 at 9.00 am (Copenhagen time) through 20 March 2007 at 5.00 pm (Copenhagen time), and they can be exercised to subscribe for New Shares during the period from 10 March 2007 at 9.00 am (Copenhagen time) through 23 March 2007 at 5.00 pm (Copenhagen time). The latter period is the Subscription Period.

Subscription Rights can only be used by exercising a number of Subscription Rights that allows subscription of a whole number of Shares. If a holder of Subscription Rights does not have a sufficient number of Subscription Rights to subscribe for a whole number of New Shares, and the holder wants to subscribe for such shares, the holder must, during the period of trading of Subscription Rights, buy the number of Subscription Rights in the market that is necessary to subscribe for a whole number of Shares in the Company. Such holder may also elect to sell Subscription Rights during the same period.

Subscription Rights that have not been exercised during the Subscription Period will lapse and have no value, and holders of such Subscription Rights will not be entitled to any reimbursement or other compensation. The Subscription Period closes on 23 March 2007 at 5.00 pm (Copenhagen time). New Shares that have not been subscribed by the Company's shareholders by exercise of their pre-emption rights, or by investors pursuant to Subscription Rights acquired, will be allocated to the Joint Underwriters against payment of the Offer price and without any compensation to holders of Subscription Rights.

Rights attaching to the New Shares
No shares in the Company carry any special rights, and the New Shares will have the same pre-emption rights on future capital increases as the Existing Shares and will rank *pari passu* in all respects with the existing share capital when the New Shares have been fully paid up and registered. The New Shares will be eligible for all dividends and other rights in the Company from the date of registration of the capital increase with the Danish Commerce and Companies Agency. The New Shares will be eligible for any dividends payable in respect of the 2006 financial year. However, the Company does not expect to declare any dividend in respect of the 2006 financial year.

Each Share of DKK 10 carries one vote.

The New Shares will be registered in investors' accounts with VP Securities Services against cash payment upon subscription.

In case of liquidation of the Company, the Shareholders are entitled to participate in the distribution of excess assets in proportion to their nominal shareholdings after the Company's creditors have been satisfied.

No shareholder is under an obligation to have his shares redeemed in whole or in part by the Company or any other party other than as provided in the Danish Public Companies Act.

Resolutions, authorisations and approvals of the Rights Issue

The capital increase is carried out pursuant to the authorisation contained in Article 5a of the Company's Articles of Association which stipulates that the Board of Directors is authorised until 30 June 2007 to increase the Company's share capital in one or more issues by up to DKK 20,000,000 nominal value (2,000,000 Shares, each with a nominal value of DKK 10). The share capital may be increased by cash payment or otherwise. If the share capital is increased by cash payment at a subscription price below the market value of the shares, the existing shareholders will have pre-emption rights to subscribe the amount by which the share capital is increased in proportion to their shareholdings. The Board of Directors passed a resolution on 20 February 2007 to exercise part of this authorisation by passing a resolution to increase the share capital by DKK 12,752,360 nominal value ((1,275,236 New Shares, each with a nominal value of DKK 10). After this, DKK 7,247,640 (724,764 Shares of DKK 10) remains of the authorisation.

Expected date of issue of New Shares

On 9 March 2007, shareholders will be allocated one (1) Subscription Right for each Existing Share of DKK 10 nominal value held. Shareholders registered with VP Securities Services on 9 March 2007 at 12.30 noon (Copenhagen time) as shareholders of the Company will be entitled to be allocated Subscription Rights. Shares traded after 6 March 2007 at 5.00 pm will be traded ex Subscription Rights.

The Subscription Period for the New Shares commences on 10 March 2007 and closes on 23 March 2007 (the "Subscription Period"). Upon expiry of the Subscription Period, the right to subscribe for New Shares will lapse, and the Subscription Rights will then become invalid and without any value, and holders of such Subscription Rights will not be entitled to any reimbursement or other compensation. An application has been made for the New Shares in the Company to be listed on the Copenhagen Stock Exchange under a temporary securities code (ISIN DK0060074300), and dealings in the shares are expected to commence on 29 March 2007. As soon as possible thereafter, the securities code of the Existing Shares will be merged with the temporary securities code. The New Shares will then be listed under the securities code of the Existing Shares.

Negotiability of the New Shares

The shares, including the New Shares, are negotiable instruments, and no restrictions apply to the transferability of the shares.

Danish legislation concerning mandatory offers and redemption of shares

The Danish Securities Trading Act includes rules concerning public offers for the acquisition of shares. In the event of a direct or indirect transfer of a shareholding in a company with one or more share classes admitted to listing or trading on a stock exchange or in an authorised market place, a similar regulated market or an alternative market place, the transferee shall, within four weeks after the acquisition, give all the company's shareholders the opportunity to dispose of their shares in the Company on identical terms and conditions if such transfer means that the transferee:

(1) will hold the majority of voting rights in the company;
(2) becomes entitled to appoint or dismiss a majority of the members of the company's board of directors;
(3) becomes entitled to exercise a controlling influence on the company pursuant to the company's articles of association or otherwise upon agreement with the company;
(4) will control the majority of voting rights in the company on the basis of an agreement with other shareholders; or
(5) will be able to exercise a controlling influence over the Company and will hold more than one-third of the voting rights.

Pursuant to section 20b of the Danish Public Companies Act, shares in a company may be redeemed in whole or in part by a shareholder who holds more than nine-tenths of the share capital and a corresponding part of the voting rights in the company. Such redemption can be made by the majority shareholder together with the board of directors by common agreement. Likewise, a minority shareholder may demand to have his shares redeemed by a majority shareholder who holds more than nine-tenths of the share capital.

Similarly, a shareholder who has acquired more than nine-tenths of the share capital and a corresponding part of the voting rights in the company following a tender offer pursuant to section 31 (1) of the Danish Securities Trading Act may redeem the other shareholders, cf. section 20e of the Danish Securities Trading Act. Such redemption can be made by the majority shareholder alone. A minority shareholder is likewise entitled to demand that his/her shares be redeemed by such majority shareholder.

Furthermore, a company's shareholders in general meeting may, subject to certain conditions, adopt a resolution by nine-tenths of the votes cast as well as of the voting share capital represented at the general meeting to insert provisions in the articles of association pursuant to which shareholders may be obliged to allow their shares to be redeemed on the terms and conditions set out in such provisions, cf. section 79 (2) (iii) of the Danish Public Companies Act. As of the Prospectus Date, no such provisions exist in the Company's Articles of Association.

Public takeover offers made by third parties during the past or current financial years

No takeover offers have been made by any third party in respect of the Company's Shares during the past or current calendar years.

Taxation

The following is a summary of material Danish tax considerations relating to the acquisition, possession and sale of Shares for investors who are Danish tax residents and investors who are not Danish tax residents.

The summary does not purport to be an exhaustive description of all of the tax considerations that may be relevant to the acquisition, ownership, or sale of Shares. Investors are responsible for keeping themselves updated on new legislation as well as proposed legislation.

Investors should consult their own tax advisers in order to clarify the tax consequences to them of purchasing, owning, or selling of shares in light of their particular circumstances, including the effect of any state, local, or other national laws.

The summary does not include a description of the tax consequences to professional investors, pension funds, etc. The summary is based on the laws, regulations, court rulings and decisions in effect in Denmark as of the Prospectus Date, all of which are subject to change, in some cases with retroactive effect.

Taxation of investors who are not residents of Denmark

Taxation of dividends

Under Danish law, dividends paid in respect of shares in Denmark are generally subject to Danish withholding tax at the rate of 28%, irrespective of whether the dividends are paid to residents or non-residents of Denmark, and irrespective of whether the shareholder is a private individual or a company. Non-residents of Denmark for tax purposes are not subject to additional Danish income tax in respect of dividends received on shares in Denmark, normally irrespective of whether they hold the shares in connection with a trade or business conducted from a permanent establishment in Denmark.

Non-resident shareholders are normally eligible for a refund of a part of the withholding tax where the shareholders are entitled to claim a reduction of Danish withholding tax under a double taxation treaty. Shareholders who are eligible to claim such reduction and who observe certain specific certification rules may apply to the Danish tax authorities for partial reimbursement of the withholding tax, which will reduce the effective Danish withholding tax rate, normally to 15%. In practice, non-resident shareholders may expect to receive a refund within approximately one month from the date on which the Danish tax authorities receive the claim for refund.

Denmark has concluded income tax conventions with approximately 80 countries, including Switzerland, Norway, Japan, Australia, the United States, certain countries in Africa, Latin America, the Middle East and the Far East and all members of the European Union.

A separate regime for reduction of withholding tax to the applicable tax treaty rate is available to private individuals who are tax residents of the United States, Canada, Germany, the Netherlands, Belgium, Luxembourg, Norway, Sweden, Ireland, Switzerland, Greece and the UK. In order to qualify under this regime, a shareholder must deposit his/her shares with a Danish bank, and the shareholding must be registered and administered by VP Securities Services. In addition, such shareholder must provide certification from the relevant foreign tax authority as to the shareholder's tax residence and eligibility under the relevant treaty. A special form prepared by the Danish tax authorities must be used. The shareholder can agree with the relevant deposit bank that the bank procures the relevant form.

In addition, it may be possible for the company paying dividends or VP Securities Services to enter into an agreement with the Danish tax authorities under which the company will solely be obliged to withhold tax at the rate provided by the relevant double taxation treaty.

No dividend tax is withheld on dividends paid to companies holding 15% or more of the Company's share capital for a consecutive period of not less than one year during which period dividends are distributed. It is a condition, however, that such company is covered by the EU Parent/Subsidiary Directive or a double-taxation treaty between Denmark and the country in which the company is based and that, under the treaty, Denmark must waive or reduce the Danish dividend tax. The ownership requirement will be reduced to 10% for 2009 and onwards.

Capital gains taxation

A non-resident of Denmark for tax purposes will not be subject to Danish tax on any gains realised on the sale or other disposition of the shares, normally irrespective of whether such shareholder holds the shares in connection with a trade or business conducted from a permanent establishment in Denmark.

Taxation of investors who are tax residents of Denmark

Taxation of dividends – private individuals

Investment of excess funds

Dividends paid to investors who are tax residents of Denmark are generally subject to a withholding tax of 28%.

Dividends to private individuals are taxed as share income. In 2007, share income is taxed at the rate of 28% on the first DKK 45,500 (the amount is subject to annual adjustment) and at the rate of 43% on share income exceeding DKK 45,500 (for cohabiting spouses a total of DKK 91,000). Accordingly, provided that the amount of dividends received together with other share income does not exceed DKK 45,500 DKK (for cohabiting spouses a total of DKK 91,000) private individuals do not pay any tax on the dividends beyond the 28% normally withheld by the company.

Investment of pension savings
Private individuals who invest pension savings pay pension return tax at a fixed rate of 15% of the aggregate net return on their pension savings, including dividends. Pension return tax is generally settled by the pension institution and must not be stated on the individual's tax return.

Taxation of dividends – companies
A company which owns less than 15% of the nominal share capital of a company is only taxed on 66% of dividends received. As the Danish corporation tax rate is 28%, this corresponds to an effective tax rate of 18.48%. Subject to additional documentation, the rate of withholding tax can be reduced from 28% to 18.48% for companies which own less than 15% of the shares in a company.

A company which owns more than 15% of the nominal share capital of a company for a period of not less than one year, within which period the dividends are distributed, is not tax on dividends received.

The 15% ownership requirement will be reduced to 10% for 2009 and onwards.

Capital gains tax – private individuals
Investment of excess funds
The rules on taxation of private individuals were changed effective 1 January 2006. Special transition rules apply to shares which were sold on 1 January 2006 or later and which had been acquired on 31 December 2005, at the latest. These rules are not described herein.

Gains from sales of shares acquired after 1 January 2006 are taxed as share income at the rate of 28% on the first DKK 45,500 in 2007 and at the rate of 43% on income exceeding DKK 45,500 (for cohabiting spouses DKK 91,000). The amounts of DKK 45,500 and DKK 91,000 include all share income derived by the individual or married couple respectively.

Losses on listed shares may be offset against the share income for the year on listed shares, including dividends from certain listed shares acquired before 1 January 2006. Any remaining losses may be offset against the share income of a cohabiting spouse according to the same rules. Any unused losses may be carried forward and offset against tax income in future years on listed shares.

If shares have been bought on several occasions, the purchase price in the event of a part sale is made up according to an average purchase price (the average method).

Investment of pension savings
Gains on shares acquired for pension savings are subject to 15% pension return tax. The gains are made up once a year at market price at market value at the balance sheet date, at the difference between the value of the shares at the beginning and the end of the year.

Capital gains taxation – companies
Shares held for less than three years
Gains realised by a company on shares held for less than three years are taxed at the rate of 28%. Losses exceeding tax-exempt dividends received on the shares in question during the period of ownership can be offset against gains from the sale of other shares held for less than three years and can be carried forward without any time restrictions.

Shares held for three years or more
Gains realised by companies on the sale of shares held for three years or more are exempt from tax. Losses are not deductible and cannot be offset against any capital gains.

Determination of period of ownership
If the shares were bought on several occasions, the shares acquired first are deemed to be sold first (the FIFO principle).

Determination of gains/losses
If shares have been bought on several occasions, the purchase price in the event of a part sale is made up according to an average purchase price (the average method).

Share transfer tax
There is no Danish share transfer tax.

5. Terms and conditions of the Offering

Terms of the Offering, subscription ratio, allocation of Subscription Rights and Subscription Period

Shareholders will be allocated one (1) Subscription Right for each Existing Share of DKK 10 nominal value held. Shareholders registered with VP Securities Services on 9 March 2007 at 12.30 noon (Copenhagen time) as shareholders of the Company will be entitled to subscribe for the New Shares.

The Company's shareholders have pre-emption rights to the New Shares at the ratio of 1:5, to the effect that shareholders will be entitled to subscribe for one New Share of DKK 10 for each five Subscription Rights held.

The Subscription Rights will be traded on the Copenhagen Stock Exchange in the period from 7 March 2007 to 20 March 2007, inclusive.

The Subscription Period for the New Shares commences on 10 March 2007 and closes on 23 March 2007.

It is expected that the New Shares will be listed on the Copenhagen Stock Exchange on 29 March 2007. As soon as possible thereafter, the securities code of the Existing Shares will be merged with the temporary securities code. The New Shares will then be listed under the securities code of the Existing Shares.

The Subscription Rights will be delivered in book-entry form on allocation to accounts with VP Securities Services.

The New Shares will be registered in investors' accounts with VP Securities Services against cash payment upon subscription.

Offering and proceeds

The New Shares are offered at DKK 365 per Share of DKK 10, free of brokerage.

The Rights Issue comprises 1,275,236 New Shares of DKK 10, equivalent to DKK 12,752,360 nominal value, with pre-emption rights to the Company's existing shareholders.

The gross proceeds from the Offering will be DKK 465 million.

Expected timetable of principal events

Last day of trading in Existing Shares cum Subscription Rights:	6 March 2007
First day of trading in Existing Shares ex Subscription Rights:	7 March 2007
Trading in Subscription Rights on the Copenhagen Stock Exchange commences:	7 March 2007
Allocation time:	9 March 2007 at 12.30 noon (Copenhagen time) in the computer system of VP Securities Services
Subscription period commences:	10 March 2007
Trading in Subscription Rights ends:	20 March 2007 at 5.00 pm (Copenhagen Time)
Subscription period closes:	23 March 2007 at 5.00 pm (Copenhagen Time)
Announcement of the results of the Rights Issue and registration of New Shares with the Danish Commerce and Companies Agency:	The Company expects to announce the results of the Rights Issue on 28 March 2007
Listing of the New Shares under the temporary securities code:	The Company expects this to take place on 29 March 2007

Underwriting of the Rights Issue

The Rights Issue is planned and managed by FIH PARTNERS A/S and Nordea Bank Danmark A/S as Joint Lead Managers for the Company. Shareholders' instructions that they wish to exercise their Subscription Rights and subscribe for New Shares shall be given to each shareholder's custodian institution.

In connection with the Offering, the Joint Underwriters have signed an Underwriting Agreement with the Company, under which they undertake to subscribe a total of 1,275,236 New Shares, thereby underwriting all the New Shares and the gross proceeds from the Rights Issue of DKK 465 million, subject to certain conditions. The Joint Underwriters have received binding advance commitments from A.J. Aamund A/S, PKA A/S and Fåmandsforeningen LD that they will subscribe for 221,891, 69,000 and 37,562 New Shares respectively by exercising all their respective Subscription Rights. The advance commitments are subject to the Underwriting Agreement not being terminated before the expiry of the Subscription Period and certain extraordinary and/or unpredictable circumstances not having occured.

The Underwriting Agreement between the Joint Underwriters and Bavarian Nordic is dated 20 February 2007 and, pursuant to the Underwriting Agreement, the Joint Underwriters are liable pro rata for the underwriting commitment.

Subject to certain terms and conditions in the Underwriting Agreement being fulfilled, the Joint Underwriters have signed an agreement with the Company to subscribe for any share amounts that have not been subscribed on the basis of Subscription Rights by 23 March 2007 at 5.00 pm (Copenhagen time). Such New Shares will be subscribed for at the Offer Price. The results of the Rights Issue will be announced in an announcement to the Copenhagen Stock Exchange expected to be issued not later than three business days after the expiry of the Subscription Period; expected to be on 28 March 2007.

The Company has made certain representations and warranties to the Joint Lead Managers and the Joint Underwriters. In addition, the Company has undertaken to indemnify the Joint Lead Managers and the Joint Underwriters of certain liabilities in connection with the Rights Issue.

The Joint Lead Managers and the Joint Underwriters and their affiliated companies are engaged in banking activities, stockbroking and trading activities, investment banking activities, investment management and other financial and consulting activities and may act as lenders or provide other services to or comprising, or trade or take positions for their own or customers' accounts, in securities issued by the Company, its affiliated companies or other parties involved in or connected with the Rights Issue.

Nordea Bank Danmark A/S has made banking facilities available to the Company. For an additional description thereof, see "The Offering – Key information"

Termination of the Underwriting Agreement and withdrawal of the Offering

The Joint Underwriters are entitled to terminate the Underwriting Agreement and the Company is entitled to withdraw the Offering if, before trading in the Subscription Rights begins on 7 March 2007 at 9.00 am (Copenhagen time), events occur which, in the opinion of the Joint Underwriters and/or the Company, would make it inadvisable to proceed with the Rights Issue.
The Underwriting Agreement may be terminated by the Joint Underwriters during the period from commencement of trading in the Subscription rights on 7 March 2007 at 9.00 am (Copenhagen time) until the New Shares have been registered with the Danish Commerce and Companies Agency, if certain extraordinary and/or unpredictable circumstances occur, including in the event of (i) force majeure, (ii) the Group being informed, becoming aware or having an expectation that it will not be awarded the RFP-3 order, or (iii) completely extraordinary adverse developments in the equity market.

The Rights Issue will only be completed if all the New Shares are subscribed for by investors or under the Underwriting Agreement. If the Rights Issue is not completed, this would have the effect that investors who have acquired shares (with a view to being granted Subscription Rights), Subscription Rights or New Shares may suffer a loss. If the Rights Issue is not completed, owners of the New Shares will be entitled to reimbursement of the Offer Price, and the New Shares will be cancelled. The value of allocated or acquired Subscription Rights will not be reimbursed.

If the Underwriting Agreement is terminated or the Rights Issue is withdrawn, information thereon will be provided without undue delay in a notice to the Copenhagen Stock Exchange issued by the Company.

Reduction of the subscription

Not applicable.

Minimum and/or maximum subscription amount

In connection with the Offering, the Joint Underwriters have signed an Underwriting Agreement with the Company, under which they undertake to subscribe a total of 1,275,236 New Shares, thereby underwriting all the New Shares and the gross proceeds from the Rights Issue of DKK 465 million, subject to certain conditions. The Joint Underwriters have received binding advance commitments from A.J. Aamund A/S, PKA A/S and Fåmandsforeningen LD that they will subscribe for 221,891, 69,000 and 37,562 New Shares respectively by exercising all their respective Subscription Rights. The advance commitments are subject, *inter alia*, to the Underwriting Agreement not being terminated before the expiry of the Subscription Period.

Withdrawal of applications for Shares

Instructions on exercise of the Subscription Rights are irrevocable.

Payment
On exercise of the Subscription Rights, the owner shall pay DKK 365 per New Share subscribed. Payment for the New Shares shall be made in Danish kroner and shall be made not later than on 28 March 2007 against registration of the New Shares in the investor's account with VP Securities Services. See also "Procedure for exercise and trading of Subscription Rights and handling of Subscription Rights".

Announcement of the results of the Rights Issue
The results of the Rights Issue will be announced in an announcement to the Copenhagen Stock Exchange expected to be issued two business days after the expiry of the Subscription Period; expected to be on 28 March 2007.

Procedure for exercise and trading of Subscription Rights and handling of Subscription Rights
The Subscription Rights are negotiable instruments, which are traded on the Copenhagen Stock Exchange. Holders of Subscription Rights who wish to subscribe for New Shares will be required to do so through their custodian institution. When a holder has exercised its Subscription Rights, such exercise cannot be withdrawn or changed.

After the exercise of the Subscription Rights against payment of the Offer Price, the New Shares will be issued and allocated through VP Securities Services under the temporary securities code DK0060074300. It is expected that the New Shares will be listed on the Copenhagen Stock Exchange on 29 March 2007 following completion of and registration of the Rights Issue with the Danish Commerce and Companies Agency. As soon as possible thereafter, the securities code of the Existing Shares will be merged with the temporary securities code. The New Shares will then be listed under the securities code of the Existing Shares.

Holders who exercise their Subscription Rights will be deemed to have declared that they have observed all current legislation. Custodian institutions which exercise Subscription Rights on behalf of beneficial owners will be deemed to have declared that they have observed the offering procedures set forth in this Prospectus and in the letter with instructions they have received from the Company in connection with the Rights Issue.

Shareholders who do not wish to exercise their Subscription Rights to subscribe for the New Shares may transfer their Subscription Rights, and may be used by the transferee to subscribe for the New Shares. Owners who wish to sell their Subscription Rights must notify their custodian institution thereof.

The Joint Underwriters may from time to time buy and sell Subscription Rights, exercise Subscription Rights and buy and sell the New Shares.

Subscription Rights that have not been exercised during the Subscription Period will lapse and have no value, and holders of such Subscription Rights will not be entitled to any compensation. The Subscription Period closes on 23 March 2007 at 5.00 pm (Copenhagen time). New Shares that have not been subscribed by the Company's shareholders by exercise of their preemption rights or by investors pursuant to Subscription Rights acquired will, against payment of the Offer price and without any reimbursement or other compensation to holders of Subscription Rights, be allocated to the Joint Underwriters.

Jurisdictions in which the Rights Issue will not be made and restrictions relating to the Rights Issue
The distribution of this Prospectus, the allocation of Subscription Rights and the Rights issue may be restricted by law in certain jurisdictions, and this Prospectus may not be used for, or in connection with, any offer to or solicitation by, anyone in any jurisdiction in which such offer or solicitation is not authorised or to any persons to whom it is unlawful to make such offer or solicitation. This Prospectus does not constitute an offer or a solicitation to buy Subscription Rights or to subscribe for New Shares in any jurisdiction where such an offer or solicitation is unlawful. The Company and the Joint Lead Managers require persons into whose possession this Prospectus may come to inform themselves of and observe such restrictions. Neither the Company nor the Joint Lead Managers assume any legal responsibility for any violation of these restrictions by any person, irrespective of whether such person is a potential purchaser of the New Shares.

In relation to the individual member states of the European Economic Area (the "EEA") which have implemented the Prospectus Directive (each a "Relevant Member State") the Joint Lead Managers have declared and accepted that, with effect from the date of implementation of the Prospectus Directive in the Relevant Member State (the "Relevant Implementation Date"), they have not made and will not make any offering of Subscription Rights or New Shares to the public in such Relevant Member State prior to the publication of a prospectus concerning the New Stares which has been approved by the competent authority in such Relevant Member State or, where relevant, approved in another Relevant Member State and notified to the competent authority in such Relevant Member State pursuant to the Prospectus Directive. With effect from and including the Relevant Implementation Date, offerings of Subscription Rights or New Shares may, however, be made to the public in such Relevant Member State:

(a) to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
(b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43 million; and (3) an annual net turnover of more than EUR 50 million, as shown in its latest annual or consolidated accounts;
(c) to less than 100 individuals or legal persons per country within the EU/EEA who are not qualified investors (as defined in the Prospectus Directive); and
(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an "offering of Subscription Rights and New Shares to the public" in relation to Subscription Rights or New Shares in a Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering, the Subscription Rights and the New Shares so as to enable investors to decide to purchase Subscription Rights or subscribe for the New Shares as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the "Prospectus Directive" means directive 2003/71/EC and comprises all relevant implementation procedures in each Relevant Member State.

As the Company may have more than 100 shareholders in the United Kingdom and Luxembourg respectively, the financial supervisory authorities of the United Kingdom and Luxembourg respectively have been notified of this Prospectus in compliance with the Prospectus Directive, so that shareholders who are residents of the United Kingdom and Luxembourg may buy and sell Shares and Subscription Rights and exercise Subscription Rights in connection with the Offering.

Important Information for U.S. residents

This Rights Issue is made to persons resident in the United States only to the extent such persons are holders of Existing Shares, whether directly or through a nominee.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933 as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Subscription Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

This Rights Issue is made for the securities of a company organised in Denmark. The offer is subject to Danish disclosure requirements, which are different from those of the United States. Financial statements included in the document, if any, have been pre-pared in accordance with International Financial Reporting Standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Bavarian Nordic A/S is located in Denmark and some or all of its officers and directors may be residents of Denmark. You may not be able to sue a non-US company or its officers or directors in a non-US court for the violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Intentions of major shareholders and the Board of Directors to participate in the Rights Issue

In connection with the Rights Issue, the Joint Underwriters have received binding advance commitments from A.J. Aamund A/S, PKA A/S and Fåmandsforeningen LD that they will subscribe for 221,891, 69,000 and 37,562 New Shares respectively by exercising all their respective Subscription Rights. The advance commitments are subject, *inter alia*, to the Underwriting Agreement not being terminated before the expiry of the Subscription Period.

Information on advance allocation

Not applicable.

Information on over-allotment

Not applicable.

Offer Price

All the New Shares are offered at DKK 365 per Share of DKK 10 nominal value, free of brokerage, for each five Subscription Rights held.

Price difference

Not applicable.

6. Listing

Admission for listing

The Existing Shares are listed on the Copenhagen Stock Exchange.

An application has been made for the Subscription Rights to be listed on the Copenhagen Stock Exchange, and trading is expected to commence on 7 March 2007.

It is expected that the New Shares will be listed on the Copenhagen Stock Exchange on 29 March 2007. As soon as possible thereafter, the securities code of the Existing Shares will be merged with the temporary securities code. The New Shares will then be listed under the securities code of the Existing Shares.

Market maker agreements

The Company does not have any market maker agreement.

Stabilisation

Not applicable.

7. Lock-up agreements

Pursuant to the Underwriting Agreement, the Company has undertaken to issue the Subscription Rights and the New Shares. The Company has agreed with the Joint Underwriters that, for a period of 360 days after the completion of the Rights Issue, the Company will not issue, offer, sell, contract to sell, grant any option to purchase or otherwise dispose, directly or indirectly, of any shares or securities convertible into shares in the Company or warrants or other rights to purchase or receive shares in the Company without the written consent of the Joint Underwriters (such consent not to be unreasonably withheld). However, the above agreement does not include shares and warrants comprised by any incentive plan for the Company's Management, employees of the Company or its subsidiaries, including consultants and the Board of Directors, nor does it include shares and warrants issued to collaborative partners in connection with the signing of agreements with such parties.

8. Expenses relating to the Rights Issue

The gross proceeds on completion of the Rights Issue will be DKK 465 million.

The expenses for the Rights Issue, exclusive of VAT, are expected to total:

(DKK millions)	Expenses
Financial intermediaries	18.6
Printing and layout	0.4
Advertising etc.	0.3
Fees to legal advisers and auditors	2.5
Other expenses	0.3
Total expenses	22.0

No commission is payable to custodian institutions. No person will receive any special fee in connection with the Rights Issue.

The net proceeds from the Rights Issue are expected to be DKK 443 million after deduction of the expected expenses relating to the Rights Issue.

9. Dilution

As of 31 December 2006, the Company had a share capital of DKK 63,761,800 nominal value consisting of 6,376,180 shares of DKK 10 nominal value. As a result of the issuance of 1,275,236 New Shares at the Offer price of DKK 365, the Company's existing shareholders' percentage of ownership may be reduced. If the existing shareholders completely refrain from exercising the Subscription Rights allocated, they will be diluted by 16.7%. If the existing shareholders elect to partially exercise the Subscription Rights allocated, the rate of dilution will be between 0 and 16.7%. If the existing shareholders exercise their Subscription Rights in full, they will not be diluted.

The table below shows an example of the dilution that would occur if an existing shareholder elects to exercise all the Subscription Rights allocated, half of the Subscription Rights allocated or, if such shareholder elects not to exercise any of the Subscription Rights under the given terms and conditions of the Rights Issue.

The dilution has been calculated as the percentage difference between each shareholder's percentage of ownership before and after the Rights Issue.

Additional dilution will occur in connection with future exercise of warrants. In that connection, it should be noted that on completion of the Rights Issue, the number of warrants will be increased and the exercise price will be reduced, as the Offer Price is lower than the market price of the Company's Shares. See "Additional information – Warrants" for a further description of the outstanding warrants.

Table 17 – Example of dilution on exercise of Subscription Rights

	100% exercise	50% exercise	0% exercise
Number of existing shares	24,000	24,000	24,000
Existing ownership interest	0.3764%	0.3764%	0.3764%
Subscription Rights allocated	24,000	24,000	24,000
Subscription Rights exercised	24,000	12,000	0
Number of shares after exercise of Subscription Rights	28,800	26,400	24,000
Ownership interest after exercise of Subscription Rights	0.3764%	0.3450%	0.3137%
Total dilution	**0.0%**	**8.3%**	**16.7%**

10. Further information

Legal adviser to the Company as to Danish law:
Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen Ø, Denmark

Auditor for the Company:
Deloitte
Weidekampsgade 6
DK-2300 Copenhagen S, Denmark

Legal adviser to FIH PARTNERS A/S,
FIH ERHVERVSBANK A/S and
Nordea Bank Danmark A/S as to Danish law:
Bech-Bruun
Langelinie Allé 35
DK-2100 Copenhagen Ø, Denmark

Joint Lead Managers:
FIH PARTNERS A/S
Langelinie Allé 43
DK-2100 Copenhagen Ø, Denmark
and
Nordea Bank Danmark A/S
Strandgade 3
DK-1401 Copenhagen C, Denmark

Joint Underwriters:
FIH ERHVERVSBANK A/S
Langelinie Allé 43
DK-2100 Copenhagen Ø, Denmark
and
Nordea Bank Danmark A/S
Strandgade 3
DK-1401 Copenhagen C, Denmark

III Appendix

1. Extract of Articles of Association of Bavarian Nordic A/S

The appendices to the Articles of Association of Bavarian Nordic A/S have been left out. These appendices are available for inspection at the Company's head office at Bøgeskovvej 9, DK-3490 Kvistgård, Denmark, at FIH PARTNERS A/S, Langelinie Alle 42, DK-2100 Copenhagen Ø, Denmark, and at Nordea Bank Danmark A/S, Strandgade 3, 1401 Copenhagen C, Denmark (copies available on request):

Articles of Association of Bavarian Nordic A/S

CVR no. 16271187

Name, registered office and objects of the company

Article 1
The name of the company is Bavarian Nordic A/S ("the Company").

Article 2
The registered office of the Company will be situated in the Municipality of Helsingør.

Article 3
The objects for which the Company has been established is to carry on research, trade, manufacture and any other related activities, primarily within the pharmaceutical industry.

The Company's share capital

Article 4
The Company's share capital amounts to DKK 63,761,800.00, in words Sixtythreemillion¬andsevenhundred¬andsixtyonethousand andeighthundred 00/100 Danish kroner, divided into shares in the denomination of DKK 10 and multiples thereof. The share capital has been paid up in full.

Authorisation to increase the capital stock

Article 5a
For the period ending on 30 June 2007, the Board of Directors shall be authorised to increase the Company's share capital in one or more issues with a total of nominally DKK 20,000,000 (2,000,000 shares of DKK 10).

The share capital may be increased by cash payment or in other ways. If the share capital is increased by a cash payment at a subscription price below the value of the shares, the existing shareholders shall have pre-emption right to subscribe for the amount by which the share capital is increased, proportional to their shareholdings. If the share capital is increased by a cash payment other than in the situations mentioned in this Article 5a, subsection 2 or in other ways, such as by conversion of debts or in payment of a contribution in kind, the Company's existing shareholders shall not have pre-emption right. If the share capital is increased in other ways, the provisions of section 33 of the Danish Companies Act shall apply, and the subscription price or the value of the shares issued shall be fixed by the Board of Directors within the framework of the mandatory provisions under the Danish Companies Act, including sections 79 and 80 of the Act.

Terms and conditions of the subscription for shares shall be determined by the Board of Directors.

The new shares shall be negotiable instruments and shall be issued to bearer but they may be registered in the bearer's name in the company's register of shareholders. No restrictions shall apply to the transferability of the new shares, and no shareholder shall be obliged to have his shares redeemed – in whole or in part. The shares shall carry the right to dividend as from the date fixed by the Board of Directors but not later than the first financial year following the capital increase.

Article 5b
During the period ending 1 May 2008, the company may issue up to 25,000 warrants, in one or more portions on resolution of the Board of Directors. The warrants may be issued to corporate management, employees in the company or its subsidiaries, including to consultants and the company's Board of Directors, for the subscription of up to shares of a nominal value of DKK 250,000 by cash contribution at a rate and on terms established by the Board of Directors. Notwithstanding the foregoing, the issuances of warrants to members of the Board of Directors may not exceed a nominal value of DKK 0. Holders of warrants shall have pre-emption right to subscribe to the shares, issued based on the warrants, meaning that the pre-emption rights to subscribe to warrants and new shares for existing shareholders' are deviated.

As a consequence of the exercise of awarded warrants, the Board of Directors is authorised during the period until 26 April 2010 to increase the share capital by a nominal value of DKK 250,000 in one or more portions on resolution of the Board of Directors by cash contribution at a rate and on other terms established by the Board of Directors without pre-emption rights to subscribe for existing shareholders.

The new shares issued based on warrants shall have the same rights according to the Articles of Association as existing shares. The new shares shall be negotiable and be issued to the bearer, but may be registered in the company's Stock Register. No restrictions in the transferability of the new shares shall apply and no shareholder shall be obliged to allow for their shares to be redeemed. The new shares shall be eligible for dividends from the time of subscription

This Article 5b is replacing a former authorisation for the board, which has been partly exercised cf. Articles 5c, 5d and 5e and Appendix 1, 2 and 3. This Article 5b is amended a consequence of the Board of Directors' partly exercise of the authority provided for herein, cf. Article 5f.

Article 5c
In accordance with authorization given at the company's ordinary General Meeting held on 29 April 2003 the board has partly exercised the authority provided in the former Article 5b and have issued 164,660 warrants, providing the right to subscribe to a maximum of 164,660 shares, each with a nominal value of DKK 10 (a total nominal value of 1,646,600), at a rate of DKK 299 per share of DKK 10, and with an exercise period 18 April 2007 to 2 May 2007. The board has been awarded warrants, providing the right to subscribe to a maximum of 21,592 shares, each with a nominal value of DKK 10 (a total value of DKK 215,920. The enclosed Appendix 1 to the Articles of Association – "Boards decision concerning warrants" describes the details of the warrant programme.

For the purpose of the exercise of the warrants and the related increase of the company's share capital the board is authorized to increase the share capital in the period until 28 April 2008 with a maximum of nominal DKK 1,646,660 by cash payment at a price of DKK 299 per share of nominal DKK 10. The details of the issue are specified by the Board according to Appendix 1 to the Articles of Association.

Authorized by Section 4,5 in Appendix 1 to the Articles of Association this Article 5c is amended by board resolution of 26 October 2005, in which the Board of Directors adopted an amendment to the number of issued warrants and the exercise rate thereto. The resolution was adopted as a consequence of an increase of the company's share capital, cf. amendment to Articles of Association of 19 May 2005.

Article 5d
In accordance with authorization given at the company's ordinary General Meeting held on 29 April 2003 the board has partly exercised the authority provided in the former Article 5b and have issued 8,097 warrants, providing the right to subscribe to a maximum of 8,097 shares, each with a nominal value of DKK 10 (a total nominal value of DKK 80,970), at a rate of DKK 461 per share, each with a nominal value of DKK 10, and with an exercise period 18 April 2007 to 2 May 2007. The enclosed Appendix 2 to the Articles of Association – "Boards decision concerning warrants" describes the details of the warrant programme.

For the purpose of the exercise of the warrants and the related increase of the company's share capital the board is authorized to increase the share capital in the period until 28 April 2008 with a maximum of nominal DKK 80,970 by cash payment at a price of DKK 461 per share of nominal DKK 10. The details of the issue are specified by the Board according to Appendix 2 to the Articles of Association.

Authorized by Section 4,5 in Appendix 2 to the Articles of Association this Article 5d is amended by board resolution of 26 October 2005, in which the Board of Directors adopted an amendment to the number of issued warrants and the exercise rate thereto. The resolution was adopted as a consequence of an increase of the company's share capital, cf. amendment to Articles of Association of 19 May 2005.

Article 5e
In accordance with authorization given at the company's ordinary General Meeting held on 29 April 2003 the board has partly exercised the authority provided in the former Article 5b and have issued 3,239 warrants, providing the right to subscribe to a maximum of 3,239 shares, each with a nominal value of DKK 10 (a total nominal value of DKK 32,390), at a rate of DKK 623 per share, each with a nominal value of DKK 10, and with an exercise period 18 April 2007 to 2 May 2007. The enclosed Appendix 3 to the Articles of Association – "Boards decision concerning warrants" describes the details of the warrant programme.

For the purpose of the exercise of the warrants and the related increase of the company's share capital the board is authorized to increase the share capital in one or more portions in the period until 28 April 2008 with a maximum of nominal DKK 32,390 by cash payment at a price of DKK 623 per share of nominal DKK 10. The details of the issue are specified by the Board according to Appendix 3 to the Articles of Association.

Authorized by Section 5,5 in Appendix 3 to the Articles of Association this Article 5e is amended by board resolution of 26 October 2005, in which the Board of Directors adopted an amendment to the number of issued warrants and the exercise rate thereto. The resolution was adopted as a consequence of an increase of the company's share capital, cf. amendment to Articles of Association of 19 May 2005.

Article 5f
In accordance with authorization for the Board of Directors in article 5b the board has partly exercised the authority provided for article 5b and have issued 175,000 warrants, providing the right to subscribe to a maximum of 175,000 shares, each with a nominal value of DKK 10 (a total nominal value of 1,750,000), at a rate of DKK 572 per share of DKK 10.

Subscription for shares according to the awarded warrants can be made, wholly or partly in periods of 14 days commencing from the day of publication of the company's Quarterly Report for the third quarter in the year of 2009; and in periods of 14 days commencing from the day of publication of the company's Annual Results in the year of 2010. Warrants, which are not exercised used in the first subscription period, can be exercised in the second subscription period, however no later than 15 April 2010.

The existing shareholders shall not have pre-emptive right for the warrants.

The warrants can not be assigned or placed as collateral by the warrant holder to third party.

New shares as shall be subscribed for in accordance with the warrant shall have the same rights as existing shares pursuant to the Articles of Association, according to which new shares shall be negotiable securities and shall be issued to the holder but can be registered by name in the company's register of shareholders. No limitations in the negotiability of the new shares shall apply, and no duty for redemption shall be attached hereto. From the time of subscription, shares shall bear the right to dividends.

If a decision is made before exercise of the warrants concerning sale of a majority of the shares in the company, which means transfer of more than 50% of the company's Share Capital to third party (who may be a share holder in the company), the Board of Directors can decide:

that the warrant holder, wholly or partly shall exercise all awarded warrants, regardless of whether vested or not and transfer the shares on the same terms and conditions as the other transferring shareholders (or renounce to do so, in which case the warrants shall lapse).

that the warrant holder shall keep the awarded warrants on the terms and conditions set out herein.

If a decision is made before exercise of the warrants concerning dissolution of the company, including by merger or de-merger, the Board of Directors can decide:

that the warrant holder, wholly or partly shall exercise all awarded warrants, regardless of whether vested or not and transfer the shares on the same terms and conditions as the other transferring shareholders (or renounce to do so, in which case the warrants shall lapse).

that the warrant holder shall keep the awarded warrants on the terms and conditions set out herein.

If a decision is made before exercise of the warrants concerning increase of capital, issue of warrants, convertible debt instrument or the like, by the means of which the shares can be subscribed for a value not lower than the market value, it shall not affect the terms and conditions for the exercise of the warrants.

If a decision is made before exercise of the warrants concerning 1) increase of capital, issue of warrants, convertible debt instrument of the like, except to employees or board members of the company and its subsidiaries, by the means of which the shares can be subscribed to a value lower that the market value, 2) if the company implements a reduction of capital for coverage of deficit or 3) implements a reduction of capital in the company with payment to the share holders and this change involves a reduction or increase of the potential possibly profit according tothe warrants, the subscription price hereof shall be regulated and the amounts of shares, which can be subscribed by exercise the warrants, so that the potential profit of the warrants will remain unchanged.

As a consequence of the exercise of awarded warrants, the Board of Directors is authorised during the period until 26 April 2010, cf. article 5b of the Articles of Association, to increase the share capital by a nominal value of DKK 1,750,000 in one or more portions on resolution of the Board of Directors by cash payment at a price of DKK 572 per share of nominal DKK 10. The details and terms for the issuance of shares shall be established by the Board of Directors.

Shares

Article 6
All shares shall be issued to bearer, but may be recorded in the name of the holder in the Company's Stock register. The shares shall be negotiable instruments and there shall be no restrictions as to their transferability.

Article 7
No share shall confer any special rights upon the holder, and no shareholder shall be obligated to have his shares redeemed, whether in whole or in part, by the Company or by any other party.

Article 8
As resolved by the Board of Directors, the Company's Stock Register may be kept either by the appropriate officer of the Company, or by a secretary outside the Company to be designated by the Board of Directors. The Company's Stock Register is kept by Nordea Issuer Service, 0900 Copenhagen C."

Article 9
Share certificates may be declared null and void without a prior court order in accordance with the statutory rules applying from time to time to the annulment of negotiable instruments.

General meetings

Article 10
Within the framework laid down by statute and these Articles of Association, the shareholders at the General Meeting shall give general supervision and direction to all corporate affairs.

General Meetings shall be held in the municipality in which the Company's registered office is situated, or in the Greater Copenhagen area.

General Meetings shall be convened by the Board of Directors giving not less than 14 days nor more than four weeks' notice.

Meetings shall be convened by publication in two leading newspapers. Furthermore, a written notice convening the annual meeting shall be sent to all shareholders of record who have so requested.

The convening notice shall contain the agenda of the relevant General Meeting. If any proposals are to be considered at the General Meeting, the adoption of which is subject to a special majority, then this fact shall be emphasized in the convening notice and the essentials of the relevant proposal shall be reproduced in it.

During the last eight days prior to each General Meeting, the agenda and the complete proposals to be considered at the General Meeting, and with respect to the Annual General Meeting moreover the audited annual report with the audit report, shall be available for the inspection of shareholders at the Company's offices. At the same time, copies of this material shall be circulated to all shareholders of record.

Article 11
Any shareholder shall be entitled to attend each annual and special meeting, provided that he has requested an admission card from the Company's offices no later than five days prior to the pertinent meeting. His capacity as a shareholder shall be documented by his title having already been entered in the Company's Stock Register, or against presentation of the appropriate documentation from the shareholder's bank, such documentation not to have been issued more than 14 days prior to the time when the shareholder requests an admission card. In addition, in order to receive an admission card a shareholder must issue a statement in writing to the effect that the shares have not, or will not, be transferred to any third parties prior to the pertinent general meeting. The shareholder may attend in person or be represented by proxy, and a shareholder shall be entitled to attend together with an advisor.

The voting right can be exercised according to an instrument of proxy issued to a person who need not be a shareholder in the Company. Unless containing a provision to the contrary, instruments of proxy shall be deemed to be in force until revoked in writing by notification to the Company. However, instruments of proxy may not be issued for a period of more than 12 months.

Article 12
The ordinary general meeting shall be held in time to allow for the audited and approved annual report to be received in the Danish Commerce and Companies Agency no later than 4 months after the end of the financial year.

The agenda of the Annual General Meeting shall contain the following business:

1) The Directors' report on the Company's activities in the past year.
2) The presentation of the annual report for adoption.
3) A proposal from the Board of Directors regarding the application of profit or covering of loss pursuant to the annual report as adopted.
4) A resolution for ratification of the acts of the Board of Directors and the Board of Management.
5) Election of members to the Board of Directors.
6) Election of auditors.
7) Any proposals from the Board of Directors or shareholders, including proposals authorizing the Company to acquire shares of Company stock.

Any proposals from shareholders for consideration at the Annual General Meeting must be lodged with the Company no later than two months after the end of the financial year.

Article 13
Extraordinary General Meetings shall be held as directed by the shareholders at the General Meeting, the Board of Directors or an auditor, or when requested by shareholders holding in the aggregate not less than 1/10 of the share capital. The request from the shareholders shall be lodged with the Board of Directors and must contain a specification of the business desired to be considered at the General Meeting. The General Meeting shall be convened no later than 14 days after the appropriate request having reached the Board of Directors.

Article 14
A chairman appointed by the Board of Directors shall preside over the General Meeting.

The Chairman thus appointed shall officiate at the General Meeting and shall settle all matters relating to the transaction of business.

Minutes of the proceedings at a General Meeting shall be entered in a Minute Book, such minutes to be signed by the Chairman and all members of the Board of Directors present at the General Meeting.

No later than 14 days after a General Meeting, the Minute Book or a certified copy of the appropriate entries shall be available for the inspection of shareholders at the Company's offices, and a copy thereof shall be sent to all shareholders who have so requested in writing.

Voting rights

Article 15
Each share amount of DKK 10 shall give one vote at General Meetings. Shareholders who have acquired shares by transfer may not exercise the voting right on the relevant shares unless such shares have already been entered in the Company's Stock Register, or the shareholder has filed notification and substantiated his acquisition prior to the time when the relevant general meeting is convened. Even where the voting right cannot be exercised, the shareholding transferred shall nevertheless be deemed represented at the relevant general meeting if the shares have been entered in the Stock Register prior to the general meeting, or the shareholder has filed notification of his acquisition and proved his title.

Article 16
All resolutions put to the vote of shareholders at General Meetings shall be subject to adoption by a simple majority of votes, unless the Danish Companies Act or these Articles of Association prescribe special rules regarding representation and majority.

Unless a greater majority or unanimity is required pursuant to legislation, the adoption of resolutions regarding amendment of these Articles of Association, the dissolution of the Company or its merger or amalgamation with another company or business is subject to such resolution being adopted by not less than 2/3 of all the votes cast as well as of the votes represented at the relevant General Meeting, and to not less than 50% of the share capital being represented at the General Meeting in question. In case less than half of the share capital is represented at the general meeting, but the resolution is passed by at least 2/3 of the votes cast as well as of the votes represented at the general meeting, the resolution may at a new general meeting called within 14 days after the date of the preceding general meeting be passed by 2/3 of the votes cast as well as of the votes represented.

Board of Directors and Board of Management

Article 17
The Company shall be managed by a Board of Directors of not less than three nor more than six members to be elected for one year at a time by the shareholders at the General Meeting. Retiring Directors shall be eligible for re-election. In addition, such members that are to be elected pursuant to the statutory rules regarding representation of the employees on the Board of Directors shall be elected as well.

The shareholders at the General Meeting shall determine the remuneration of Directors.

Article 18
Minutes shall be taken of all proceedings at Board Meetings. Such minutes shall be signed by all Directors in attendance at the relevant Board Meeting.

The Board of Directors shall elect its own chairman and deputy chairman.

The Board of Directors may grant powers of procuration to individuals to sign singly or collectively.

In addition, the Board of Directors shall lay down more specific Rules of Procedure regarding the discharge of its duties.

The Board of Directors shall appoint a Board of Management.

Binding signatures

Article 19
The Company shall be bound in legal transactions by the joint signatures of the Chairman of the Board of Directors and that of either any one member of the Board of Management or any two members of the Board of Directors, or by the joint signatures of any two members of the Board of Directors and any member of the Board of Management.

Auditors

Article 20
The Company's annual report shall be audited by one or two Danish state-authorized public accountants elected by the shareholders at the General Meeting.

Auditors shall be elected for a term of one year at a time. Retiring auditors shall be eligible for re-election.

Accounts

Article 21
The Company's financial year shall coincide with the calendar year.

The Annual Report and group report shall be prepared pursuant to the applicable legislation regarding the presentation of Annual Reports and the international standards in accordance with the IFRS Regulation.

2. Glossary and definitions

Glossary

AIDS	Acquired immunodeficiency syndrome.
Antibody	A compound, specific for a certain antigen, produced by the immune system. Antibodies combat antigens and assist other parts of the immune system in recognising antigens.
Antigen	A compound that can induce an immune response in animals or humans.
Atopic disorders	Diseases such as atopic dermatitis, allergy and hay fever.
B-cell lymphoma	Cancer type occurring in the B-cells of the lymphatic system.
CEF-cells	Chicken embryo fibroblast cells.
Clinical trials	Tests in humans of drugs under development.
Deletion sites	Areas of the DNA sequence fallen out due to growth passages in CEF cells.
Dendritic cells	Immune cells formed by monocytes such as Langerhans cells.
Dengue fever	Disease caused by a virus belonging to the flavivirus family, dengue us.
DNA plasmid	Small, circular, double-stringed DNA.
Elstree-BN®	Second-generation vaccinia smallpox vaccine. Developed from a generic virus strain.
Endemic	Occurring naturally in a particular area or especially associated with a particular area.
Fast track	Designation awarded by the FDA to drugs under development for which a serious emand is deemed to exist.
First-generation smallpox vaccine	Replicating vaccinia virus produced in animals.
Gene	DNA sequence encoding a protein.
Gene therapy	The transfer of genes to a patient with a resulting therapeutic effect.
GMP	Good Manufacturing Practice. Production according to approved quality standards.
HAART	Highly Active Anti-Retroviral Therapy.
HER-2-Neu	Protein overexpressed by many breast cancer cells, among others.
HIV	Human Immunodeficiency Virus. Retrovirus that causes AIDS in humans.
Humoral immune response	Antibody-mediated immune response.
Immunogenicity	The ability to invoke an immune response.

Immunotherapy	Common description for therapeutic forms that exploit the immune system or its components to combat disease.
IMVAMUNE®	Bavarian Nordic's patented third-generation smallpox vaccine based on MVA-BN®.
JEV	Japanese Encephalitis Vaccine.
Lister-Elstree	First-generation smallpox vaccine.
Measles	Infectious disease based on measles virus.
Melanoma	Birthmark.
MVA	Modified Vaccinia Ankara strain.
MVA-BN®	Bavarian Nordic's patented MVA-based vaccine vector.
MVA *nef*	HIV vaccine expressing the HIV nef protein in recombinant MVA virus.
MVA-BN® JEV	Vaccine against JEV based on recombinant MVA-BN® vaccine expressing PreME proteins of JEV.
MVA-BN® *polytope*	Vaccine against HIV based on recombinant MVA-BN® vaccine expressing an HIV *polytope.*
MVA-BN® *multiantigen*	Vaccine against HIV based on recombinant MVA-BN® vaccine expressing 8 whole or truncated HIV proteins.
Nef	Protein produced by HIV virus.
Orthopox virus	Group of smallpox viruses.
Passages	In connection with the development of MVA, the number of times an MVA virus has been grown on the medium and harvested after growth.
Pathogen	An organism that causes disease.
Phase I	Clinical trial with the purpose of evaluating the safety of a trial product and estimate how the product is tolerated and metabolised in the human body. Usually performed in a small group of healthy individuals.
Phase I/II	Clinical trial with the purpose of evaluating the safety of a trial product and estimate how the product is tolerated and metabolised in patients with the relevant disease. The trials are performed with patients because the nature of the trial products excludes the possibility of performing safety studies to be performed in healthy individuals. In addition, it is possible to obtain early information about the efficacy of the trial product.
Phase II	Clinical trial with the purpose of evaluating the efficacy of a trial product in a limited number of patiens with the relevant disease. These studies are often double-blind, which means that neither the physician nor the patient know whether the patient is treated with the trial product, placebo (inactive substance) or an already existing treatment.

Phase III:	Clinical trial with the purpose of evaluating the efficacy and safety of a trial product in a large number of patients suffering from the relevant disease and in which the new treatment is usually compared with already existing treatment alternatives. These studies are double-blind, which means that neither the physician nor the patient know whether the patient is treated with the trial product, placebo (inactive substance) or an already existing treatment.
Preclinical study	A study encompassing in vitro and in vivo screening, pharmacokinetics and toxicology which are necessary prior to the administration of a therapeutic agent to humans.
Prophylactic vaccination	Vaccination for the prevention of disease.
Pro-oncogene	Organism or molecule participating in the carcinogenic process.
Recombinant	Genetic information that is constructed or modified. This can be performed in a natural process or in a laboratory as a result of genetic engineering. A vector based vaccine is an example of a recombinant organism.
RFP	Request for Proposal.
RFP-1	Tender for the development of a smallpox vaccine based on Modified Vaccinia Ankara (MVA).
RFP-2	Tender for the production, filling and release of 500,000 doses of smallpox vaccine based on MVA, with a further option for the supply of 2.5 million doses and validation of preclinical efficacy models and clinical studies in more than 2,000 individuals for each contracting party.
RFP-3	In August 2005, the US authorities invited tenders for the development programme concerning an MVA smallpox vaccine (RFP-3). The US authorities have allocated up to approximately USD 900 million to purchase up to approximately 80 million doses of an MVA-based vaccine such as IMVAMUNE® and earmarked approximately USD 1 billion in additional funds to maintain the stocks and the infrastructure during the period after delivery. RFP-3 is a continuation of the process that was initiated with RFP-1 and RFP-2.
Rituxan	Product developed by Genentech and Biogen Idec. for the treatment of cancer in B-cells.
RSV	Respiratory Syncytial Virus
Second-generations mallpox vaccine	Replicating vaccinia virus produced in cell cultures.
Self-antigen	Antigen that is activated against natural proteins in the body.
SIV	Simian Immunodeficiency Virus.
Smallpox virus	Large DNA virus belonging to the orthopox family, which includes variola major (human smallpox), cowpox, vaccinia virus, mousepox and monkeypox.
SPF	Specific Pathogene Fee eggs are laid by selected chicken strains that are kept disease-free and un-vaccinated. The chicken flock is regularly examined for a number of microbiological diseases that may be caused by virus, virus bacteria or other microorganisms.
Stand-alone vaccine	In connection with MVA-BN®-based vaccine; vaccine administered as MVA-BN® prime-boost without the use of adjuvants.

T-cell immune response	Immune response induced by killer T-cells and helper T-cells, also known as cell-mediated immune response.
Therapeutic vaccination	Vaccination of a subject who already suffers from a disease in order to achieve a therapeutic effect.
Third-generation smallpox vaccine	Vaccinia virus produced in cell cultures which is unable to replicate. In their RFP programme, the US authorities have defined that a third-generation smallpox vaccine must be based on MVA virus.
Transgene	Gene or genetic material transferred from one organism to another.
Truncated	With respect to proteins: a shortened protein.
Vaccine vector	Virus, bacterium or DNA plasmid transmitting an antigen to the vaccinated organism.
Vaccinia virus	Smallpox virus used for vaccination against smallpox.
Vector	In the field of vaccination: A transmitter of antigens to the individuals that r quire vaccination.
Virus	Particle that uses the host organism to replicate.

Definitions

A.M. Best	A.M. Best Company Inc. is a US-based insurance and credit rating organisation approved by U.S. Securities and Exchange Commission as a so-called Nationally Recognized Statistical Rating Organization.
Acambis	Acambis Plc or Acambis Inc.
Allocation time	The time of allocation of Subscription Rights to shareholders who are registered as shareholders of Bavarian Nordic A/S on 9 March 2007 at 12.30 noon (Copenhagen time).
Bavarian Nordic	Bavarian Nordic A/S, together with its subsidiaries, also referred to as the Group.
Bavarian Nordic A/S	The parent company of the Bavarian Nordic Group.
Bavarian Nordic GmbH	Bavarian Nordic's German subsidiary.
Bavarian Nordic Holding Inc.	Bavarian Nordic's US holding company.
Bavarian Nordic Inc.	Bavarian Nordic's operative subsidiary in Washington DC, which engages in lobbyism and is owned by Bavarian Nordic Holding Inc.
BLA	Biologic License Application, an application for registration of a biologically-based drug.
Board of Directors	The board of directors of Bavarian Nordic A/S.
BN ImmunoTherapeutics	BN ImmunoTherapeutics Inc. is Bavarian Nordic's operative US subsidiary, which engages in cancer research and is owned by Bavarian Nordic Holding Inc.
CDC	Center for Disease Control.
Company	Bavarian Nordic A/S.
Copenhagen Stock Exchange	Københavns Fondsbørs A/S.
Corporate Management	The corporate management of Bavarian Nordic A/S consisting of Peter S. Wulff.
Deloitte	Deloitte Statsautoriseret Revisionsaktieselskab, Weidekampsgade 6, DK-2300 Copenhagen S, Denmark.
DKK	Danish kroner.
EEA	The European Economic Area.
Epimmune	Epimmune Inc.
EPO	The European Patent Office.
EUA	Emergency Use Authorisation allows the usage of a drug/vaccine in special circumstances in the USA, even though it has not been approved by the FDA for ordinary sale.
EUR	Euro.
Existing Shares	The existing shares of Bavarian Nordic A/S immediately prior to the Rights Issue.

Executive Vice Presidents	The four Executive Vice Presidents who assist the Corporate Management in the day-to-day management of the Company are: Hans Christian Teisen (Commercial and Finance), René Djurup (Technical Operations and CTO), Dr. Paul Chaplin (Research & Development, CSO) and Morten Max Rasmussen (Legal and IPR).
FAR	The Federal Acquisition Regulation is the primary set of rules used by all public US Authorities in the procurement of goods and services.
FDA	The Food and Drug Administration, USA.
FIH PARTNERS A/S	Joint Lead Manager.
FIH ERHVERVSBANK A/S	Joint Underwriter.
FSR	Foreningen af Statsautoriserede Revisorer, the Institute of State Authorized Public Accountants in Denmark.
Group	Bavarian Nordic A/S, together with its subsidiaries, also referred to as Bavarian Nordic.
GSF	The Institute for Molecular Virology, Forschungszentrum für Umwelt und Gesundheit GmbH.
HHS	The Department of Health and Human Services, USA (the US Ministry of Health).
IDT	Impstoffwerk Dessau-Tornau GmbH. Contract manufacturer of Bavarian Nordic's recombinant vaccine.
IFRS	International Financial Reporting Standards.
IND	Investigational New Drug Application, which is filed with the FDA in order to get exemption from restrictions on transporting and distributing a drug candidate between states in the USA.
IPR	Intellectual Property Rights.
ITC	U.S. International Trade Commission.
Joint Lead Managers	FIH PARTNERS A/S and Nordea Bank Danmark A/S.
Joint Underwriters	FIH ERHVERVSBANK A/S and Nordea Bank Denmark A/S.
Management	The Board of Directors and Corporate Management of Bavarian Nordic A/S.
New Shares	1,275,236 New Shares with a nominal value of DKK 10 each issued by Bavarian Nordic A/S.
NIAID	National Institute of Allergy and Infectious Diseases. A part of National Institutes of Health (NIH).
NIH	National Institutes of Health, USA (the US health agency).
Nordea Bank Danmark A/S	Joint Lead Manager and Joint Underwriter.
Offering	The offering of 1,275,236 new shares of DKK 10 (total nominal value DKK 12,752,360) in Bavarian Nordic A/S.

Offer Price	All the New Shares are offered at DKK 365 per Share of DKK 10 nominal value, for each five Subscription Rights held.
Pricewaterhouse-Coopers	PricewaterhouseCoopers Statsautoriseret Revisionsinteressentselskab, Strandvejen 44, DK-2900 Hellerup, Denmark.
Prospectus	This prospectus dated 20 February 2007.
Prospectus Date	20 February 2007.
Prospectus Directive	Directive 2003/71/EC
Relevant Implementation Date	The implementation date of the Prospectus Directive in the Relevant Member State.
Relevant Member States	The individual members states of the European Economic Area which have implemented the Prospectus Directive.
Rights Issue	The offering of DKK 1,275,236 new shares of DKK 10 (total nominal value DKK 12,752,360) in Bavarian Nordic A/S.
Shares	Ordinary bearer shares in Bavarian Nordic A/S of DKK 10 nominal value each.
SPC	Supplementary Protection Certificates.
Standard & Poors	Global credit rating agency.
Subscription Period	The period from 10 March 2007 at 9.00 am (Copenhagen time) until 23 March 2007 at 5.00 pm (Copenhagen time).
Subscription Rights	Shareholders who are registered as shareholders of Bavarian Nordic A/S on 9 March 2007 at 12.30 noon (Copenhagen time) are entitled to subscribe one New Share for each five Existing Shares held.
Underwriting Agreement	Agreement between the Company and the Joint Underwriters.
USA	The United States of America.
USD	US dollars.
USPTO	United States Patent and Trademark Office.
WHO	World Health Organization.
VP	Værdipapircentralen A/S, VP Securities Services, Helgeshøj Allé 61, DK-2630 Taastrup, Denmark.

3. Annual and interim financial statements of Bavarian Nordic

Contents 1

Statement by the Corporate Management and Board of Directors 2

Report by the Company's statutory auditor 3

Accounting policies 4

Income statement 8

Balance sheet – Assets 9

Balance sheet – Equity and liabilities 10

Cash flow statement 11

Statement of changes in equity – Parent Company 12

Statement of changes in equity – Group 13

Notes to the financial statements 14

Interim financial statements 33

Statement by the Corporate Management and Board of Directors 33

Report by the Company's statutory auditor 34

Income statement 35

Balance sheet 36

Cash flow statement 37

Statement of changes in equity 38

Financial statements

The following financial statements have been extracted from the Company's annual report for 2005 with comparative figures for 2004, which was adopted by Management on 22 March 2006, and adopted by the shareholders at the Company's annual general meeting held on 26 April 2006. In addition, the following financial statements contain comparative figures for the year ended 31 December 2003. As compared with the published annual report for 2003, certain comparative figures for 2003 were reclassified in the annual report for 2004. These reclassifications are described on page F-4. The comparative figures for 2003 have consequently been extracted from the Company's annual report for 2004, which was adopted by Management on 3 March 2005 and adopted by the shareholders at the Company's annual general meeting held on 26 April 2005. The figures for 2003 have not been restated to the accounting policies subsequently adopted by the Company. These changes are described on page F-4.

The published annual reports for the years ended 31 December 2005, 2004 and 2003 include the Management's Report, and the parent company and consolidated financial statements, including notes to the financial statements, etc. The financial statements in this Prospectus do not include the Management's Reports in the published annual reports.

Statement by the Corporate Management and Board of Directors

The Corporate Management and Board of Directors considered and adopted the published annual reports for the years ended 31 December 2005, 2004 and 2003 of Bavarian Nordic A/S on 22 March 2006, 3 March 2005 and 4 March 2004 respectively. The financial statements in this Prospectus for the years ended 31 December 2005, 2004 and 2003 have been prepared for the Rights Issue and have been extracted from the published annual reports for such years.

The financial statements for the years ended 31 December 2005, 2004 and 2003 have been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the additional Danish disclosure requirements for the financial statements of listed companies.

We consider the accounting policies to be appropriate to the effect that the annual report gives a true and fair view of the Company's assets, liabilities and financial position as of 31 December 2005, 2004 and 2003 and of the results of the Group's and the Company's operations and cash flows for the financial years ended 31 December 2005, 2004 and 2003.

Kvistgård, 22 March 2006

Corporate Management

Peter S. Wulff
President & CEO

Board of Directors

Asger Aamund Chairman	Eigil Bjerl Nielsen	Erling Johansen	Flemming Pedersen

Auditor's Report by the Company's statutory auditor

To the shareholders of Bavarian Nordic A/S
We have audited the published annual reports of Bavarian Nordic A/S for the years ended 31 December 2005, 2004 and 2003. The annual reports for 2005 and 2003 were provided with auditor's reports without any qualifications or emphasis of matters. The annual report for 2004 was provided with an unqualified auditor's report but with emphasis of matter as reproduced below.

The annual financial statements for the financial years ended 31 December 2005, 2004 and 2003 presented on pages F-8 to F-32 in this Prospectus have been extracted from the published annual reports for 2005 and 2004 as described on page F-2.

The annual financial statements have been prepared in accordance with the accounting policies described on pages F-4 to F-7. These accounting policies are in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for the financial statements of listed companies.

We have audited the financial statements for the years ended 31 December 2005, 2004 and 2003, which have been prepared for this Prospectus, and which have been extracted from the published annual reports for 2005 and 2004. Our audit reports on the published annual reports for 2005, 2004 and 2003 were dated 22 March 2006, 3 March 2005 and 4 March 2004 respectively. We have not conducted any further audit procedures since 22 March 2006.

The annual financial statements for the years 2005, 2004 and 2003 are the responsibility of the Company's Corporate Management and Board of Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

Basis of opinion
We conducted our audit in accordance with International and Danish Standards on Auditing. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the financial statements give a true and fair view of the Group's and the Company's assets, liabilities and financial position at 31 December 2005, 2004 and 2003 and of the results of the Group's and the Company's operations and cash flows for the financial years ended 31 December 2005, 2004 and 2003 in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for the financial statements of listed companies.

Emphasis of matter (reproduced directly from page 23 of the published annual report for 2004)

Without it having affected our opinion, we refer to the sections in Management's Review, Expectations for 2005 and the Financial Review, in which Management gives an account of the Company's liquidity position and capital resources at 31 December 2004. The Company is planning to carry through a capital increase in the early summer of 2005 for the financing of the Company's regular operations and supplementary investments in production and product development. These plans are conditional upon such capital increase. In preparing the annual report, Management has assessed that the implementation of the capital increase is probable and has consequently prepared and presented the annual report under the going concern assumption. We agree with Management's description of the uncertainties in this connection as disclosed in Management's Review and with Management's choice of accounting principle.

Copenhagen, 22 March 2006

Deloitte
Statsautoriseret Revisionsaktieselskab

Jens Rudkjær	Jørgen Holm Andersen
State Authorised Public Accountant	State Authorised Public Accountant

Accounting policies

The Company's accounting policies applied in the preparation of the consolidated financial statements are set out below.

The accounting policies for 2005 and 2004 have been changed as described below. The comparative figures for 2003 have not been restated. Had the comparative figures for 2003 been restated, it would have reduced the line item "Profit from subsidiaries" in the parent company's income statement by DKK 4.2 million, bringing it to DKK 0 in the 2003 financial year. The parent company's net profit of DKK 150.6 million would likewise have been reduced by DKK 4.2 million. Restatement would have reduced the parent company's equity as of 31 December 2003 of DKK 347.0 million by DKK 3.2 million. The effect of the impact on 2003 has been recognised in the opening equity for 2004. The accounting policy changes would not have affected the consolidated income statement and equity for the 2003 financial year.

As mentioned above, certain comparative figures for 2003 were reclassified in the annual report for 2004. Earnings from development contracts which include a profit element were reclassified to revenue, and the corresponding costs were reclassified from development costs to production costs.

Basis of preparation

The annual financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for the annual reports of listed companies.

In 2005, the accounting policies were changed in the following areas in order to comply with the International Financial Reporting Standards, which came into force for the 2005 financial year:

1. Share-based payments are now recognised in accordance with IFRS 2.
2. Investments in subsidiaries are measured at cost or fair value in the parent company's financial statements in accordance with IAS 39.

Research and development costs are stated as a single line item in the income statement.

In addition, additional disclosures have been included in the notes to the financial statements in accordance with the requirements of the International Financial Reporting Standards.

Certain alignments have been made in the description of the accounting policies.

The implementation of adopted, but not yet effective, financial reporting standards is not expected to have a significant influence on Bavarian Nordic's future annual reports.

Share-based payments

In accordance with IFRS 2 (which deals with share-based payments), share-based payments are measured at fair value on the date of grant and recognised under staff costs in the income statement over the vesting period. The amounts are set off against equity. Under equity, an adjustment of tax on the warrant programme was made as of 1 January 2005, which increased equity by DKK 9.2 million.

Investments in subsidiaries

Under the revised IAS 27, investments in subsidiaries are measured either at cost or fair value in the parent company's financial statements in accordance with IAS 39. Therefore, the profit and equity of the Group no longer correspond with those of the parent company. These changes reduced the parent company's profit before tax by DKK 5.3 million for 2004. The effect of the changes was a reduction of the parent company's equity by DKK 8.5 million as of 31 December 2004 compared with the financial statements presented in the annual report for 2004. The comparative figures for 2004 have been restated accordingly.

Recognition and measurement

Revenue is recognised in the income statement when generated. Assets and liabilities are recognised in the balance sheet when it is probable that future economic benefits will flow to or from the Company, and the value can be reliably measured. On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each item.

Basis of consolidation

The consolidated financial statements include Bavarian Nordic A/S and the subsidiaries in which the Group holds more than 50% of the voting rights or otherwise has a controlling interest.

The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, and these are prepared in accordance with the Group's accounting policies and for the same accounting period.

Intra-group income and expenses and all intra-group profits, receivables and payables are eliminated on consolidation. In the preparation of the consolidated financial statements, the book value of shares in subsidiaries held by the parent company is set off against the equity of the subsidiaries.

On acquisition of companies, the purchase method of accounting is applied under which the identifiable assets and liabilities of the acquired companies are recognised at market value as of the date of acquisition, and any excess of the cost of the acquired companies over the market value is recognised as goodwill.

Minority interests include a proportionate share of the profit and are stated as part of the consolidated net profit and as a separate line item under "Equity".

Foreign currency

The Group's companies prepare their annual financial statements in the currency of the primary economic environment in which the individual reporting company operates (the "functional currency"). The annual financial statements are presented in Danish kroner (DKK), which is the presentation currency of the companies. Assets and liabilities in the annual financial statements of subsidiaries are translated into the presentation currency (DKK) at the rate of exchange as of the balance sheet date. Income and expenses are translated using the average exchange rate for the year.

Exchange differences arising from translating the opening equity of foreign subsidiaries and differences arising from translating the income statement to the average exchange rate for the year are recognised in equity.

Transactions in foreign currencies are translated to the functional currency at the transaction date.

Both realised and unrealised foreign exchange rate gains and losses arising from translating monetary assets and liabilities are recognised in the income statement under financial items.

Income statement

Revenue recognition

Revenue comprises the value of sales of products and income derived from development contracts and amounts received for achieving milestones in development projects. These are recognised in the year in which any major risks and rewards connected with the title to the goods or right to the services are transferred and the Company no longer retains managerial responsibility for, or control of, the goods sold. Sales revenue also comprises receipts of which it is certain that there will be no demand for these to be refunded. Research and development grants without a profit element are set off against the costs of research and development at the time when a final and binding right to the grant has been obtained.

Production costs

Production costs consist of costs incurred to earn the revenue for the year. Production costs comprise consumables, transport insurance and freight costs, salaries and external costs required to fulfil the contractual deliveries.

Research and development costs

Research and development costs include salaries and costs directly attributable to the Company's research and development projects less government grants. The Company considers a project to be a development project upon receipt of regulatory approval to initiate clinical trials. Furthermore, salaries and costs supporting direct research and development, including costs of patents, rent, leasing and depreciation attributable to the laboratories and external scientific consultancy services, are recognised under research and development costs. In the parent company, all intra-group purchases between the parent company and subsidiaries are recognised under research and development costs, as the subsidiaries only carry out research and development for the parent company.

All research costs are expensed in the year they are incurred.

Where there is sufficient certainty that the future earnings to the Company will cover not only production and direct sales costs and administrative expenses, but also the development costs that cover the ongoing costs of a clinical programme after the date of regulatory approval of the said clinical trial are recognised as assets. Due to the general risk relating to the development of pharmaceutical products, capitalisation in the balance sheet requires that the product can be completed and marketed. If sufficient certainty thereof does not exist, the development costs are expensed.

Sales costs and administrative expenses

Sales costs and administrative expenses include costs of Company management and administrative personnel, office costs, rent, lease payments and depreciation not relating specifically to production or research and development activities.

Financial items

Interest income and expenses are recognised in the income statement at the amounts relating to the financial year. Financials also include financing costs related to finance leases, value adjustments of financial instruments, securities and items denominated in foreign currency.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of these assets and depreciated over the useful lives of the assets. Interest income received from temporary investment of amounts borrowed to acquire non-current assets is deducted from the costs of borrowing to be capitalised.

Tax

Income tax for the year comprises current tax and deferred tax for the year. The part relating to the profit for the year is recognised in the income statement, and the part attributable to items in equity is recognised directly in equity. Current tax payable but not yet paid is recognised in the balance sheet under current liabilities.

Deferred tax is measured using the liability method on all temporary differences between accounting values and tax values. Deferred tax liabilities arising from temporary tax differences are recognised in the balance sheet as a provision. Deferred tax assets arising from temporary deductible differences and tax losses carried forward are recognised when it is probable that they can be realised by offsetting them against tax on future income. Unrealised temporary deductible differences are disclosed in a note to the financial statements with the relevant amounts.

Earnings per share

Earnings per share is calculated as the profit or loss for the year compared to the weighted average of the issued shares in the financial year. The basis for the calculation of diluted earnings per share is the weighted average number of shares in the financial year adjusted for the effects of warrants that could have been acquired at market value on the basis of the monetary value of the rights related to the outstanding warrants.

No adjustment is made in the profit or loss for the year.

Balance sheet

Intangible assets

Intangible assets are measured at cost less accumulated amortisation. Development projects that meet the requirements for recognition as assets are measured at direct cost plus production overheads relating to the development projects. Amortisation of development projects commences when the asset is taken into use and is provided on a straight-line basis over the useful economic lives of the assets. An asset is defined as being taken into use at the commencement of sales activities.

For development projects, an individual assessment of the useful economic life of the project is made by the Management. Purchased rights or rights acquired in connection with acquisitions which fulfil the requirements for recognition are measured at cost. Individual assessments are made of the useful economic lives of rights.

The expected amortisation periods are:	
Rights	max. 10 years
Development projects	max. 10 years
Software	3 years

Tangible assets

Tangible assets include land and buildings, production equipment, leasehold improvements, office and IT equipment and laboratory equipment and is measured at cost less accumulated depreciation and impairment losses. Cost includes the costs directly attributable to the purchase of the asset, until the asset is ready for use. For assets manufactured by the Company, cost includes direct and indirect costs of materials, components, third-party suppliers and labour.

Costs of borrowing relating to the acquisition of land and buildings, production equipment, leasehold improvements, IT equipment and laboratory equipment are capitalised in accordance with the Group's accounting policies. Depreciation is provided on a straight-line basis over the useful economic lives of the assets.

Buildings	20 years
Installations	5-10 years
Leasehold improvements	5 years
Office and IT equipment	3 - 5 years
Laboratory equipment	5 years
Production equipment	5 years

Acquisitions of minor items of property, plant and equipment are written off immediately in the income statement. Depreciation and gains and losses from regular replacement of property, plant and equipment are recognised in the income statement.

Leases

Assets held under finance leases are measured in the balance sheet at the lower of the present value and future lease payments on the date of acquisition. The capitalised value of the residual lease obligation is carried as a liability in the balance sheet, and the interest element of the lease payment is recognised in the income statement under financial items. The interest rate implicit in the lease is used in the calculations. The liability is reduced by the repayment element of the lease payment. The assets are depreciated over the expected useful lives of the assets in the same way as other similar assets. Lease payments for assets held under operating leases are charged to the income statement. The total lease commitment is disclosed in a note to the financial statements. Lease payments on assets held under operating leases are recognised in the income statement on a straight-line basis over the lives of the leases.

Investments in subsidiaries

Investments in subsidiaries are measured at cost or fair value. In the balance sheet of the parent company, under the line item "Investments in subsidiaries", the ownership interest in the subsidiaries is stated at cost or fair value using the accounting policies of the parent company with the deduction or addition of unrealised intra-group profits or losses. Net revaluation of investments in subsidiaries is recognised at cost in net reserves or at fair value in equity.

Impairment of non-current assets

The carrying amounts of both intangible assets, property, plant and equipment and investments carried at cost or amortised cost are tested annually to determine whether there are indications of any impairment in excess of that expressed in normal amortisation and depreciation. If that is the case, the asset is written down to the recoverable amount, which is the higher value of the net sales price and the capitalised value. Impairment losses on intangible assets and property, plant and equipment are recognised under the same line item as amortisation and depreciation of the assets.

Inventories

Inventories are measured at cost as direct acquisition costs incurred, or, for goods manufactured by the Company, at the lower of the direct costs incurred plus production overheads and net realisable value. Net realisable value is the estimated sales price in the ordinary course of business less relevant sales costs. The cost price is determined in accordance with the FIFO principle.

Receivables

Receivables are measured at amortised cost, which is usually equal to the nominal value, less provision for bad debts based on an individual assessment of the risk.

Receivables from subsidiaries are written down when the receivable is deemed to be irrecoverable. In the event that the parent company has a legal or constructive obligation to cover the negative balance of the subsidiary, a provision will be made for the amount.

Securities

Securities consist of listed bonds, which are measured at market value as of the balance sheet date. The market value as of the balance sheet date is measured having regard to known future gains and losses on drawing or at final maturity. Bonds with a maturity of less than three months are recognised in the line item "Cash and cash equivalents". Both realised and unrealised value adjustments are recognised in the income statement under financial items.

Provisions
Provisions are recognised when the Company has an obligation as a result of events in the current or in previous financial years with a probability that the obligation will result in an outflow of the Company's financial resources.

Pension obligations and similar obligations
For defined contribution plans, the Group pays regular fixed contributions to independent pension funds and insurance companies. The Group has no obligations to pay additional contributions.

Periodical payments to defined contribution plans are disclosed in the income statement.

Credit institutions
Loans are initially recognised at market value, net of transaction costs incurred. Loans are subsequently measured at amortised cost as of the balance sheet date; any difference between the proceeds (net of transaction costs and amortised cost) is recognised in the income statement over the term of the loan using the effective interest method. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments are measured at fair value on initial recognition. Changes in the fair value are recognised in the income statement when they occur.

Debts
Debts are measured at amortised cost.

Warrants
Share-based payments are measured at fair value on the date of grant and is recognised under staff costs in the income statement over the vesting period. The amounts are set off against equity.

Cash flow statement
The cash flow statement is prepared in accordance with the indirect method on the basis of the Group's operating profit/loss. The statement shows the Group's cash flows broken down into operating, investing and financing activities, cash and cash equivalents at year end and the impact of the calculated cash flows on the Group's cash and cash equivalents.

Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. In the cash flows from operating activities, operating profit/(loss) is adjusted for non-cash operating items and changes in working capital. Cash flows from investing activities include cash flows from the purchase and sale of intangible assets, property plant and equipment, investments and securities. Cash flows from financing activities include cash flows from the raising and repayment of loans and capital increases as well as financial items.

Segment reporting
As the Group only operates in one business segment, and because risk and return do not diverge geographically, no separate segment information is provided in the notes to the financial statements.

Financial definitions

Equity/assets ratio, %	$\frac{\text{Total equity x 100}}{\text{Total assets}}$
Market capitalisation of equity, DKK	Market price at end of year x total share capital
Equity value, DKK	$\frac{\text{Equity}}{\text{Number of shares}}$
Market price/equity value	$\frac{\text{Market price per share}}{\text{Equity value per share}}$
Earnings per share, EPS	$\frac{\text{Bavarian Nordic's share of the net profit/(loss)}}{\text{Number of shares (average for four quarters)}}$

The ratios are calculated and applied in accordance with "Recommendations and Financial Ratios 2005" issued by the Danish Society of Financial Analysts.

Income statement

	1 January to 31 December	Parent Company			Group		
Note	All amounts in DKK '000	2005	2004	2003	2005	2004	2003
	Revenue	247,596	164,782	524,492	247,596	164,782	524,492
1,2	Production costs	132,226	70,825	206,915	132,226	70,251	206,479
	Gross result	**115,370**	**93,957**	**317,577**	**115,370**	**94,531**	**318,013**
1,2	Research and development costs	122,863	139,388	83,099	114,382	120,437	60,982
1,2,3	Sales costs and administrative expenses	64,744	42,763	31,050	75,387	56,416	42,992
4	Other operating costs	45,371	-	-	45,371	-	-
	Total operating costs	**232,978**	**182,151**	**114,149**	**235,140**	**176,853**	**103,974**
	Income before interest and tax	**(117,608)**	**(88,194)**	**203,428**	**(119,770)**	**(82,322)**	**214,039**
5	Financial income	19,710	9,707	6,117	19,671	9,773	5,495
6	Financial expenses	16,458	4,231	1,518	16,317	4,174	1,906
	Income from subsidiaries	-	-	4,210	-	-	-
	Income before tax	**(114,356)**	**(82,718)**	**212,237**	**(116,416)**	**(76,723)**	**217,628**
7	Tax on income for the year	24,950	24,453	(61,672)	21,686	23,709	(67,063)
	Net profit	**(89,406)**	**(58,265)**	**150,565**	**(94,730)**	**(53,014)**	**150,565**
	Distribution of result						
	Bavarian Nordic				(94,075)	(53,014)	150,565
	Minority interests				(655)	-	-
					(94,730)	**(53,014)**	**150,565**
	Distribution of earnings:						
	Proposed distribution of earnings						
	Retained earnings	**(89,406)**	**(58,265)**	**150,565**			
	Earnings per share (EPS)						
8	- basic earnings per share of DKK 10.00				(17.6)	(11.5)	33.4
	- diluted earnings per share of DKK 10.00						32.9

Balance sheet – Assets

Note	As of 31 December	Parent Company			Group		
Note	All amounts in DKK '000	2005	2004	2003	2005	2004	2003
9	Rights	4,233	5,471	1,786	4,233	5,471	1,786
9	Software	14,030	3,113	645	14,497	3,641	743
9	Development projects	0	0	2,945	0	0	2,892
9	Assets under construction	0	388	0	0	388	0
	Intangible assets	**18,263**	**8,972**	**5,376**	**18,730**	**9,500**	**5,421**
10	Land and buildings	169,533	44,142	0	169,533	44,142	0
10	Leasehold improvements	0	23	18	3,837	4,276	820
10	Production facility and plant	133,650	0	0	134,352	0	0
10	Machinery, equipment and furniture	24,813	8,946	10,384	37,837	29,029	21,392
10	Prepayments on non-current assets	0	0	5,000	0	0	5,000
10	Assets under construction	0	130,041	1,868	528	130,041	1,868
	Tangible non-current assets	**327,996**	**183,152**	**17,270**	**346,087**	**207,488**	**29,080**
11	Investments in subsidiaries	40,299	14,955	18,168	-	-	-
12	Other financial assets	0	554	544	0	554	544
7	Deferred tax assets	105,025	70,901	35,948	107,543	74,301	35,948
	Financial non-current assets	**145,324**	**86,410**	**54,660**	**107,543**	**74,855**	**36,492**
	Total non-current assets	**491,583**	**278,534**	**77,306**	**472,360**	**291,843**	**70,993**
	Raw materials and consumables	7,964	144	236	9,629	1,955	454
	Stock	0	39,042	43	0	39,042	43
	Inventories	**7,964**	**39,186**	**279**	**9,629**	**40,997**	**497**
	Trade receivables	27,872	47,847	49,753	27,872	47,847	49,753
	Receivables from subsidiaries	152	0	0	0	0	0
	Other receivables	9,689	22,640	6,428	11,129	25,850	8,281
	Income tax	0	0	10,976	0	0	10,976
	Prepayments and accrued income	880	2,297	155	3,467	2,297	155
	Receivables	**38,593**	**72,784**	**67,312**	**42,468**	**75,994**	**69,165**
13	Securities	113,522	112,573	88,756	113,522	112,573	88,756
	Cash and cash equivalents	285,698	72,977	194,571	290,585	80,694	199,758
	Total current assets	**445,777**	**297,520**	**350,918**	**456,204**	**310,258**	**358,176**
	Total assets	**937,360**	**576,054**	**428,224**	**928,564**	**602,101**	**429,169**

Balance sheet – Equity and liabilities

	As of 31 December	Parent Company			Group		
Note	All amounts in DKK '000	2005	2004	2003	2005	2004	2003
	Share capital	57,971	46,395	45,145	57,971	46,395	45,145
	Retained earnings	566,448	260,475	301,856	570,258	268,995	301,856
	Equity, parent company	**624,419**	**306,870**	**347,001**	**628,229**	**315,390**	**347,001**
	Equity, minority interests	-	-	-	1,875	-	-
	Total equity	**624,419**	**306,870**	**347,001**	**630,104**	**315,390**	**347,001**
	Investments in subsidiaries	0	288	203	-	-	-
14	Provisions	0	0	1,277	4,282	6,860	1,277
15	Credit institutions	207,918	142,247	2,904	207,918	142,247	2,904
	Non-current liabilities	**207,918**	**142,535**	**4,384**	**212,200**	**149,107**	**4,181**
14	Provisions	0	2,173	786	2,585	4,758	786
15	Credit institutions	24,913	28,039	1,745	24,913	28,039	1,745
	Accounts payables	26,264	76,272	47,276	28,698	85,389	49,751
	Debt to subsidiaries	34,661	8,321	6,791	0	0	0
	Company tax	0	0	0	6,182	3,957	2,947
	Other debts	19,185	11,207	19,438	23,882	13,476	21,193
	Accruals	0	637	803	0	1,985	1,565
	Current liabilities	**105,023**	**126,649**	**76,839**	**86,260**	**137,604**	**77,987**
	Total liabilities	**312,941**	**269,184**	**81,223**	**298,460**	**286,711**	**82,168**
	Total equity and liabilities	**937,360**	**576,054**	**428,224**	**928,564**	**602,101**	**429,169**

16 Financial risks
17 Related party transactions
18 Warrant programme
19 Contingent liabilities, warranties, collateral security and contractual obligations

Cash flow statement

	Parent Company			Group		
All amounts in DKK '000	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
Earnings before interest and tax	(117,608)	(88,194)	203,428	(119,770)	(82,322)	214,039
Depreciation and write-off	6,469	10,892	8,115	15,390	18,258	12,928
Taxes paid during the year	0	10,976	(10,975)	3,263	7,843	(13,599)
Net changes in inventories	31,222	(38,907)	30,472	31,368	(40,500)	30,468
Net changes in receivables	34,190	(16,457)	12,161	33,526	(17,815)	8,781
Net changes in provisions	30,385	110	1,027	24,058	9,556	1,027
Net changes in current liabilities	(16,325)	22,130	(36,070)	(46,045)	28,343	(42,411)
Cash flows from operating activities	**(31,667)**	**(99,450)**	**208,158**	**(58,210)**	**(76,637)**	**211,233**
Acquisition of intangible non-current assets	(11,798)	(9,827)	(3,841)	(12,012)	(10,408)	(3,829)
Acquisition of tangible non-current assets	(148,806)	(171,879)	(16,004)	(151,206)	(190,500)	(28,907)
Acquisition of financial assets	(58,914)	0	(17,119)	(32,688)	0	(2,381)
Acquisition of securities	(949)	(23,817)	(73,712)	(949)	(23,817)	(73,712)
Proceeds from sales of non-current assets	0	1,336	0	0	164	0
Financial income	19,710	9,707	6,027	19,670	9,773	5,443
Cash flows from investment	**(200,757)**	**(194,480)**	**(104,649)**	**(177,185)**	**(214,788)**	**(103,386)**
Decrease/increase in loans	65,101	141,508	(478)	65,101	141,508	(478)
Proceeds from issue of new shares, net of costs	399,058	11,240	0	399,058	11,240	0
Financial expenses	(16,458)	(4,058)	(1,518)	(16,317)	(4,131)	(1,906)
Cash flows from financing activities	**447,701**	**148,690**	**(1,996)**	**447,842**	**148,617**	**(2,384)**
Net change in cash and cash equivalents for the period	**215,277**	**(145,240)**	**101,513**	**212,447**	**(142,808)**	**105,463**
Foreign exchange rate adjustments	0	(482)	91	0	(383)	152
Net cash and cash equivalents as of 1 January	**48,849**	**194,571**	**92,967**	**56,566**	**199,757**	**94,142**
Net cash and cash equivalents as of 31 December	**264,126**	**48,849**	**194,571**	**269,013**	**56,566**	**199,757**
Cash preparedness						
Cash and cash equivalents				290,585	80,694	200,857
- credit facilities used				21,572	24,128	1,100
Cash and cash equivalents as of 31 December				**269,013**	**56,566**	**199,757**
Securities				113,522	112,573	88,756
Trust/pledged funds				(115,000)	(115,000)	0
Credit lines				45,000	110,945	4,900
Cash preparedness				**312,535**	**165,084**	**293,413**

Statement of changes in equity – Parent Company

2005 – Amounts in DKK '000	Share capital	Retained earnings	Total
Equity as of 1 January	46,395	260,475	306,870
Adjustment on warrant programme as of 1 January		9,197	9,197
Adjusted equity as of 1 January 2005	**46,395**	**269,672**	**316,067**
Change in deferred tax regarding warrant programme		(1,135)	(1,135)
Foreign exchange rate adjustments		(165)	(165)
Income and expenses recognised directly in equity		**(1,300)**	**(1,300)**
Net profit/(loss)		(89,406)	(89,406)
Total recognised net income/(expenses)		**(90,706)**	**(90,706)**
Proceeds from issue of new shares	11,576	405,150	416,726
Expenses from issue of new shares		(17,668)	(17,668)
Other transactions	**11,576**	**387,482**	**399,058**
Equity as of 31 December	**57,971**	**566,448**	**624,419**

2004 – Amounts in DKK '000	Share capital	Share premium	Retained earnings	Total
Equity as of 1 January	45,145	396,167	(94,311)	347,001
Adjustment for new accounting policies			(8,520)	(8,520)
Adjusted equity as of 1 January	**45,145**	**396,167**	**(102,831)**	**338,481**
Foreign exchange rate adjustments			(337)	(337)
Income and expenses recognised directly in equity			**(337)**	**(337)**
Net profit			(53,014)	(53,014)
Total recognised net income/(expenses)			**(53,351)**	**(53,351)**
Proceeds from exercise of warrants	1,250	10,000		11,250
Expenses from issue of new shares		(10)		(10)
Tax on equity			10,500	10,500
Transfer of share premium to free reserves		(406,157)	406,157	0
Other transactions	**1,250**	**(396,167)**	**416,657**	**21,740**
Equity as of 31 December	**46,395**	**0**	**260,475**	**306,870**

2003 – Amounts in DKK '000	Share capital	Share premium	Retained earnings	Total
Equity as of 1 January	45,145	396,167	(244,873)	196,439
Foreign exchange rate adjustments			(3)	(3)
Net profit			150,565	150,565
Equity as of 31 December	**45,145**	**396,167**	**(94,311)**	**347,001**

Movements in share capital over the past five years:

Amounts in DKK '000	2005	2004	2003	2002	2001
Share capital as of 1 January	46,395	45,145	45,145	33,553	27,342
Issue of new shares	11,576	1,250	0	11,592	6,211
Share capital as of 31 December	**57,971**	**46,395**	**45,145**	**45,145**	**33,553**

The share capital comprised 5,797,055 shares of DKK 10 as of 31 December 2005. The shares are not divided into share classes, and each share carries one vote.

Statement of changes in equity – Group

2005 – Amounts in DKK '000	Share capital	Retained earnings	Equity Group	Equity minorities	Equity total
Equity as of 1 January	46,395	268,995	315,390		315,390
Adjustment on warrant programme as of 1 January 2005	9,197	9,197		9,197	
Adjusted equity as of 1 January	**46,395**	**278,192**	**324,587**		**324,587**
Share-based payment, including tax effect		1,395	1,395		1.395
Foreign exchange rate adjustments		(206)	(206)		(206)
Income and expenses recognised directly in equity		**1,189**	**1,189**		**1.189**
Net profit		(94,075)	(94,075)	(655)	(94.730)
Total recognised net income/(expenses)		**(92,886)**	**(92,886)**	**(655)**	**(93.541)**
Proceeds from issue of new shares	11,576	405,150	416,726		416.726
Expenses from issue of new shares		(17,668)	(17,668)		(17.668)
Transfer to minority Interests		(2,530)	(2,530)	2.530	0
Other transactions	**11,576**	**384,952**	**396,528**	**2.530**	**399.058**
Equity at 31 December	**57,971**	**570,258**	**628,229**	**1.875**	**630.104**

2004 – Amounts in DKK '000	Share capital	Retained earnings	Other reserves	Total
Equity as of 1 January	45,145	396,167	(94.311)	347.001
Foreign exchange rate adjustments			(337)	(337)
Income and expenses recognised directly in equity			**(337)**	**(337)**
Net profit			(53.014)	(53.014)
Total recognised net income/(expenses)			**(53.351)**	**(53.351)**
Proceeds from exercise of warrants	1,250	10,000		11.250
Expenses from issue of new shares		(10)		(10)
Transfer of share premium to free reserves		(406,157)	406.157	0
Tax on equity			10.500	10.500
Other transactions	**1,250**	**(396,167)**	**416.657**	**21.740**
Equity as of 31 December	**46,395**	**0**	**268.995**	**315.390**

2003 – Amounts in DKK '000	Share capital	Retained earnings	Other reserves	Total
Equity as of 1 January	45,145	396,167	(244.873)	196.439
Foreign exchange rate adjustments			(3)	(3)
Net profit			150.565	150.565
Equity as of 31 December	**45,145**	**396,167**	**(94.311)**	**347.001**

Movements in share capital over the past five years:

Amounts in DKK '000	2005	2004	2003	2002	2001
Share capital as of 1 January	46,395	45,145	45,145	33,553	27,342
Issue of new shares	11,576	1,250	0	11,592	6,211
Share capital as of 31 December	**57,971**	**46,395**	**45,145**	**45,145**	**33,553**

The share capital comprised 5,797,055 shares of DKK 10 as of 31 December 2005. The shares are not divided into share classes, and each share carries one vote

Notes to the financial statements

Note	All amounts in DKK '000	Parent Company 2005	Parent Company 2004	Parent Company 2003	Group 2005	Group 2004	Group 2003
1	**Staff costs**						
	Salaries and wages	57,082	30,669	16,828	100,661	58,079	35,646
	Capitalised production salaries	(20,229)	(1,926)	-	(20,229)	(1,926)	-
	Pension and social security costs	2,452	2,488	1,337	8,464	7,082	4,107
	Other staff costs	1,811	396	1,033	3,958	396	1,108
	Total staff costs	**41,116**	**31,627**	**19,198**	**92,854**	**63,631**	**40,861**
	Staff costs are distributed as follows:						
	Production costs	43,944	4,290	1,845	48,833	4,290	4,794
	Capitalised production salaries	(20,229)	(1,926)	-	(20,229)	(1,926)	-
	Research and development costs	1,519	13,106	5,588	48,368	35,030	17,638
	Sales costs and administrative expenses	15,882	16,157	11,765	15,882	26,237	18,429
	Total staff costs	**41,116**	**31,627**	**19,198**	**92,854**	**63,631**	**40,861**
	Of which:						
	Remuneration to the Board of Directors	441	315	315	441	315	315
	Remuneration to the Corporate Management	1,918	1,825	1,500	1,918	1,825	1,500
	Total management remuneration	**2,359**	**2,140**	**1,815**	**2,359**	**2,140**	**1,815**
	Warrants to management and other staff are disclosed in note 18						
	Average number of employees, full-time equivalents	**103**	**49**	**32**	**206**	**117**	**82**
	Number of employees as of 31 December, full-time equivalents	**121**	**67**	**37**	**224**	**145**	**87**
2	**Depreciation**						
	Allocated to:						
	Production costs	3,212	1,967	147	8,169	1,967	587
	Research and development costs	1,273	7,133	6,438	5,587	13,861	10,168
	Sales costs and administrative expenses	1,984	1,792	1,530	1,634	2,430	2,173
	Depreciation	**6,469**	**10,892**	**8,115**	**15,390**	**18,258**	**12,928**
	Of which profit/loss on sale of non-current assets	58	(41)	103	(287)	(288)	103

Note	All amounts in DKK '000	Parent Company 2005	Parent Company 2004	Parent Company 2003	Group 2005	Group 2004	Group 2003
3	**Fees to auditors**						
	Audit of annual reports:						
	Deloitte	375	244	220	425	306	220
	PricewaterhouseCoopers	-	366	330	-	502	544
	Total fees for audit of annual reports	**375**	**610**	**550**	**425**	**808**	**764**
	Other services:						
	Deloitte	1,314	620	564	1,667	620	564
	PricewaterhouseCoopers	258	374	557	296	385	1,352
	Total other services:	**1,572**	**994**	**1,121**	**1,963**	**1,005**	**1,916**
	Total fees	**1.947**	**1.604**	**1.671**	**2.388**	**1.813**	**2.680**
4	**Other operating costs**						
	Write-off of Elstree-BN™ smallpox vaccine inventory	45,371	-	-	45,371	-	-
5	**Financial income**						
	Interest income on securities and bank deposits	16,720	9,707	5,406	16,804	9,773	5,443
	Interest income from subsidiaries	300	0	621	-	-	-
	Exchange rate gains	3,313	0	90	3,490	0	52
	Capitalised interest	(623)	0	0	(623)	0	0
	Total	**19,710**	**9,707**	**6,117**	**19,671**	**9,773**	**5,495**

The fair value of an interest rate swap (note 15) has been offset against capitalised financial expenses included in the cost of production facilities (note 10)

Note	All amounts in DKK '000	Parent Company 2005	Parent Company 2004	Parent Company 2003	Group 2005	Group 2004	Group 2003
6	**Financial expenses**						
	Interest expenses on debt and value adjustments	16,301	4,575	1,384	16,590	4,678	1,772
	Financial expenses on leases	1,609	326	134	1,609	325	134
	Exchange rate losses	0	263	0	20	277	0
	Interest expense to subsidiaries	450	173	0	-	-	-
	Capitalised interest	(1,902)	(1,106)	0	(1,902)	(1,106)	0
	Total	**16,458**	**4,231**	**1,518**	**16,317**	**4,174**	**1,906**

Interest capitalised during the year, see note 10.

Notes to the financial statements

Note	All amounts in DKK '000	Parent Company 2005	Parent Company 2004	Parent Company 2003	Group 2005	Group 2004	Group 2003
7	**Income tax**						
	Current tax	0	0	0	3,263	4,144	5,391
	Change in deferred tax	(27,988)	(34,953)	61,672	(26,225)	(38,353)	61,672
	Prior-year adjustments	(6,136)	0	0	(7,898)	0	0
	Income tax for the year	**(34,124)**	**(34,953)**	**61,672**	**(30,860)**	**(34,209)**	**67,063**
	Reclassification of receivables at beginning of year	1,112	0	0	1,112	0	
	Tax on equity movements	(8,062)	(10,500)	0	(8,062)	(10,500)	0
	Tax on income for the year	**(24,950)**	**(24,453)**	**61,672**	**(21,686)**	**(23,709)**	**67,063**
	Reconciliation of income tax for the year:						
	Calculated tax (28/30%) on income before tax	(32,020)	(23,240)	63,671	(32,413)	(23,017)	65,288
	Tax effect of:						
	Change in tax rate from 30% to 28%	4,727	0	0	4,954	0	0
	Results from subsidiaries	-	(1,575)	(1,263)	-	-	-
	Higher tax rates in foreign subsidiaries	0	0	0	0	(253)	2,511
	Unused tax losses carried forward	1,782	262	0	1,782	262	0
	Permanent differences	(715)	100	(736)	(715)	84	(736)
	Prior-year adjustments	1,276	0	0	4,706	(785)	0
	Tax on income for the year	**(24,950)**	**(24,453)**	**61,672**	**(21,686)**	**(23,709)**	**67,063**
	Deferred tax asset						
	Recognised deferred tax asset relates to differences between valuations for accounting and tax purposes and tax losses carried forward:						
	Operating equipment	(12,328)	(7,066)	27,153	(12,315)	(7,053)	27,153
	Patent costs	162	1,901	2,358	162	1,901	2,358
	Provisions	0	356	619	2,505	3,743	619
	Tax losses carried forward	102,455	72,703	2,547	102,455	72,703	2,547
	Inventories	12,704	0	0	12,704	0	0
	Corresponding tax corrections from German tax audit	2,032	3,007	3,271	2,032	3,007	3,271
	Recognised deferred tax assets	**105,025**	**70,901**	**35,948**	**107,543**	**74,301**	**35,948**

Deferred tax assets arising from temporary deductible differences between valuations for accounting and tax purposes and tax losses carried forward are recognised as it is expected that they will be realised by offsetting them against tax on future income.

Note	All amounts in DKK '000	Parent Company 2005	Parent Company 2004	Parent Company 2003	Group 2005	Group 2004	Group 2003
8	**Earnings per share (EPS)**						
	Net profit	(89,406)	(58,265)	150,565	(94,075)	(53,014)	150,565
	Weighted average number of shares ('000)	5,356	4,597	4,514	5,356	4,597	4,514
	Earnings per share (DKK)	**(16.7)**	**(12.7)**	**33.4**	**(17.6)**	**(11.5)**	**33.4**
	Weighted average number of shares ('000)						4,514
	Adjustment for: warrants ('000)						66
	Weighted average number of shares for diluted earnings per share ('000)						4,580
	Diluted earnings per share (DKK per share)						32.9

Potential ordinary shares will only be treated as diluting when exercise would reduce earnings per share or increase the loss per share. Since the effect of the Company's warrant programme is a reduction of the loss per share, it is not relevant to include information about diluted earnings per share.

Notes to the financial statements

Note	All amounts in DKK '000	Development projects	Software	Rights	Intangible asset under construction	Total
	Parent Company – 2005					
9	**Intangible assets**					
	Cost as of 1 January	6,256	4,029	6,857	388	17,530
	Additions	0	11,798	0	0	11,798
	Transfers	0	388	0	(388)	0
	Disposals	(6,256)	0	0	0	(6,256)
	Foreign exchange rate adjustments	0	6	7	0	13
	Cost as of 31 December	**0**	**16,221**	**6,864**	**0**	**23,085**
	Depreciation as of 1 January	6,256	916	1,386	0	8,558
	Depreciation	0	1,273	1,242	0	2,515
	Disposals	(6,256)	0	0	0	(6,256)
	Foreign exchange rate adjustments	0	2	3	0	5
	Depreciation as of 31 December	**0**	**2,191**	**2,631**	**0**	**4,822**
	Book value as of 31 December	**0**	**14,030**	**4,233**	**0**	**18,263**

All amounts in DKK '000	Development projects	Software	Rights	Intangible asset under construction	Total
Group – 2005					
Intangible assets					
Cost as of 1 January	6,164	5,043	6,857	388	18,452
Additions	0	12,012	0	0	12,012
Transfers	0	388	0	(388)	0
Disposals	(6,164)	0	0	0	(6,164)
Foreign exchange rate adjustments	0	5	7	0	12
Cost as of 31 December	**0**	**17,448**	**6,864**	**0**	**24,312**
Depreciation as of 1 January	6,164	1,402	1,386	0	8,952
Depreciation	0	1,551	1,242	0	2,793
Disposals	(6,164)	0	0	0	(6,164)
Foreign exchange rate adjustments	0	(2)	3	0	1
Depreciation as of 31 December	**0**	**2,951**	**2,631**	**0**	**5,582**
Book value as of 31 December	**0**	**14,497**	**4,233**	**0**	**18,730**

All amounts in DKK '000	Development projects	Software	Rights	Intangible asset under construction	Total
			Parent Company – 2004		
Intangible assets					
Cost as of 1 January	4,159	1,173	2,381	0	7,713
Additions	2,099	2,863	4,476	389	9,827
Foreign exchange rate adjustments	(2)	(7)	-	(1)	(10)
Cost as of 31 December	**6,256**	**4,029**	**6,857**	**388**	**17,530**
Depreciation as of 1 January	1,214	528	595	0	2,337
Depreciation	5,050	390	793	0	6,233
Foreign exchange rate adjustments	(8)	(2)	(2)	0	(12)
Depreciation as of 31 December	**6,256**	**916**	**1,386**	**0**	**8,558**
Book value as of 31 December	**0**	**3,113**	**5,471**	**388**	**8,972**

All amounts in DKK '000	Development projects	Software	Rights	Intangible asset under construction	Total
			Group – 2004		
Intangible assets					
Cost as of 1 January	4,084	1,589	2,381	0	8,054
Additions	2,082	3,461	4,476	388	10,407
Foreign exchange rate adjustments	(2)	(7)	0	0	(9)
Cost as of 31 December	**6,164**	**5,043**	**6,857**	**0**	**18,452**
Depreciation as of 1 January	1,192	846	595	0	2,633
Depreciation	4,980	558	794	0	6,332
Foreign exchange rate adjustments	(8)	(2)	(3)	0	(13)
Depreciation as of 31 December	**6,164**	**1,402**	**1,386**	**0**	**8,952**
Book value as of 31 December	**0**	**3,641**	**5,471**	**388**	**9,500**

Notes to the financial statements

	Parent Company – 2003			
All amounts in DKK '000	**Development projects**	**Software**	**Rights**	**Total**
Intangible assets				
Cost as of 1 January	906	585	0	1,491
Additions	3,253	588	2,381	6,222
Cost as of 31 December	**4,159**	**1,173**	**2,381**	**7,713**
Depreciation as of 1 January	71	329	0	400
Depreciation	1,143	199	595	1,937
Depreciation as of 31 December	**1,214**	**528**	**595**	**2,337**
Book value as of 31 December	**2,945**	**645**	**1,786**	**5,376**

	Group – 2003			
All amounts in DKK '000	**Development projects**	**Software**	**Rights**	**Total**
Intangible assets				
Cost as of 1 January	884	960	0	1,844
Additions	3,200	629	2,381	6,210
Cost as of 31 December	**4,084**	**1,589**	**2,381**	**8,054**
Depreciation as of 1 January	69	542	0	611
Depreciation	1,123	304	595	2,022
Depreciation as of 31 December	**1,192**	**846**	**595**	**2,633**
Book value as of 31 December	**2,892**	**743**	**1,786**	**5,421**

Note	All amounts in DKK '000	Land and buildings	Leasehold improvements	Production facility and plant	Machinery equipment and furniture	Assets under construction	Total
					Parent Company – 2005		
10	**Tangible non-current assets**						
	Cost as of 1 January	44,462	2,756	0	16,664	130,041	193,923
	Additions	63,178	0	80,009	5,611	0	148,798
	Transfers	62,622	0	53,657	13,762	(130,041)	0
	Transfer to subsidiary	0	-	0	0	0	0
	Disposals	0	(2,756)	0	(4,542)	0	(7,298)
	Foreign exchange rate adjustments	18	0	0	0	0	18
	Cost as of 31 December	**170,280**	**0**	**133,666**	**31,495**	**0**	**335,441**
	Depreciation as of 1 January	320	2,733	0	7,718	0	10,771
	Transfer to subsidiary	0	0	0	0	0	0
	Depreciation	426	0	16	3,454	0	3,896
	Impairment	0	0	0	0	0	0
	Disposals	0	(2,733)	0	(4,490)	0	(7,223)
	Foreign exchange rate adjustment	1	0	0	0	0	1
	Depreciation as of 31 December	**747**	**0**	**16**	**6,682**	**0**	**7,445**
	Book value as of 31 December	**169,533**	**0**	**133,650**	**24,813**	**0**	**327,996**
	Book value of leased assets as of 31 December			**60,107**			**60,107**
	Interest expenses capitalised during the year						**1,902**

All amounts in DKK '000	Land and buildings	Leasehold improvements	Production facility and plant	Machinery equipment and furniture	Assets under construction	Total
					Group – 2005	
Cost as of 1 January	44,462	9,992	0	56,089	130,041	240,584
Additions	63,178	213	80,723	6,564	528	151,206
Transfers	62,622	0	53,657	13,762	(130,041)	0
Disposals	0	(2,756)	0	(4,736)	0	(7,492)
Foreign exchange rate adjustments	18	0	0	(13)	0	5
Cost as of 31 December	**170,280**	**7,449**	**134,380**	**71,666**	**528**	**384,303**
Depreciation as of 1 January	320	5,716	0	27,060	0	33,096
Depreciation	426	976	28	11,459	0	12,889
Impairment	0	0	0	0	0	0
Disposals	0	(2,733)	0	(4,690)	0	(7,423)
Foreign exchange rate adjustments	1	(347)	0	0	0	(346)
Depreciation as of 31 December	**747**	**3,612**	**28**	**33,829**	**0**	**38,216**
Book value as of 31 December	**169,533**	**3,837**	**134,352**	**37,837**	**528**	**346,087**
Book value of leased assets as of 31 December			**60,107**			**60,107**
Interest capitalised during the year						**1,902**

Notes to the financial statements

All amounts in DKK '000	Land and buildings	Leasehold improvements	Office and IT equipment	Laboratory equipment	Prepayment of assets	Assets under construction	Total
							Parent Company – 2004
Tangible non-current assets							
Cost as of 1 January	0	2,758	2,429	12,792	5,000	1,868	24,847
Additions	39,503	0	2,214	1,878	0	128,284	171,879
Transfers	5,000	0	0	0	(5,000)	0	0
Transfer to subsidiary	0	0	0	(2,372)	0	0	(2,372)
Disposals	0	0	(268)	0	0	0	(268)
Foreign exchange rate adjustments	(41)	(2)	(9)	0	0	(111)	(163)
Cost as of 31 December	**44,462**	**2,756**	**4,366**	**12,298**	**0**	**130,041**	**193,923**
Depreciation as of 1 January	0	2,740	1,629	3,208	0	0	7,577
Transfer to subsidiary	0	0	0	(713)	0	0	(713)
Depreciation	320	0	727	2,073	0	0	3,120
Impairment	0	0	0	965	0	0	965
Disposals	0	0	(145)	0	0	0	(145)
Foreign exchange rate adjustments	0	(7)	(4)	(22)	0	0	(33)
Depreciation as of 31 December	**320**	**2,733**	**2,207**	**5,511**	**0**	**0**	**10,771**
Book value as of 31 December	**44,142**	**23**	**2,159**	**6,787**	**0**	**130,041**	**183,152**
Book value of leased assets as of 31 December			**571**	**4,902**		**9,111**	**14,584**
Interest capitalised during the year						**1,106**	**1,106**

All amounts in DKK '000	Land and buildings	Leasehold improvements	Office and IT equipment	Laboratory equipment	Prepayment of assets	Assets under construction	Total
					Group – 2004		
Cost as of 1 January	0	5,273	5,862	32,876	5,000	1,868	50,879
Additions	39,503	4,723	3,140	14,850	0	128,284	190,500
Transfers	5,000	0	0	0	(5,000)	0	0
Disposals	0	0	(596)	(14)	0	0	(610)
Foreign exchange rate adjustments	(41)	(4)	(12)	(17)	0	(111)	(185)
Cost as of 31 December	**44,462**	**9,992**	**8,394**	**47,695**	**0**	**130,041**	**240,584**
Depreciation as of 1 January	0	4,453	3,928	13,418	0	0	21,799
Depreciation	320	647	1,408	8,213	0	0	10,588
Impairment	0	624	0	965	0	0	1,589
Disposals	0	0	(569)	(265)	0	0	(834)
Foreign exchange rate adjustments	0	(8)	(7)	(31)	0	0	(46)
Depreciation as of 31 December	**320**	**5,716**	**4,760**	**22,300**	**0**	**0**	**33,096**
Book value as of 31 December	**44,142**	**4,276**	**3,634**	**25,395**	**0**	**130,041**	**207,488**
Book value of leased assets as of 31 December			**571**	**4,902**		**9,111**	**14,584**
Interest capitalised during the year						**1,106**	**1,106**

Notes to the financial statements

All amounts in DKK '000	Leasehold improvements	Office and IT equipment	Laboratory equipment	Prepayment of assets	Assets under construction	Total
					Parent Company – 2003	
Tangible non-current assets						
Cost as of 1 January	2,352	1,826	4,665	0	0	8,843
Additions	406	603	8,127	5,000	1,868	16,004
Cost as of 31 December	**2,758**	**2,429**	**12,792**	**5,000**	**1,868**	**24,847**
Depreciation as of 1 January	185	1,158	955	0	0	2,298
Depreciation	537	471	2,253	0	0	3,261
Impairment	2,018	0	0	0	0	2,018
Depreciation as of 31 December	**2,740**	**1,629**	**3,208**	**0**	**0**	**7,577**
Book value as of 31 December	**18**	**800**	**9,584**	**5,000**	**1,868**	**17,270**
Book value of leased assets as of 31 December		**27**	**1,798**			**1,825**

All amounts in DKK '000	Leasehold improvements	Office and IT equipment	Laboratory equipment	Prepayment of assets	Assets under construction	Total
					Group – 2003	
Cost as of 1 January	4,690	4,216	13,100	0	0	22,006
Additions	579	1,721	19,739	5,000	1,868	28,907
Disposals	0	(86)	0	0	0	(86)
Foreign exchange rate adjustments	4	11	37	0	0	52
Cost as of 31 December	**5,273**	**5,862**	**32,876**	**5,000**	**1,868**	**50,879**
Depreciation as of 1 January	1,442	2,931	7,451	0	0	11,824
Depreciation	991	1,071	5,936	0	0	7,998
Impairment	2,018	0	0	0	0	2,018
Disposals	0	(83)	0	0	0	(83)
Foreign exchange rate adjustments	2	9	31	0	0	42
Depreciation as of 31 December	**4,453**	**3,928**	**13,418**	**0**	**0**	**21,799**
Book value as of 31 December	**820**	**1,934**	**19,458**	**5,000**	**1,868**	**29,080**
Book value of leased assets as of 31 December		**27**	**1,798**		**0**	**1,825**

		Parent Company		
Note	All amounts in DKK '000	2005	2004	2003
11	**Investments in subsidiaries**			
	Cost as of 1 January	15,476	15,490	710
	Additions	25,296	0	14,738
	Foreign exchange rate adjustments	48	(14)	42
	Cost as of 31 December	**40,820**	**15,476**	**15,490**
	Write-downs as of 1 January	(521)	(521)	0
	Results from subsidiaries			(18,879)
	Profit for the year in subsidiaries			9,601
	Tax on profit for the year in subsidiaries			(5,391)
	Tax on equity and acquired loss			(1,011)
	Foreign exchange rate adjustments			(44)
	Write-downs as of 31 December	**(521)**	**(521)**	**(15,724)**
	Carrying amount as of 31 December	**40,299**	**14,955**	**(234)**
	Receivables from subsidiaries			
	Receivables from subsidiaries			18,199
	Negative net asset values offset against receivables			203
	Receivables from subsidiaries as of 31 December			**18,168**
	Receivables from subsidiaries with negative net asset values	0	(18,172)	(18,199)
	Negative net asset values in subsidiaries	0	18,460	18,402
	Negative net asset values transferred to provisions	**0**	**288**	**203**

Under the revised IAS 27, investments in subsidiaries are measured at either cost or fair value in accordance with IAS 39. These rules were applied for the first time in 2005 with restatement for 2004. The figures for 2003 are the figures presented in the annual report for 2003.

List of companies as of 31 December 2005

Subsidiaries	Country	Ownership interest	Voting interest
Bavarian Nordic GmbH	Germany	100	100
Bavarian Nordic Inc.	USA	100	100
- Bavarian Nordic ImmunoTherapeutics Inc.	USA	90	90
Austrian Nordic Biotherapeutics AG (under liquidation)	Austria	99	99
Representative office			
Bavarian Nordic A/S	Singapore		

		Group		
Note	All amounts in DKK '000	2005	2004	2003
12	**Other financial assets**			
	Deposits as of 1 January	554	544	2,508
	Deposits paid during the year	0	0	29
	Deposits refunded during the year	(554)	14	(1,993)
	Foreign exchange rate adjustments	0	(4)	0
	Deposits as of 31 December	**0**	**554**	**544**

Notes to the financial statements

Note	All amounts in DKK '000				Group – 2005	
13	**Securities**					

	Currency	Due within 1 year	Due between 2 and 5 years	Due after 5 years	Total
Bonds	DKK	264,909	37,841	62,026	364,776
	EUR	0	10,530	0	10,530
Total		**264,909**	**48,371**	**62,026**	**375,306**
Bonds with maturities of less than three months which are recognised under cash and cash equivalents					(261,784)
Bonds with maturities of more than three months					**113.522**
Yield to maturity		3.0%	3.1%	4.6%	3.3%

All amounts in DKK '000 — **2004**

	Currency	Due within 1 year	Due between 2 and 5 years	Due after 5 years	Total
Bonds	DKK	6,300	47,429	48,080	101,809
	EUR	0	10,764	0	10,764
Total		**6,300**	**58,193**	**48,080**	**112,573**
Yield to maturity		3.3%	3.9%	5.1%	4.4%

All amounts in DKK '000 — **2003**

	Currency	Due within 1 year	Due between 2 and 5 years	Due after 5 years	Total
Bonds	DKK	30,793	14,079	33,130	78,002
	EUR	0	10,754	0	10,754
Total		**30,793**	**24,833**	**33,130**	**88,756**
Yield to maturity		3.1%	6.2%	5.6%	4.9%

DKK 115 million of the Company's securities has been pledged in security of non-mortgage loans with credit institutions as of 31 December 2005

Note	All amounts in DKK '000	Investments in subsidiaries	Other provisions	2005 Total	2004 Total	2003 Total
					Parent Company	
14	**Provisions**					
	Provisions as of 1 January	288	2,173	2,461	2,266	1,167
	Provisions during the year	0	0	0	1,188	2,266
	Used during the year	(288)	(2,173)	(2,461)	(989)	(1,167)
	Foreign exchange rate adjustments	0	0	0	(4)	0
	Provisions as of 31 December	**0**	**0**	**0**	**2,461**	**2,266**

Provisions	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Total
2005	**0**	**0**	**0**	**0**
2004	2,173	0	0	2,173
2003	786	1,277	0	2,063

All amounts in DKK '000	Other provisions	2005 Total	2004 Total	2003 Total
			Group	
Provisions as of 1 January	11,618	11,618	2,063	1,036
Provisions during the year	0	0	11,225	2,063
Used during the year	(4,631)	(4,631)	(1,666)	(1,036)
Foreign exchange rate adjustments	(120)	(120)	(4)	0
Provisions as of 31 December	**6,867**	**6,867**	**11,618**	**2,063**

Provisions	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Total
2005	**2,585**	**4,282**	**0**	**6,867**
2004	4,758	6,860	0	11,618
2003	786	1,277	0	2,063

Other provisions cover remaining rent obligations for the premises at Frauenhoferstrasse 18 b, Martinsried, Germany.

Notes to the financial statements

Note	All amounts in DKK '000	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Parent Company and Group 2005 Total	2004 Total	2003 Total
15	**Credit institutions**						
	Mortgage, fixed interest range 5.26-5.33% p.a.	1,270	5,676	41,939	48,885	25,032	0
	Finance leases, fixed interest range 2.2-7.6% p.a.	2,071	57,926	0	59,997	18,126	3,549
	Construction loan with bank, floating rate, 2.8075% p.a.	0	67,377	0	67,377	68,000	0
	Construction loan with bank, floating rate, 3.315% p.a	0	35,000	0	35,000	35,000	0
	Credit line, floating rate, 3.28% p.a.	21,572	0	0	21,572	24,128	1,100
	Total	**24,913**	**165,979**	**41,939**	**232,831**	**170,286**	**4,649**

Minimum finance lease payments

All amounts in DKK '000	Due within 1 year	Due between 1 and 5 years	Due after 5 years	2005 Total	2004 Total	2003 Total
2005	**2,071**	**59,681**	**0**	**61,752**	**(1,755)**	**59,997**
2004	3,692	14,607	954	19,253	(1,127)	18,126
2003	851	3,228	0	4,079	(530)	3,549

Interest swap

The parent Company has a floating-rate construction loan of DKK 68 million for the period until 15 July 2009.
The loan has been swapped into a fixed-rate loan via a swap with a bank.

The fair value of the swap is DKK 623 thousand, which has been offset in the loan arrangement as the conditions for offset have been met, and deducted in capitalised interest expenses in relation to the construction of the production facilities.

Note 16

Currency	Due	Receivables	Liabilities	Cash and cash equivalents	Net position DKK
				Group – 2005	
Financial risks					
DKK	< 1 year	17,400	(51,688)	276,258	241,970
	> 1 year	-	(207,918)	113,522	(94,396)
EUR	< 1 year	1,120	(17,875)	13,583	(3,172)
	> 1 year	3,140	(4,282)	-	(1,142)
USD	< 1 year	20,808	(16,697)	744	4,855
	> 1 year				-
Total		**42,468**	**(298,460)**	**404,107**	**148,115**

Currency	Due	Receivables	Liabilities	Cash and cash equivalents	Due
				Group – 2004	
Financial risks					
EUR	< 1 year	16,169	(35,204)	14,888	(4,147)
	> 1 year	-	-	-	-
USD	< 1 year	41,756	(903)	6,966	47,819
	> 1 year	-	-	-	-
Other currencies	< 1 year	-	(174)	12	(162)
	> 1 year	-	-	-	-
Total		**57,925**	**(36,281)**	**21,866**	**43,510**

Currency	Due	Receivables	Liabilities	Cash and cash equivalents	Due
				Group – 2003	
Financial risks					
EUR	< 1 year	31,110	(43,087)	92,177	80,200
	> 1 year	-	-	-	-
USD	< 1 year	13,882	(1,084)	(1,100)	11,698
	> 1 year	-	-		-
GBP	< 1 year	-	(124)	-	(124)
	> 1 year		-		-
CHF	< 1 year	-	(153)	-	(153)
	> 1 year		-		-
Other currencies	< 1 year	-	(114)	-	(114)
	> 1 year				-
Total		**44,992**	**(44,562)**	**91,077**	**91,507**

Credit risk – Group

Trade receivables are limited to receivables from governments and military authorities. In the opinion of the Corporate Management and the Board of Directors, there is consequently no real credit risk in relation to trade receivables.

Interest rate risk – Group

The interest rate risk related to non-committed loan facilities is deemed by Management to be low since the interest rates are fixed for periods of three to six months and the terms of the loan facilities are short.

Notes to the financial statements

Note **Related party transactions**

17 The Corporate Management and the Board of Directors of Bavarian Nordic and NeuroSearch A/S are considered to be related parties as they have a significant influence on the Company.

NeuroSearch A/S is considered a related party as Asger Aamund is Chairman of both NeuroSearch A/S and Bavarian Nordic A/S, and as the two companies have two other Board members in common.

Purchases and sales from subsidiaries:

Amounts in DKK '000	2005	2004	2003
Research and development costs			
Purchase of research and development services by Bavarian Nordic A/S from Bavarian Nordic GmbH	98,892	84,620	54,371
Management fee			
Purchase of management services by Bavarian Nordic ImmunoTherapeutics Inc. from Bavarian Nordic A/S	152	0	0
Leasing			
Rent of equipment by Bavarian Nordic GmbH from Bavarian Nordic A/S	1,667	1,069	0

For information on other intra-group transactions and balances, see notes 5 and 6.

Except for intra-group transactions and remuneration to the Corporate Management and Board of Directors, see note 1, and the incentive plan, see note 18, no material transactions have been entered into with related parties.

Note **2005**

18 Bavarian Nordic A/S issued warrants to employees and Management in the Group in 2004. The obligations under warrants, with exercise prises of DKK 299 – 623 per share, DKK 1,760 thousand nominal value, break down as follows:

Alle beløb i tDDK	Nominal value	Total exercise value	Value on grant	Value as of 31 december	Exercise period
Board of Directors	215.9	6,455.4	1,120.0	4,108.6	18 April - 2 May 2007
President	162.0	4,343.8	840.0	3,082.9	18 April - 2 May 2007
Management staff	734,2	24,595.7	3,850.6	12,558.2	18 April - 2 May 2007
Employees	275.4	8,234.5	1,582.0	5,240.9	18 April - 2 May 2007
Former employees	372.5	11,137.5	2,086.0	7,088.7	18 April - 2 May 2007
Total	**1,760.0**	**54,766.9**	**9,478.6**	**32,079.3**	

The value of warrants on grant (DKK 56 – DKK 75) and as of 31 December 2005 (DKK 30 – DKK 190) has been determined using the BlackScholes model and is based on historic volatility.

2004

Bavarian Nordic A/S issued warrants to employees and Management in the Group in 2004. The obligations under warrants, with exercise prises of DKK 323 – 673 per share, DKK 1,630 thousand nominal value, break down as follows:

Alle beløb i tDDK	Nominal value	Total exercise value	Value on grant	Value as of 31 december	Exercise period
Board of Directors	200.0	6,460.0	1,120.0	5,657.4	18 April - 2 May 2007
President	150.0	4,845.0	840.0	4,243.0	18 April - 2 May 2007
Management staff	625.0	22,550.0	3,850.6	16,610.5	18 April - 2 May 2007
Employees	525.0	16,957.5	2,940.0	14,850.0	18 April - 2 May 2007
Former employees	130.0	4,199.0	728.0	3,677.3	18 April - 2 May 2007
Total	**1,630.0**	**55,011.5**	**9,478.6**	**45,038.2**	

The value of warrants on grant (DKK 56 – DKK 75) and as of 31 December 2004 (DKK 140 – DKK 262) has been determined using the BlackScholes model and is based on historic volatility.

Notes to the financial statements

		Group		
	All amounts in DKK '000	2005	2004	2003
Note	**Contingent liabilities, warranties, collateral security and contractual obligations**			
19	The Company has given normal warranties of 2-3 years on deliveries of goods. These warranties are mostly covered by corresponding warranties from sub-contractors.			
	The parent company has provided a guarantee to Nordea A/S for a credit line to a subsidiary for a maximum of EUR 1.3 million	10,000	10,000	2,855
	Bank guarantees issued as deposits for laboratory and office facilities in Martinsried, Germany.	2,054	2,288	551
	Operating leases			
	Leases for cars have remaining terms of up to 34 months:			
	- Due within the next year	871	250	171
	- Due between 1 and 5 years	1,647	505	393
	- Due after 5 years	0	0	0
	Rent commitments:			
	Leases for laboratory and office facilities in Martinsried and Berlin, Germany, and in California, USA.			
	The leases are non-terminable for periods from 6 months to 72 months.	47,961	33,329	20,156
	Mandatory payment obligations under the leases:			
	- Due within the next year	12,589	7,348	6,106
	- Due between 1 and 5 years	32,341	24,232	14,050
	- Due after 5 years	3,031	1,749	0
	Collaborative agreements:			
	The Company has contractual agreements with research partners for long-term research projects.			
	- Due within the next year	13,125	13,725	11,496
	- Due between 1 and 5 years	3,957	5,663	15
	- Due after 5 years	0	0	0
	Other contractual agreements:			
	- Due within the next year	4,653	26,093	199
	- Due between 1 and 5 years	2,294	24	31
	- Due after 5 years	2,867	0	0

Interim financial statements

The following interim financial statements are extracts from the Company's interim report for the nine months ended 30 September 2006 with comparative figures for the nine months ended 30 September 2005, which were released to the Copenhagen Stock Exchange on 7 November 2006.

The published interim report for the nine months ended 30 September 2006 included the Management's review and consolidated financial statements in accordance with the rules on the presentation of interim financial statements laid down by the Copenhagen Stock Exchange. The interim financial statements in this Prospectus do not include the Management's review included in the published interim reports.

Statement by the Corporate Management and Board of Directors

The Corporate Management and Board of Directors have today considered and adopted the interim financial statements for the period 1 January to 30 September 2006. The interim financial statements are presented in accordance with the Copenhagen Stock Exchange rules on the presentation of interim financial statements and the Company's accounting policies, which are described on pages F-4 to F-7.

We consider the accounting policies to be appropriate. In addition, we consider the interim financial statements to have been presented in accordance with the rules on the presentation of interim financial statements laid down by the Copenhagen Stock Exchange and the Company's accounting policies, which are described on pages F-4 to F-7.

Kvistgård, 22 December 2006

Direktionen

Peter S. Wulff
President & CEO

Bestyrelsen

Asger Aamund Chairman	Eigil Bjerl Nielsen	Erling Johansen	Flemming Pedersen

Report by the Company's statutory auditor

To the shareholders of Bavarian Nordic A/S

We have audited the interim financial statements of Bavarian Nordic A/S for the nine months ended 30 September 2006, which are presented on pages F-35 to F-38 of this Prospectus. The interim financial statements are presented in accordance with the rules of Copenhagen Stock Exchange on the presentation of interim financial statements and the Company's accounting policies, which are described on pages F-4 to F-7.

The comparative figures for the nine months ended 30 September 2005 are unaudited.

The interim financial statements for the nine months ended 30 September 2006 are the responsibility of the Company's Corporate Management and Board of Directors. Our responsibility is to express an opinion on the interim financial statements based on our audit.

Basis of opinion

We conducted our audit in accordance with international and Danish auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim financial statements. An audit also includes assessing the accounting policies used and significant estimates made by Management, as well as evaluating the presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the interim financial statements have been prepared in accordance with the rules of Copenhagen Stock Exchange on the presentation of interim financial statements and the Company's accounting policies.

Copenhagen, 22 December 2006

Deloitte
Statsautoriseret Revisionsaktieselskab

Jens Rudkjær
State Authorised Public Accountant

Jørgen Holm Andersen
State Authorised Public Accountant

Income statement – Group

DKK million	Audited 1/1-30/9 2006	Unaudited 1/1-30/9 2005
Revenue	141.8	205.6
Production costs	103.2	96.6
Gross result	**38.6**	**109.0**
Research and development costs	86.8	80.9
Sales costs and administrative expenses	97.7	62.3
Other operating costs	-	-
Total operating costs	**184.5**	**143.2**
Income before interest and tax	**(145.9)**	**(34.2)**
Financial income	11.6	17.7
Financial expenses	(10.9)	(16.7)
Income before tax	**(145.2)**	**(33.2)**
Income tax	32.5	8.8
Net profit		

Balance sheet – Group

DKK million	Audited 30/9 2006	Unaudited 30/9 2005
Non-current assets	427.0	344.3
Tax asset	134.5	85.2
Inventories	13.5	47.0
Receivables	52.8	43.5
Cash and securities	382.3	443.3
Total assets	**1,010.1**	**963.3**
Equity	739.3	692.2
Non-current liabilities	186.9	120.6
Current liabilities	83.9	150.5
Total equity and liabilities	**1,010.1**	**963.3**

Cash flow statement – Group

DKK million	Audited 30/9 2006	Unaudited 30/9 2005
Cash flow from operating activities	(137.1)	(54.1)
Cash flow from investing activities	(282.1)	(430.4)
Cash flow from financing activities	191.3	466.6
Net change in cash and cash equivalents	(227.9)	(17.9)
Net cash and cash equivalents as of 1 January	269.0	80.7
Net cash and cash equivalents as of 30 September	**41.1**	**62.8**
Cash and cash equivalents	41.1	24.8
Securities	341.2	418.5
Cash and securities	**382.3**	**443.3**
- credit facilities used	-	-
Trust/pledged funds	(115.0)	(115.0)
Credit lines	45.0	145.0
Cash preparedness	**312.3**	**473.3**

Statement of changes in equity – Group

Audited	Share Capital	Retained earnings	Equity Parent Company	Equity minorities	Equity total
Equity as of 1 January 2006	**58.0**	**570.2**	**628.2**	**1.9**	**630.1**
Adjustment of tax on warrants		(8.1)	(8.1)		(8.1)
Share-based payment		0.4	0.4		0.4
Foreign exchange adjustments		(1.1)	(1.1)		(1.1)
Income and expenses recognised directly in equity		**(8.8)**	**(8.8)**		**(8.8)**
Net profit/(loss)		(110.5)	(110.5)	(2.2)	(112.7)
Total recognised income/(expenses)		**(119.3)**	**(119.3)**	**(2.2)**	**(121.5)**
Proceeds from issue of new shares	5.8	231.6	237.4		237.4
Expenses from issue of new shares		(6.7)	(6.7)		(6.7)
Other transactions	**5.8**	**224.9**	**230.7**		**230.7**
Equity as of 30 September 2006	**63.8**	**675.8**	**739.6**	**(0.3)**	**739.3**

Unaudited	Share Capital	Retained earnings	Equity Parent Company	Equity minorities	Equity total
Equity as of 1 January 2005	**46.4**	**260.5**	**306.9**	**0**	**306.9**
Recognition of tax on warrants		9.2	9.2		9.2
Share-based payment		2.4	2.4		2.4
Foreign exchange adjustments		(0.9)	(0.9)		(0.9)
Income and expenses recognised directly in equity		**10.7**	**10.7**		**10.7**
Net profit/(loss)		(24.1)	(24.1)	(0.3)	(24.3)
Total recognised income/(expenses)		**(13.4)**	**(13.4)**	**(0.3)**	**(13.7)**
Proceeds from issue of new shares	11.6	405.1	416.7		416.7
Expenses from issue of new shares		(17.7)	(17.7)		(17.7)
Transferred to minority interests		(2.5)	(2.5)	2.5	0
Other transactions	**11.6**	**384.9**	**396.5**	**2.5**	**399.0**
Equity as of 30 September 2005	**58.0**	**632.0**	**690.0**	**2.2**	**692.2**

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www.bavarian-nordic.com

Design and Printing Boje & Mobeck

To the Copenhagen Stock Exchange

Bavarian Nordic A/S publishes prospectus for rights issue

On 21 February 2007, Bavarian Nordic A/S will publish a prospectus for a rights issue. The company's shareholders have pre-emption rights to subscribe new shares at the ratio of 1:5 at DKK 365 per share of DKK 10. Gross proceeds from the rights issue are expected to amount to approximately DKK 465 million.

Background

Management expects that the company will be awarded the RFP-3 order for the supply of an expected 20 million doses of IMVAMUNE® smallpox vaccines with a contractual value of up to DKK 3 billion from the US authorities during the period from the beginning of March until the end of the first half of 2007. This will make Bavarian Nordic a fully established biopharmaceutical development and production business. Bavarian Nordic commands an integrated research and development organisation, a strong patent portfolio based on the MVA technology, the only dedicated MVA production facility in the world and own marketing of the IMVAMUNE® smallpox vaccine in a number of countries as a development-stage product. By having ownership of these links in the value chain, Bavarian Nordic retains most of the value creation within the company.

Management expects that IMVAMUNE® will be the best smallpox vaccine in the market, also to secure first line responders, i.e. healthcare staff, police officers, military personnel, infrastructure employees and political decision-makers, who are identified as groups with a special need for protection. Bavarian Nordic commands a strong global position after Acambis, the only competitor in the field, was excluded from the RFP-3 process in November 2006. Consequently, management believes that authorities interested in gradually replacing emergency stocks of old smallpox vaccines will give high priority to IMVAMUNE®.

Management believes that the expected award of the RFP-3 order combined with the results of all the studies conducted with IMVAMUNE® under the RFP-1 and RFP-2 contracts play a key role in the validation of the commercial potential for the group's MVA technology. The large volume of safety data generated in the clinical trials with IMVAMUNE® allows Bavarian Nordic to utilise the MVA platform quickly and at relatively low costs in a number of other development projects.

Use of proceeds

Bavarian Nordic's cash preparedness totalled DKK 238 million at 31 December 2006. Assuming the expected award of the RFP-3 order in the period from the beginning of March until the end of the first half of 2007, Bavarian Nordic has a total financing requirement of DKK 750 million until the end of 2008. Management expects that the net proceeds from the rights issue of DKK 443 million combined with expected advance payments from the US authorities, debt financing, proceeds from the exercise of an existing employee warrant programme and the group's current cash preparedness will be sufficient to fund operations until the end of 2008, after which Bavarian Nordic expects to generate a cash inflow from operating activities.

The Group's financing requirement is partly due to the requirement for working capital to manufacture IMVAMUNE® vaccines until expected payments are received under the RFP-3 order, and partly due to the requirement for funding of the group's other activities in the fields of HIV, cancer, measles, Respiratory Syncytial Virus and immunotherapy. Overall, the RFP-3 order is expected to result in a cash outflow of DKK 325 million during the period until the end of 2008. Management expects that an Emergency Use Authorisation ("EUA") will be granted in mid-2008, after which delivery of vaccines can begin, and operations will contribute a cash inflow from late 2008. It is expected that the order will generate revenues to Bavarian Nordic of up to DKK 3 billion. The group's other activities are expected to generate a cash outflow totalling DKK 425 million during the period from the beginning of 2007 until the end of 2008. This does not include funding of the group's Phase III clinical trials in the MVA *nef* programme. The group currently intends to seek external funding of the MVA *nef* programme through a collaborative partner. However, the final decision in this respect will depend on the conditions made by any such collaborative partners.

Outlook

For 2006, management expects revenue of DKK 175 million, and a pre-tax loss of DKK 204 million.

For 2006, research and development costs are expected to amount to DKK 120 million.

For 2007, management expects revenue of approximately DKK 130 million, and a pre-tax loss of approximately DKK 350 million. The loss is primarily due to the fact that the company does not expect to recognise income for 2007 relating to the expected RFP-3 order as the income recognition requirements of IAS 18 will not be met until the EUA has been granted.

For 2007, research and development costs are expected to amount to DKK 230 million.

Rights issue
The rights issue comprises 1,275,236 new shares with a nominal value of DKK 10 each with pre-emption rights to the company's shareholders.

On 20 February 2007, the board of directors resolved to exercise the authorisation contained in the company's articles of association to increase the company's share capital by DKK 12,752,360 nominal value, corresponding to 1,275,236 shares, each with a nominal value of DKK 10.

Subscription price
The subscription price of the new shares is DKK 365 per share of DKK 10, free of brokerage.

Subscription ratio
The company's shareholders have pre-emption rights to the new shares at the ratio of 1:5 to the effect that shareholders will be entitled to subscribe for one new share of DKK 10 for each 5 existing shares of DKK 10 held.

Subscription period
The subscription period for the new shares commences on 10 March 2007 and closes on 23 March 2007, inclusive. It is expected that the new shares will be listed on the OMX Copenhagen Stock Exchange on 29 March 2007.

Trading in subscription rights
The subscription rights will be traded in the period from 7 March 2007 to 20 March 2007, inclusive.

Allocation of subscription rights
Subscription rights will be allocated to shareholders who are registered with VP Securities Services on 9 March 2007 at 12.30 noon (Copenhagen time) as shareholders of Bavarian Nordic A/S. Five subscription rights are required for each new share of DKK 10 nominal value.

Underwriting
In connection with the offering, FIH ERHVERVSBANK A/S and Nordea Bank Danmark A/S (the "Joint Underwriters") have signed an agreement with the company, under which they undertake to subscribe a total of 1,275,236 new shares, thereby underwriting all new shares in the rights issue and gross proceeds from the rights issue of DKK 465 million, subject to certain conditions. The Joint Underwriters have underwritten the rights issue equally and pro rata. The Joint Underwriters have received binding advance commitments from A.J. Aamund A/S, PKA A/S and Fåmandsforeningen LD that they will subscribe for 221,891, 69,000 and 37,562 new shares respectively by exercising all their respective subscription rights. The advance commitments are subject, *inter alia*, to the underwriting agreement not being terminated before the expiry of the subscription period.

Managers
The rights issue is planned and managed by FIH PARTNERS A/S and Nordea Corporate Finance as joint lead managers.

Publication and distribution of prospectus
The prospectus prepared in connection with the rights issue in Bavarian Nordic A/S will be published via the Copenhagen Stock Exchange on Wednesday, 21 February 2007.

The prospectus will be available for inspection at Bavarian Nordic A/S' office at Bøgeskovvej 9, DK-3490 Kvistgård, Denmark. The prospectus will be sent to all registered shareholders. The prospectus is furthermore available on the website – except to persons subject to legislation prohibiting this – at www.bavarian-nordic.com, and will be available from

FIH PARTNERS A/S	Nordea Bank Danmark A/S
Langelinie Allé 43	Helgeshøj Allé 33
DK-2100 Copenhagen Ø	DK-2630 Taastrup
Denmark	Denmark
Tel: +45 72 22 47 00	Tel: +45 33 33 50 92
	email: corpact@nordea.com

Important information for U.S. residents
The rights issue contemplated by the prospectus is made to persons resident in the United States only to the extent such persons are holders of existing shares in Bavarian Nordic A/S, whether directly or through a nominee.

This rights issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the *US Securities Act* of 1933 as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of subscription rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

This rights issue is made for the securities of a company organised in Denmark. The offer is subject to Danish disclosure requirements, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Bavarian Nordic A/S is located in Denmark and some or all of its officers and directors may be residents of Denmark. You may not be able to sue a non-US company or its officers or directors in a non-US court for the violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Revision of financial calendar
As a result of the rights issue, the company's announcement of financial results for the financial year 2006 will not be released until Friday, 30 March 2007.

Kvistgård, 20 February 2007

Asger Aamund
Chairman

Contacts: **Peter Wulff, President & CEO**
Telephone: +45 33 26 83 83

Media: United Kingdom	Media: United States of America
Mary Clark, Capital MS&L	Elizabeth Dempsey Becker, Bavarian Nordic Inc.
Telephone: +44 207 307 5330	Telephone: +1 202 725-0501

About Bavarian Nordic A/S:
Bavarian Nordic (CSE: BAVA) is a leading international biopharmaceutical company developing and producing innovative vaccines to prevent and treat infectious diseases and cancer. With operations in Denmark, Germany, the USA, and Singapore, Bavarian Nordic employs over 200 people. Bavarian Nordic's patented technology, MVA-BN®, is as been demonstrated in clinicial studies, one of the world's safest, multivalent vaccine vectors for the development of vaccines against various infectious diseases such as smallpox, HIV/AIDS, as well as against breast and prostate cancer. Several MVA-BN®-based HIV and smallpox vaccines are in clinical Phase I and Phase II trials. Bavarian Nordic has ongoing development contracts with the US government to develop IMVAMUNE® as a safe third-generation smallpox vaccine. Bavarian Nordic has supplied several other governments with smallpox vaccines.
For more information please visit www.bavarian-nordic.com

"Safe Harbour" Statement Under the Private Securities Litigation Reform Act of 1995:
Except for the historical information contained herein, this release contains "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. No "forward-looking statement" can be guaranteed, and actual results may differ materially from those projected. Bavarian Nordic undertakes no obligation to publicly update any "forward-looking statement", whether as a result of new information, future events, or otherwise. Additional information regarding risks and uncertainties is set forth in the current Annual Report, which we incorporate by reference.

END

Stockwise Resumé
Bavarian Nordic A/S publishes prospectus for rights issue